UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 25, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

2nd Quarter 2019

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

Main Information

2Q19

Recurring Net Income

"R$6.5 billion"

+ 3.6% in the quarter

+ 25.2% in 12 months

Profitability

"Return on Average Equity 20.6%"

Market Capitalization

"R$285.9 billion"

+ 5.7% in the quarter

+ 66.6% in 12 months

R$ million (unless otherwise stated)	2Q19	1Q19	2Q18	1H19	1H18	Variation% (unless otherwise stated) 2Q19 x 1Q19	2Q19 x 2Q18	1H19 x 1H18
Result								
Recurring Net Income [1]	6,462	6,238	5,161	12,700	10,263	3.6	25.2	23.7
Net Interest Income	14,468	14,087	13,507	28,555	27,029	2.7	7.1	5.6
Expanded ALL [2]	(3,487)	(3,604)	(3,491)	(7,091)	(7,426)	(3.2)	(0.1)	(4.5)
Fee and Commission Income	8,280	8,074	8,171	16,354	16,057	2.6	1.3	1.8
Income from Insurance, Pension Plans and Capitalization Bonds [3]	3,594	3,826	3,221	7,420	6,348	(6.1)	11.6	16.9
Statement of Financial Position								
Total Assets [4]	1,412,294	1,388,429	1,306,209	1,412,294	1,306,209	1.7	8.1	8.1
Loans - Expanded Loan Portfolio [5]	560,538	548,294	515,635	560,538	515,635	2.2	8.7	8.7
- Individuals	209,867	200,164	182,817	209,867	182,817	4.8	14.8	14.8
- Companies	350,671	348,130	332,818	350,671	332,818	0.7	5.4	5.4
Shareholders' Equity	133,636	126,674	113,039	133,636	113,039	5.5	18.2	18.2
Assets under Management	2,231,331	2,205,050	2,050,956	2,231,331	2,050,956	1.2	8.8	8.8
Highlights								
Annualized Return on Average Equity (ROAE) - % [6]	20.6	20.5	18.4	20.6	18.5	0.1 p.p.	2.2 p.p.	2.1 p.p.
Efficiency Ratio (ER) - % [7]	49.2	48.6	49.7	49.4	49.4	0.6 p.p.	(0.5) p.p.	-
Recurring Net Income per Share (in the last 12 months) - R$ [8]	2.99	2.83	2.48	2.99	2.48	5.7	20.4	20.4
Market Capitalization [9]	285,870	270,349	171,604	285,870	171,604	5.7	66.6	66.6
Dividends / Interest on Shareholders' Equity - Net	1,797	1,752	1,511	3,549	3,030	2.6	18.9	17.1
Delinquency Ratio (> 90 days [10] / Loan Portfolio) - %	3.2	3.3	3.9	3.2	3.9	(0.1) p.p.	(0.7) p.p.	(0.7) p.p.
Tier I Capital - %	15.0	14.4	11.4	15.0	11.4	0.6 p.p.	3.6 p.p.	3.6 p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(5) Besides the Loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For 1H19 / 1H18 considers the cumulative index in 12 months;
(8) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(10) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	2Q19	1Q19	2Q18	1H19	1H18
Recurring Net Income	**6,462**	**6,238**	**5,161**	**12,700**	**10,263**
Non-Recurring Events	**(420)**	**(418)**	**(633)**	**(838)**	**(1,268)**
- Goodwill amortization (Gross)	(374)	(373)	(613)	(747)	(1,220)
- Other (1)	(46)	(45)	(20)	(91)	(48)
Book Net Income	**6,042**	**5,820**	**4,528**	**11,862**	**8,995**

(1) Essentially composed of contingent liabilities.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	2Q19	1Q19	2Q18	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 2Q19 x 2Q18	Variation % 1H19 x 1H18
Net Interest Income	**14,468**	**14,087**	**13,507**	**28,555**	**27,029**	**2.7**	**7.1**	**5.6**
- Client Portion	12,185	11,960	11,694	24,145	22,958	1.9	4.2	5.2
- Market Portion	2,283	2,127	1,813	4,410	4,071	7.3	25.9	8.3
Expanded ALL	**(3,487)**	**(3,604)**	**(3,491)**	**(7,091)**	**(7,426)**	**(3.2)**	**(0.1)**	**(4.5)**
ALL Expenses (1)	(4,349)	(6,292)	(4,369)	(10,641)	(8,968)	(30.9)	(0.5)	18.7
Income from Credit Recovery (1)	1,609	3,008	1,652	4,617	3,099	(46.5)	(2.6)	49.0
Granted Discounts / Other (2)	(612)	(364)	(561)	(976)	(1,089)	68.1	9.1	(10.4)
Impairment of Financial Assets (1)	(135)	44	(213)	(91)	(468)	-	(36.6)	(80.6)
Gross Income from Financial Intermediation	**10,981**	**10,483**	**10,016**	**21,464**	**19,603**	**4.8**	**9.6**	**9.5**
Income from Insurance, Pension Plans and Capitalization Bonds (3)	3,594	3,826	3,221	7,420	6,348	(6.1)	11.6	16.9
Fee and Commission Income	8,280	8,074	8,171	16,354	16,057	2.6	1.3	1.8
Personnel Expenses	(5,488)	(5,158)	(4,927)	(10,646)	(9,756)	6.4	11.4	9.1
Other Administrative Expenses	(5,103)	(5,026)	(4,993)	(10,129)	(9,803)	1.5	2.2	3.3
Tax Expenses	(1,767)	(1,752)	(1,831)	(3,519)	(3,652)	0.9	(3.5)	(3.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	81	48	48	129	75	68.8	68.8	72.0
Other Operating Income / (Expenses)	(1,532)	(1,625)	(1,561)	(3,157)	(3,058)	(5.7)	(1.9)	3.2
Operating Income	**9,046**	**8,870**	**8,144**	**17,916**	**15,814**	**2.0**	**11.1**	**13.3**
Non-Operating Income	11	24	(17)	35	(26)	(54.2)	-	-
Income Tax / Social Contribution	(2,535)	(2,602)	(2,909)	(5,137)	(5,392)	(2.6)	(12.9)	(4.7)
Non-controlling interests in subsidiaries	(60)	(54)	(57)	(114)	(133)	11.1	5.3	(14.3)
Recurring Net Income	**6,462**	**6,238**	**5,161**	**12,700**	**10,263**	**3.6**	**25.2**	**23.7**

(1) In the 1Q19/1H19, the expense lines with ALL (Gross) is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income for the period;

(2) Includes the result with BNDU, provision for sureties and guarantees and others; and

(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

In this quarter, the profitability on the average adjusted Shareholders' Equity (ROAE) reached 20.6%, the highest index in the last sixteen quarters. The net income increase reflects a good performance of the operating income both in the quarterly comparison (2Q19 x 1Q19) and in the annual comparison (2Q19 x 2Q18), which increased 2.0% in the quarter and 11.1% in relation to 2Q18. This evolution originates mainly from the highest net interest income, the lowest Expanded ALL, the highest fee and commission Income and the contribution of our insurance operations, pension plans and capitalization bonds.



▲ 23.7%
▲ 25.2%
▲ 3.6%
R$ million
5,161
30.7%
69.3%
6,238
29.1%
70.9%
6,462
28.4%
71.6%
10,263
30.6%
69.4%
12,700
28.7%
71.3%
2Q18
1Q19
2Q19
1H18
1H19
Banking Activities
Insurance Activities

Efficiency Ratio (ER)



68.4%
67.0%
65.2%
64.5%
64.2%
49.4%
49.3%
49.6%
49.5%
49.4%
49.7%
49.4%
50.4%
48.6%
49.2%
2Q18
3Q
4Q
1Q19
2Q
Quarterly ER
12-month ER
12-month risk-adjusted ER

In comparison with 2Q18, the positive performance of quarterly ER and the stability of the cumulative index in 12 months were originated from the highest net interest income, the highest income from insurance operations, pension plans and capitalization bonds, and the highest fee and commission income, which offset the growth of operating expenses, whose development is mostly linked to the growth of variable expenses related to the performance of the results. The constant improvement of the risk-adjusted ER, is due to the continuous decrease in the Expanded ALL, which maintained its sequence of improvement.

Net Interest Income

Client Portion



▲ 5.2%
▲ 4.2%
▲ 1.9%
R$ million
11,694
11,960
12,185
22,958
24,145
2Q18
1Q19
2Q19
1H18
1H19

The growth, in comparison with the other periods, is due to the positive effects of the average business volume increase, mainly because of the improvement of operations to individuals and the better results of the products' mix. These effects were impacted by the lower average spread. In addition, the higher number of days, in comparison with the 1Q19, contributed positively to 2Q19 performance.

Market Portion



▲ 8.3%
▲ 25.9%
▲ 7.3%
R$ million
1,813
2,127
2,283
4,071
4,410
2Q18
1Q19
2Q19
1H18
1H19

The increase in the periods is mainly justified by the highest result of our treasury department in arbitration operations and operations with clients.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)



2.7%
2.6%
2.5%
▼-4.5%
▼-0.1%
▼-3.2%
R$ million
3,491
3,604
3,487
7,426
7,091
3,278
3,648
3,352
6,958
7,000
213
(44)
135
468
91
2Q18
1Q19
2Q19
1H18
1H19
ALL, Loan Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Reduction of the expenses with Expanded ALL, in the comparison with the 1Q19, is related to the quality of our portfolio, which can be justified by the improvement in the delinquency rates. In relation to 2Q18, even with an evolution of 9% in loan operations, these expenses showed a reduction. In addition, we have incurred lower expenses with Impairment of Financial Assets with a reduction of 37% for the period. We also highlight the lower levels of losses in the periods, as well as the correlation between ALL Expenses and expanded loan portfolio, which registered 2.5% in this quarter, the lowest level since the 4Q17.

Fee and Commission Income



28.1
28.8
29.2
▲1.8%
▲1.3%
▲2.6%
R$ million
8,171
8,074
8,280
16,057
16,354
63
61
62
124
123
2Q18
1Q19
2Q19
1H18
1H19
Fee and Commission Income
Checking Account Holders - million
Business Days

The positive performance of this quarter in relation to the 1Q19 was due the higher income from the checking accounts, a reflection of enlargement of checking account holders' base and the management of the products portfolio according to the client segmentation; higher loan operations income, due to the increase of volume of businesses and the activity of the capital, increasing our performance of underwriting / financial advisory services. In the comparison with 2Q18, the increase is related to: the good performance of the income from the checking accounts, driven by the growth of 1.1 million of new checking account holders; the growth of the income with underwriting / financial advisory services; the growth of income from custody and brokerage services, with a highlight to the high performance of the income from consortium management. In the period, adjustments were made with respect to asset management fees and lower revenues from the activities of the credit card operator.

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds



▲16.9%
7,420
6,348
▲11.6%
2,864
2,628
▼-6.1%
R$ million
3,826
3,594
3,221
1,016
1,335
1,529
3,720
4,556
2,205
2,491
2,065
2Q18
1Q19
2Q19
1H18
1H19
Operating Income
Financial Result

In the comparison with the 1Q19, we highlight the 4.2% evolution in revenues, influenced by the improvement in "Capitalization Bonds" and premiums of "Auto/P&C" and "Health" segments. The behavior of the operating income in the quarter reflects the seasonal effect of the claims, mainly in the segments of "Health".

In the comparison with the 2Q18, the good performance of the operating income was driven mainly by the 3.2% growth in revenues, the improvement of the claims and expense ratios, compensated by the effect of the evaluation of long-term provisions, which occurs frequently, in June and December from each year, and resulted in a reversing entry for the provision, in the amount of R$324 million in 2Q18 and a constitution of provision, in the amount of R$90 million in 2Q19. The growth in the financial income can be justified by the best performance of the financial investments, highlighting the variable income and multimarket.

Operating Expenses

(Personnel and Administrative)



▲ 6.2%
20,775
19,559
▲ 6.8%
▲ 4.0%
R$ million
9,920
10,184
10,591
9,756
10,646
4,927
5,158
5,488
9,803
10,129
4,993
5,026
5,103
2Q18
1Q19
2Q19
1H18
1H19
Administrative Expenses
Personnel Expenses

Personnel Expenses – In the "structural part" the increase of expenses in the quarter reflects the higher spending with payroll and social charges, due to a lower concentration of holidays in the 2Q19 and, in comparison with 2Q18, the growth is related to the effects of the collective bargaining agreement of 2018 / 2019 (readjustment of 5%) and to the evolution of the personnel, in their majority allocated in the business area. In the "non-structural part", these variations are largely justified by higher and variable expenses (participation in the results), in all periods, highlighting that as per this year we implemented a program of variable compensation directed to the employees of the branch network, and by the increase in the expenses with provision for labor claims in the quarterly comparisons.

Administrative Expenses – The increase of the expenses in the periods is concentrated in variable expenses and other expenses related to business growth, in addition to contractual readjustments and rate adjustments of concessionaires of public services occurring in the period, and higher expenses with advertising and marketing, related to conquest of new clients, institutional positioning, Next promotion and offer of our products and services. It should be noted that, in the annual comparison, these expenses grew below the inflation rate (IPCA, Extended Consumer Price Index was 3.4%, and IGP-M, General Market Price Index, was 6.5%).

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	June19	Mar19	June18	Variation % June19 x Mar19	Variation % June19 x June18	As of % June19
Companies (1)	**350,671**	**348,130**	**332,818**	**0.7**	**5.4**	**62.6**
Large Corporates	249,532	248,374	237,868	0.5	4.9	44.5
Micro, Small and Medium-Sized Enterprises	101,139	99,756	94,950	1.4	6.5	18.0
Individuals	**209,867**	**200,164**	**182,817**	**4.8**	**14.8**	**37.4**
Payroll-deductible Loans	57,318	53,505	46,593	7.1	23.0	10.2
Real Estate Financing	41,282	39,759	35,618	3.8	15.9	7.4
Credit Card	34,803	34,319	33,606	1.4	3.6	6.2
CDC / Vehicle Leasing	26,032	24,628	22,167	5.7	17.4	4.6
Personal Loans	23,898	21,688	18,490	10.2	29.2	4.3
Other	26,534	26,265	26,343	1.0	0.7	4.7
Expanded Loan Portfolio	**560,538**	**548,294**	**515,635**	**2.2**	**8.7**	**100.0**
		Without exchange variation		2.3	8.8	

(1) In the 1Q19, there were reallocations in the portfolio from Micro, Small and Medium-sized Enterprises to Large Corporates, in the amount of R$6.7 billion. These reallocations are related to the enhanced segmentation of our Companies clients.

Delinquency Ratio over 90 days


%
6.8 6.6 6.1 5.2 4.5 4.2 4.19 4.14
5.8 5.5 5.1 4.8 4.7 4.4 4.33 4.26
4.8 4.7 4.4 3.9 3.6 3.5 3.27 3.23
1.8 1.9 2.0 1.7 1.5 1.5 0.97 0.80
Sept17 Dec Mar18 June Sept Dec Mar19 June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

For the ninth consecutive quarter, the delinquency ratio showed an improvement, reflecting the quality of the new captures and adjustments in the loan granting and credit recovery processes. Since the peak of delinquency in March 2017, the total index experienced a decrease of 2.4 p.p.. We highlight that all the segments showed an improvement in index since the beginning of 2018, and in June 2019, the segments of large corporates registered the lowest historical level of the last eleven quarters.

Coverage Ratio over 90 days


%
207.7 211.4 219.3 230.0 243.4 245.3 269.2 267.2
9.9 9.9 9.6 9.0 8.8 8.6 8.8 8.6
5.6 5.5 5.4 4.7 4.5 4.2 4.0 3.9
3.7 3.5 3.2 2.9 2.6 2.6 2.5 2.5
Sept17 Dec Mar18 June Sept Dec Mar19 June
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

Our net losses in June 2018 reached 2.9%, and keep the downward trend shown in the E-H Non-Performing operations, we estimate an improvement of 40 basis points, making a net loss of 2.5% in June 2019. Our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and the models of provisioning improvement, which are based on statistical models that capture historical, actuarial and prospective data.

NPL Creation – 90 days *vs.* Write-offs

The total NPL Creation in relation to the loan portfolio reached 1.1% in the 2Q19, showing a an increase over the previous quarter, mainly due to the atypical behavior of large corporates segment presented in 1Q19.


1.4% 1.4% 1.2% 1.0% 1.0% 1.1% 0.9% 1.1%
R$ million
4,997 5,934 5,118 5,443 4,396 5,363 3,904 4,892 4,011 4,859 4,478 4,650 3,826 4,389 4,532 4,476
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Digital in Figures

Digital Channels

In the Digital Channels, we highlight the growth in volume of the loans authorized in 1H19, mainly observing the evolutions of the mobile channel, in which authorized loans grew 149% for companies and 87% for individuals. These evolutions relate to the implantation of new features of this channel. These evolutions relate to the implantation of new features of this channel, such as the discount in the anticipation of receivables product, which contributed to the growth of 89% in the channel for companies, and the implantation of the Giro Fácil product in November 2018.

Loans authorized in the Digital Channels - R$ billion

Individuals



▲ 40.0%
▲ 53.2%
5.5
7.7
11.8
1H17
1H18
1H19

Highlights

Loans Authorized by Product
1H19 x 1H18

- Personal Loans +54% (origination of R$9.4 bi)
- Payroll-deductible loans +50% (origination of R$2.3 bi)

Loans Authorized by Mobile Channel



Base 100 Evolution
100
238
445
1H17
1H18
1H19

Companies



▲ 16.9%
▲ 44.3%
8.3
9.7
14.0
1H17
1H18
1H19

Loans Authorized by Product
1H19 x 1H18

- Discount +34% (origination of R$9.9 bi)
- Advance Payment to Suppliers +73% (origination of R$3.0 bi)

Loans Authorized by Mobile Channel*



Base 100 Evolution
100
249
1H18
1H19

* Mobile Companies was launched in Sept17.

New Implantations

Mobile | Individuals

Real Estate Financing

Clients(1) can now simulate and contract **Real Estate Financing** through the App

(1) Gradual implementation

Consortium Management

Real Estate and Auto

In 90 days, **+ 3.3 Thousand** quotas and **R$189 Million** Invoiced

Main Financial Transactions

Mobile e Internet

Services	1H19 Individuals	1H19 Companies	1H18 Individuals	1H18 Companies	1H17 Individuals	1H17 Companies
Transfers	81%	98%	74%	98%	66%	98%
DOC/TED (types of bank transfer)	89%	98%	84%	97%	82%	97%
Payments	71%	99%	63%	99%	42%	98%

Channel Participation in Total Transactions



40%
53%
65%
77%
85%
86%
60%
47%
35%
23%
15%
14%
2010
2012
2014
2016
2018
1H19
Mobile and Internet
Other Channels

Digital Account Holders

Mobile and Internet | In millions



16.4 MM
digital
clients
12.0
13.4
15.1
1.0
1.1
1.3
June17
June18
June19
Individuals
Companies

Accounts were opened via Mobile App – Individuals

In thousand



19
27
18
38
66
2Q18
3Q18
4Q18
1Q19
2Q19

Digital in Figures

next Developed as a 100% stand-alone digital bank platform, whose main objective is to complement the Bradesco Organization's ecosystem of solutions and address a new target audience, the hyperconnected generation. Launched at the end of 2017, within a gradual process to open the market, the growth has been quite consistent, as shown in the details below.

Amount of Transactions


In million
Average growth 51%
16
22
45
61
83
2Q18
3Q18
4Q18
1Q19
2Q19

Active Accounts and Projections 2019


+1.5 million
1.1 million
800 thousand
500 thousand
158 thousand
June18
Dec18
Mar19
June19
Dec19

Customers Profile


77% of account openings were not Bradesco accounts
80% Between 18-34 years
< 2.5% Churn

Opening of New Accounts


In thousand
Average growth 40%
83
119
218
300
316
2Q18
3Q18
4Q18
1Q19
2Q19

In June 2019, next surpassed 1.1 million active accounts on the platform and already has clients in more than 92% of Brazilian municipalities.

In the 2Q19, clients executed 83.5 million transactions, a volume 36% higher than the one performed in the previous quarter, which shows that, in addition to opening accounts, clients are becoming more and more engaged with next. We launched new features to further expand the completeness of the solutons on the platform: 2 new investment products, new functions of the next keyboard, payment solutions by means of the QRCode and enquiries by means of voice command using SIRI. We also have the next *Mimos* (Gratuities), currently with more than 300 partners and hundreds of exclusive offers.

BIA – Bradesco Artificial Intelligence


BIA

Operating with **87** products and services and **90%** accuracy in responses

Customers and Employees Service

IBM-Watson's Largest Bank implementation in the World

Leading Artificial Intelligence Bank

We have reached the **144 Million** mark of interactions

Total interactions in the quarter (in million)


12.2
30.8
39.0
2Q18
1Q19
2Q19

Total interactions on WhatsApp (in million)
+1.4 million customers have already interacted with BIA on WhatsApp


0.1
23.2
1H18
1H19

Multi-platform
Bradesco App, Next App, WhatsApp and Google Assistant

Main Economic Indicators

Main Indicators (%)	2Q19	1Q19	2Q18	1H19	1H18
Interbank Deposit Certificate (CDI)	1.54	1.51	1.56	3.07	3.17
Ibovespa	5.82	8.56	(14.76)	14.88	(4.76)
USD – Commercial Rate	(1.66)	0.57	16.01	(1.10)	16.56
General Market Price Index (IGP-M)	2.18	2.16	3.87	4.39	5.40
Extended Consumer Price Index (IPCA)	0.71	1.51	1.89	2.23	2.60
Business Days (#)	62	61	63	123	124
Calendar Days (#)	91	90	91	181	181
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	3.8322	3.8967	3.8558	3.8322	3.8558
CDS 5 years (Points)	150	180	270	150	270
Selic - Base Interest Rate (% p.a.)	6.50	6.50	6.50	6.50	6.50
BM&F Fixed Rate (% p.a.)	5.80	6.58	7.58	5.80	7.58

Bradesco's Projections up to 2021

%	2019	2020	2021
USD - Commercial Rate (year-end) - R$	3.80	3.80	3.87
Extended Consumer Price Index (IPCA)	3.80	3.80	3.75
General Market Price Index (IGP-M)	5.66	4.19	4.17
Selic (year-end)	5.50	5.50	7.00
Gross Domestic Product (PIB)	0.80	2.20	3.00

Guidance

Perspectives for 2019

		Realized 1H19 x 1H18
Expanded Loan Portfolio	9% to 13%	9% (9% without exchange variation)
Net Interest Income	4% to 8%	6%
Fee and Commission Income	3% to 7%	2%
Operating Expenses (Administrative and Personnel Expenses)	0% to 4%	6%
Income from Insurance, Pension Plans and Capitalization Bonds (1)	5% to 9%	17%
Expanded ALL - R$ billion	R$ 11.5 to R$ 14.5	R$ 7.1 (Realized 1H19)

(1) It includes the financial income of the operation.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	2Q19	1Q19	2Q18	1H19	1H18	Variation 2Q19 x 1Q19	Variation 2Q19 x 2Q18	Variation 1H19 x 1H18
Net Interest Income	14,468	14,087	13,507	28,555	27,029	381	961	1,526
Client Portion [(1)]	12,185	11,960	11,694	24,145	22,958	225	491	1,187
Average Balance	484,227	470,993	428,486	477,610	422,224	336	1,521	3,012
Average Rate	10.5%	10.6%	11.4%	10.4%	11.2%	(111)	(1,030)	(1,825)
Market Portion [(2)]	2,283	2,127	1,813	4,410	4,071	156	470	339

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and
(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net interest income – Client Portion


11.7%
11.7%
11.3%
11.4%
11.0%
10.7%
10.6%
10.5%
9.3%
7.2%
6.5%
6.4%
6.5%
6.3%
6.2%
6.3%
11,734
11,725
11,264
11,694
11,887
11,884
11,960
12,185
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)


Change in the Client Portion 2Q19 x 1Q19
11,960
336
(321)
68
142
12,185
1Q19
Average Volume
Spread
Products Mix
Number of Days
2Q19

The growth, in comparison with the other periods, is due to the positive effects of the average business volume increase, mainly because of the improvement of operations to individuals, highlighting the real state financing products, payroll-deductible loans and vehicles, and the better result of the products' mix, which has offset the decrease of average spread, due to the higher competitive market dynamics. In addition to the effects mentioned above, the higher number of days also benefited the growth of the 2Q19 margin in relation to the 1Q19.

Net interest income with clients *vs.* Expanded ALL

The quality improvement of the portfolio continues to positively reflect the cost of delinquency (Expanded ALL), which in this quarter represented 28.6% of client portion, the lowest historical level, contributing with the growth of the net spread.


39.7%
46.5%
34.9%
29.9%
29.8%
31.9%
30.1%
28.6%
7.0%
6.1%
7.2%
7.9%
7.6%
7.2%
7.3%
7.4%
R$ million
11,734
11,725
11,264
11,694
11,887
11,884
11,960
12,185
4,663
5,456
3,935
3,491
3,543
3,786
3,604
3,487
7,071
6,269
7,329
8,203
8,344
8,098
8,356
8,698
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The increase in the periods is mainly justified by the highest result of our treasury department in arbitration operations and operations with clients.

Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities[(1)]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations not only present a lower risk, but also provide more favorable conditions to gain customer loyalty.



%
June19
50.5
14.1
12.4
4.6
6.2
12.2
35.4
Short-Term
64.6
Medium-/Long-Term
181 to 360 days
1 to 30 days
31 to 60 days
Over 360 days
61 to 90 days
91 to 180 days

(1) Only normal course operations.

Delinquency Ratio

Over 90 days

For the ninth consecutive quarter, the delinquency declined in every segment, reflecting the better quality of the new captures and adjustments in the loan granting and recovery processes. We highlight that, in the last 12 months, the total of the loans overdue for over 90 days presented a 10% decrease, with a highlight to micro, small and medium-sized enterprises portfolio, with a reduction of 14%, and large corporate portfolio, with a reduction of 51% in the balance in arrears.



%
6.8
6.6
6.1
5.2
4.5
4.2
4.19
4.14
5.8
5.5
5.1
4.8
4.7
4.4
4.33
4.26
4.8
4.7
4.4
3.9
3.6
3.5
3.27
3.23
1.8
1.9
2.0
1.7
1.5
1.5
0.97
0.80
Sept17
Dec
Mar18
June
Sept
Dec
Mar19
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days

In the quarter and in the last 12 months, short-term delinquency in micro, small and medium-sized enterprises portfolios and Individuals showed an improvement. The variation observed in the total index is impacted by individual cases in the large corporate portfolio, therefore, not presenting a change of trend.



%
5.5
6.1
5.2
4.6
4.3
4.3
4.54
4.05
5.4
5.1
5.4
5.2
5.2
4.8
5.33
5.23
4.3
4.0
4.2
4.0
3.9
3.5
3.81
3.87
1.8
0.6
1.4
1.7
1.5
0.9
0.94
1.45
Sept17
Dec
Mar18
June
Sept
Dec
Mar19
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

In the 2Q19, Loan assignments were made (without the retention of risks and benefits, already written-off for losses, in the amount of R$4.0 billion), which did not alter the rates of delinquency in the period. The sale value of these portfolios did not have a relevant impact on the results.

Main Indicators of Loan Portfolio

Coverage Ratios

Our coverage ratios (60 and 90 days) remain at very comfortable levels, reaching 209.3% and 267.2%, respectively. It is important to emphasize that in the last 12 months, while the Loan Portfolio (Bacen criteria) increased 9.4%, loans overdue for over 90 days showed a 10% decrease. These movements reflect the quality improvement of our operations and the improvement of the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data.



207.7% 211.4% 219.3% 230.0% 243.4% 245.3% 269.2% 267.2%
174.6% 175.0% 179.7% 189.4% 200.9% 201.6% 220.2% 209.3%
R$ million
36,557 36,527 35,763 35,240 35,237 35,084 36,987 36,860
20,937 20,868 19,900 18,610 17,538 17,403 16,798 17,611
17,603 17,278 16,311 15,323 14,474 14,302 13,739 13,795
Sept17 Dec Mar18 June Sept Dec Mar19 June
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)

NPL Creation – 90 days *vs.* Write-offs

In 2Q19, the NPL Creation in relation to the loan portfolio reached 1.1%. The variation compared to the previous quarter is justified by the atypical behavior of the large corporates portfolio presented in 1Q19 and by the segment of individuals, related to the credit card product, in 2Q19 . Below we have demonstrated the opening of the NPL Creation per portfolio:



Total - 90 days
1.4% 1.4% 1.2% 1.0% 1.0% 1.1% 0.9% 1.1%
R$ million
4,997 5,934 5,118 5,443 4,396 5,363 3,904 4,892 4,011 4,859 4,478 4,650 3,826 4,389 4,532 4,476
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)



Large Corporates
0.7% 0.4% 0.5% 0.3% 0.5% 0.5% - 0.3%
R$ million
754 513 475 439 573 459 327 494 572 816 627 672 18 530 334 587
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
NPL Creation - Large Corporates
Write-offs - Large Corporates
NPL / Large Corporates



Micro, Small and Medium-Sized Enterprises
1.8% 2.4% 1.6% 1.2% 0.9% 1.4% 1.3% 1.4%
R$ million
1,523 2,000 1,996 2,043 1,323 1,766 1,089 1,690 814 1,313 1,266 1,344 1,233 1,332 1,356 1,322
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
NPL Creation - Micro, Small and Medium-Sized Enterprises
Write-offs - Micro, Small and Medium-Sized Enterprises
NPL / Micro, Small and Medium-Sized Enterprises



Individuals
1.6% 1.5% 1.4% 1.4% 1.4% 1.3% 1.3% 1.4%
R$ million
2,720 3,421 2,647 2,961 2,500 3,138 2,488 2,708 2,625 2,730 2,585 2,634 2,575 2,527 2,843 2,567
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
NPL Creation - Individuals
Write-offs - Individuals
NPL / Individuals

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of June 2019, which registered a positive increase in the quarter and in the last 12 months, was boosted mainly by operations with individuals, with emphasis on operations related to consumer finance (personal loans, payroll-deductible loans and vehicle) and real estate financing, which presented, once again, a two-digit growth in the 12 month comparison.

Our average daily origination of 2Q19 in comparison with the 2Q18 increased 28% (40% with individuals, and 22% with companies). It should be noted that, in the loans authorized for individuals through digital channels reached R$6.7 billion in 2Q19 (+57% in relation to 2Q18), and from this total there was an increase of 84% in the individual mobile channel only, all that in relation to the 2Q18 releases, reaching R$4.1 billion in this quarter.

In the expanded portfolio, we highlight the growth in 12 months of operations with credit risk, which includes debentures, in which the majority are designed for large corporates.

R$ million	June19	Mar19	June18	Variation % Quarter	Variation % 12 months
Individuals	209,126	199,480	181,751	4.8	15.1
Companies	218,407	220,734	209,054	(1.1)	4.5
Loan Portfolio - Bacen	**427,534**	**420,214**	**390,805**	**1.7**	**9.4**
Sureties and Guarantees	73,659	73,314	71,765	0.5	2.6
Operations bearing Credit Risk - Commercial Portfolio (1)	53,638	49,364	47,776	8.7	12.3
Other (2)	5,709	5,401	5,289	5.7	7.9
Expanded Loan Portfolio	**560,538**	**548,294**	**515,635**	**2.2**	**8.7**
		Without exchange variation		2.3	8.8

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	June19	Mar19	June18	Variation % Quarter	Variation % 12 months
Individuals	**209,867**	**200,164**	**182,817**	**4.8**	**14.8**
Consumer Financing	**142,052**	**134,140**	**120,856**	**5.9**	**17.5**
Payroll-deductible Loans	57,318	53,505	46,593	7.1	23.0
Credit Card	34,803	34,319	33,606	1.4	3.6
CDC / Vehicle Leasing	26,032	24,628	22,167	5.7	17.4
Personal Loans	23,898	21,688	18,490	10.2	29.2
Real Estate Financing	**41,282**	**39,759**	**35,618**	**3.8**	**15.9**
Other Products	**26,534**	**26,265**	**26,343**	**1.0**	**0.7**
Rural Loans	7,716	7,860	8,323	(1.8)	(7.3)
BNDES/Finame Onlendings	5,973	6,221	6,214	(4.0)	(3.9)
Other	12,845	12,185	11,806	5.4	8.8
Companies	**350,671**	**348,130**	**332,818**	**0.7**	**5.4**
Working Capital	43,352	41,570	39,830	4.3	8.8
Operations Abroad	30,485	34,938	35,982	(12.7)	(15.3)
Export Financing	40,834	42,195	35,302	(3.2)	15.7
Real Estate Financing	20,565	21,537	25,425	(4.5)	(19.1)
BNDES/Finame Onlendings	17,921	18,443	19,858	(2.8)	(9.8)
Overdraft Account	6,624	7,003	6,787	(5.4)	(2.4)
CDC / Leasing	12,054	10,642	7,868	13.3	53.2
Rural Loans	4,433	5,019	7,300	(11.7)	(39.3)
Sureties and Guarantees	72,980	72,693	71,002	0.4	2.8
Operations bearing Credit Risk - Commercial Portfolio	53,638	49,364	47,776	8.7	12.3
Other	47,787	44,727	35,688	6.8	33.9
Expanded Loan Portfolio	**560,538**	**548,294**	**515,635**	**2.2**	**8.7**
Real	523,831	506,084	472,294	3.5	10.9
Foreign Currency	36,707	42,210	43,341	(13.0)	(15.3)

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
33,305 33,687 34,396 35,618 37,051 38,284 39,759 41,282
27,712 27,179 25,886 25,425 24,515 23,000 21,537 20,565
Quartely origination
1,993 1,977 2,972 3,803 4,119 4,227 3,738 4,683
403 365 936 866 1,098 1,317 926 1,452
1,590 1,612 2,036 2,937 3,021 2,910 2,812 3,231
Sept17 Dec Mar18 June Sept Dec Mar19 June
Borrower
Builder
Individuals
Companies


Units Financed
13,541 15,438 16,436
3,527 5,137 4,949
10,014 10,301 11,487
2Q18 1Q19 2Q19
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector


6.1%
47.5%
June19
46.4%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev


Payroll-deductible Loans Growth
Base 100
100 104 106 110 114 119 126 136
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q


Portfolio
71.3% 72.3% 72.0% 71.6% 71.6% 71.9% 71.2% 70.6%
R$ million
42,551 43,968 45,281 46,593 48,572 50,932 53,505 57,318
28,577 67.2%
30,182 68.6%
31,770 70.2%
33,544 72.0%
35,403 72.9%
38,092 74.8%
41,239 77.1%
44,634 77.9%
13,974 32.8%
13,786 31.4%
13,511 29.8%
13,049 28.0%
13,169 27.1%
12,840 25.2%
12,266 22.9%
12,684 22.1%
Sept17 Dec Mar18 June Sept Dec Mar19 June
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
30,925 31,802 32,300 33,227 34,435 36,811 38,226 40,527
10,550 10,497 10,196 10,553 11,273 12,564 13,062 13,979
20,375 21,305 22,104 22,674 23,162 24,247 25,164 26,547
Sept17 Dec Mar18 June Sept Dec Mar19 June
Individuals
Companies

Distribution of the Portfolio by Product


10.6%
1.5%
June19
88.0%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	June19	%	Mar19	%	June18	%
Economic Sector						
Public Sector	**14,615**	**2.6**	**14,723**	**2.7**	**12,494**	**2.4**
Oil, derivatives and aggregate activities	10,045	1.8	10,016	1.8	10,023	1.9
Production and distribution of electricity	3,708	0.7	3,733	0.7	1,228	0.2
Other sectors	862	0.2	974	0.2	1,243	0.2
Private Sector	**545,923**	**97.4**	**533,571**	**97.3**	**503,141**	**97.6**
Companies	**336,056**	**60.0**	**333,407**	**60.8**	**320,324**	**62.1**
Real estate and construction activities	31,874	5.7	32,456	5.9	34,963	6.8
Retail	36,035	6.4	35,453	6.5	32,949	6.4
Transportation and concession	27,717	4.9	26,817	4.9	24,289	4.7
Services	29,806	5.3	30,826	5.6	28,196	5.5
Wholesale	14,572	2.6	14,353	2.6	14,229	2.8
Automotive	18,216	3.2	18,126	3.3	15,199	2.9
Food products	12,994	2.3	13,838	2.5	14,119	2.7
Other sectors	164,842	29.4	161,538	29.5	156,380	30.3
Individuals	**209,867**	**37.4**	**200,164**	**36.5**	**182,817**	**35.5**
Total	**560,538**	**100.0**	**548,294**	**100.0**	**515,635**	**100.0**

Changes in the Expanded Loan Portfolio by Rating

Also, as a consequence of the reinforcement of loan granting policies and risk management, 96.7% of new borrowers were classified in ratings from AA to C, collaborating with the loan portfolio's quality improvement.

Changes in Expanded Loan Portfolio by Rating between June 2018 and 2019	Total Credit on June 2019		New Customers between July 2018 and June 2019		Remaining customers from June 2018	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	500,924	89.4	45,134	96.7	455,790	88.7
D	11,051	2.0	394	0.8	10,657	2.1
E - H	48,563	8.7	1,126	2.4	47,438	9.2
Total	**560,538**	**100.0**	**46,654**	**100.0**	**513,884**	**100.0**

Expanded Loan Portfolio by Rating and Customer Size (%)

The range represented by credits classified between AA-C is at satisfying levels. We highlight the frequent improvement recorded in the loan portfolio of individuals.

Customer Profile	June19 By Rating			Mar19 By Rating			June18 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	88.2	1.8	10.0	87.9	2.0	10.1	88.4	2.4	9.3
Micro, Small and Medium-Sized Enterprises	88.1	2.7	9.3	87.4	2.7	9.8	85.8	3.7	10.5
Individuals	91.4	1.8	6.8	91.3	1.8	6.9	90.4	2.0	7.6
Total	89.4	2.0	8.6	89.1	2.0	8.9	88.7	2.5	8.9

Expanded Loan Portfolio

Portfolio by Debtors


%
33.2
34.2
33.0
33.7
33.7
26.5
27.4
26.3
27.2
27.3
16.8
17.6
17.5
17.9
18.5
11.2
11.8
12.2
12.0
12.2
2.0
2.1
2.1
1.9
1.9
June18
Sept
Dec
Mar19
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	June19	Mar19	June18	Variation% (unless otherwise) Quarter	12 months
Total Provision	**36,860**	**36,987**	**35,240**	**(0.3)**	**4.6**
- Specific	13,912	13,661	15,432	1.8	(9.9)
- Generic	16,049	16,428	12,905	(2.3)	24.4
- Excess	6,899	6,899	6,903	-	(0.1)
Specific Provision / Total Provision (%)	37.7	36.9	43.8	0.8 p.p.	(6.1) p.p.
Total Provision / Loans (%)	8.6	8.8	9.0	(0.2) p.p.	(0.4) p.p.
AA - C Rated Loans / Loans (%)	89.6	89.3	88.5	0.3 p.p.	1.1 p.p.
D-rated Operations under Risk Management / Loans (%)	2.5	2.5	2.9	-	(0.4) p.p.
E-H rated Loans / Loans(%)	9.5	9.5	9.1	-	0.4 p.p.
D-rated loans	9,239	9,169	11,175	0.8	(17.3)
Provision for D-rated loans	1,426	1,414	1,675	0.9	(14.9)
Provision / D-rated loans (%)	15.4	15.4	15.0	-	0.4 p.p.
D-H rated Non-Performing Loans	19,711	19,535	22,113	0.9	(10.9)
Total Provision / D-H-rated Non-performing Loans (%)	187.0	189.3	159.4	(2.3) p.p.	27.6 p.p.
E-H Rated Loans	35,455	35,589	33,828	(0.4)	4.8
Provision for E-H rated loans	32,547	32,759	30,836	(0.6)	5.5
Provision / E-H rated loans (%)	91.8	92.0	91.2	(0.2) p.p.	0.6 p.p.
E-H rated Non-Performing Loans	16,772	16,772	18,464	-	(9.2)
Total Provision / E-H-rated Non-performing Loans (%)	219.8	220.5	190.9	(0.7) p.p.	28.9 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	June19	Mar19	June18	Variation % Quarter	Variation % 12 months
Demand Deposits	32,186	32,977	31,882	(2.4)	1.0
Savings Deposits	108,497	108,575	103,077	(0.1)	5.3
Time Deposits + Debentures	196,172	192,907	179,613	1.7	9.2
Borrowing and Onlending	57,483	59,944	53,160	(4.1)	8.1
Funds from Issuance of Securities	163,190	157,507	153,303	3.6	6.4
Subordinated Debts	18,442	18,528	19,171	(0.5)	(3.8)
Eligible Debt Capital Instruments	36,076	35,430	23,585	1.8	53.0
Subtotal	**612,046**	**605,868**	**563,791**	**1.0**	**8.6**
Securities Sold Under Agreements to Repurchase (1)	245,371	258,162	246,495	(5.0)	(0.5)
Interbank Deposits	582	597	1,847	(2.5)	(68.5)
Working Capital (Own/Managed)	106,447	99,059	86,410	7.5	23.2
Foreign Exchange Portfolio	25,937	21,733	16,150	19.3	60.6
Payment of Taxes and Other Contributions	4,613	4,139	3,483	11.5	32.4
Technical provisions for insurance, pension plans and capitalization bonds	265,241	261,106	252,072	1.6	5.2
Funds raised	**1,260,237**	**1,250,664**	**1,170,248**	**0.8**	**7.7**
Investment Funds and Managed Portfolios	**971,094**	**954,386**	**880,708**	**1.8**	**10.3**
Total Assets under Management	**2,231,331**	**2,205,050**	**2,050,956**	**1.2**	**8.8**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used provides a comfortable margin. Essentially, it proves that we met the demands for loaning funds through our own funding.

R$ million	June19	Mar19	June18	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	36,799	37,116	35,365	(0.9)	4.1
Savings Deposits	108,497	108,575	103,077	(0.1)	5.3
Time Deposits + Debentures	196,172	192,907	179,613	1.7	9.2
Funds from Financial Bills	159,434	153,590	149,901	3.8	6.4
Customer Funds (1)	**500,902**	**492,188**	**467,956**	**1.8**	**7.0**
(-) Reserve Requirements	(86,862)	(86,646)	(71,400)	0.2	21.7
(-) Available Funds (Brazil)	(11,685)	(13,051)	(10,495)	(10.5)	11.3
Customer Funds Net of Reserve Requirements	**402,355**	**392,491**	**386,061**	**2.5**	**4.2**
Borrowing and Onlending	57,483	59,944	53,160	(4.1)	8.1
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	79,570	78,545	69,241	1.3	14.9
Total Funding (A)	**539,408**	**530,980**	**508,462**	**1.6**	**6.1**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**486,880**	**474,979**	**443,870**	**2.5**	**9.7**
B / A	**90.3%**	**89.5%**	**87.3%**	**0.8 p.p.**	**3.0 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	June19	Mar19	June18	Variation % June19 x Mar19	Variation % June19 x June18
Assets					
Current and Long-Term Assets	**311,202**	**301,790**	**289,821**	**3.1**	**7.4**
Securities	300,059	291,422	278,828	3.0	7.6
Life and Pension Plans	250,327	244,086	236,281	2.6	5.9
Other Lines	49,732	47,336	42,547	5.1	16.9
Insurance Premiums Receivable	4,010	3,694	3,676	8.6	9.1
Other Loans	7,133	6,674	7,317	6.9	(2.5)
Permanent Assets	**7,019**	**6,786**	**6,561**	**3.4**	**7.0**
Total	**318,221**	**308,576**	**296,383**	**3.1**	**7.4**
Liabilities					
Current and Long-Term Liabilities	**282,294**	**275,652**	**262,485**	**2.4**	**7.5**
Tax, Civil and Labor Contingencies	2,425	2,397	2,349	1.2	3.2
Payables on Insurance, Pension Plan and Capitalization Bond Operations	596	523	592	14.0	0.6
Other liabilities	14,034	11,628	7,473	20.7	87.8
Insurance Technical Provisions	16,315	15,882	15,791	2.7	3.3
Life and Pension Plan Technical Provisions	240,388	236,888	228,408	1.5	5.2
Capitalization Bond Technical Provisions	8,538	8,336	7,873	2.4	8.4
Non-controlling Interest	**723**	**715**	**649**	**1.1**	**11.4**
Shareholder's Equity [(1)]	**35,204**	**32,209**	**33,249**	**9.3**	**5.9**
Total	**318,221**	**308,576**	**296,383**	**3.1**	**7.4**

(1) In June 2019, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is R$21,872 million.

Consolidated Statement of Income

R$ million	2Q19	1Q19	2Q18	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 2TQ9 x 2Q18	Variation % 1H19 x 1H18
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income [(1)]	11,219	10,952	11,075	22,171	20,935	2.4	1.3	5.9
Retained Claims	(6,880)	(6,378)	(6,628)	(13,258)	(12,881)	7.9	3.8	2.9
Capitalization Bond Draws and Redemptions	(1,442)	(1,305)	(1,472)	(2,747)	(2,737)	10.5	(2.0)	0.4
Selling Expenses	(832)	(778)	(770)	(1,610)	(1,597)	6.9	8.1	0.8
Financial Results	1,529	1,335	1,016	2,864	2,628	14.5	50.5	9.0
Income from Insurance, Pension Plans and Capitalization Bonds	**3,594**	**3,826**	**3,221**	**7,420**	**6,348**	**(6.1)**	**11.6**	**16.9**
Fee and Commission Income	491	536	548	1,027	1,086	(8.4)	(10.4)	(5.4)
Personnel Expenses	(442)	(414)	(353)	(856)	(698)	6.8	25.2	22.6
Other Administrative Expenses	(390)	(337)	(399)	(727)	(744)	15.7	(2.3)	(2.3)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(269)	(609)	(175)	(878)	(326)	(55.8)	53.7	169.3
Operating Income	**2,984**	**3,002**	**2,842**	**5,986**	**5,666**	**(0.6)**	**5.0**	**5.6**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,151)	(1,188)	(1,260)	(2,339)	(2,521)	(3.1)	(8.7)	(7.2)
Net Income	**1,833**	**1,814**	**1,582**	**3,647**	**3,145**	**1.0**	**15.9**	**16.0**

(1) It includes reinsurance premiums.
Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
20.9
19.4
19.7
19.7
18.2
22.3
23.4
23.7
1,483
1,407
1,563
1,582
1,462
1,782
1,814
1,833
910
885
879
987
745
1,003
934
830
351
271
400
230
334
355
398
514
94
135
154
215
250
323
340
326
128
117
130
150
133
101
142
163
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
18,637
21,192
17,570
18,223
17,588
19,187
18,062
18,822
9,540
12,394
8,774
8,795
8,172
9,659
8,685
8,920
5,957
6,041
6,077
6,247
6,369
6,574
6,586
6,725
1,558
1,296
1,293
1,511
1,504
1,385
1,313
1,535
1,582
1,461
1,426
1,670
1,543
1,569
1,478
1,642
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

In the 2Q19, the ROAE (Average Shareholders' Equity) of Insurance Operations, Pension Plans and Capitalization Bonds reached 23.7%, highest in the last decade. The performance of the net income in the comparison with the 2Q18 originates mainly the growth of the operating income, due to the good performance in revenues, the combined ratio, and the growth of the financial result, justified by the best performance of financial investment, highlighting the variable income and multimarket. We highlight below the performance of the companies of the Insurance Group:

- **Bradesco Health:** in the comparison with the 2Q18, it presented an income of 7.7% and a reduction of 1.2 p.p. in the claims ratio, reflecting the improvement of the level of retention of clients, technical review of the readjustments, among other actions. In relation to 1Q19, revenues increased 2.1%, and the decrease of the net income is justified by the seasonal effect which reduces the claims at the beginning of each year.
- **Bradesco Auto/P&C:** the evolution in the processes of underwriting has contributed to the Company's growth in revenues in the segments with higher operating income, which can be seen in the performance indicators.
- **Bradesco Life and Pension Plans:** the revenue growth in the periods was driven by the grew of "Life", supported by the launch of a new product that increased sales in 2Q19.
- **Bradesco Capitalization Bonds:** the growth of 8.7% in net income compared to 2Q18 and of 14.8% compared to 1Q19 reflects the improvement in the operating margin, due to the products' mix, especially those of longer duration, and the decrease in administrative expenses.

We also highlight the advance of the commercialization of products through the digital channels, whose turnover in the 1H19 surpassed R$324 million, totaling more than 612 thousand transactions.

Performance Ratios


%
Claims Ratio (1)
75.0
74.0
75.1
73.8
72.4
70.4
68.5
72.5
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q


%
Expense Ratio (2)
9.0
8.8
9.5
8.4
8.5
8.3
8.2
8.3
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q


%
Administrative Efficiency Ratio (3)
3.9
3.9
3.9
4.0
4.4
4.3
4.0
4.2
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q


%
Combined Ratio (4) (5)
86.2
86.1
85.3
84.8
84.1
80.8
80.3
84.5
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.


Clients (1) and Employees
25,967
27,492
27,929
7,044
7,254
7,350
June18
Mar19
June19
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) Excludes overlap of clients.

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
Health: 96.9 99.8 100.9 98.7 97.4 93.8 92.6 98.0
Auto/P&C: 103.8 107.8 102.3 94.6 96.8 99.8 98.4 95.5
Life: 62.9 60.4 59.3 56.1 54.3 54.4 50.4 55.7

Claims Ratio per Industry


%
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
Health: 87.3 86.4 88.9 87.9 85.7 84.0 81.1 86.7
Total: 75.0 74.0 75.1 73.8 72.4 70.4 68.5 72.5
Auto/Optional Third-Party Liability: 66.6 65.5 63.6 60.2 62.2 61.9 59.2 59.2
Life/AP: 34.6 33.9 34.0 32.4 30.4 23.5 25.3 29.5
Property & Casualty: 35.1 32.5 31.7 31.3 29.3 31.2 33.3 28.5

Expense Ratio per Industry


%
3Q17 4Q 1Q18 2Q 3Q 4Q 1Q19 2Q
Property & Casualty: 25.0 25.3 24.6 22.1 22.5 21.1 21.3 21.0
Life/AP: 17.6 17.3 17.9 16.8 18.5 17.3 17.1 17.6
Auto/Optional Third-Party Liability: 15.7 16.1 16.3 16.5 16.2 16.7 16.7 17.2
Total: 9.0 8.8 9.5 8.4 8.5 8.3 8.2 8.3
Health: 4.7 4.6 5.5 4.4 4.5 4.6 4.6 4.6

Technical Provisions


R$ million
Sept17 Dec Mar18 June Sept Dec Mar19 June
Total Reserves: 239,287 246,653 251,231 252,072 254,653 258,755 261,106 265,241
Pension Plans and Life / VGBL: 217,106 224,253 228,269 228,408 230,754 234,661 236,888 240,388
Health: 9,575 9,754 10,230 10,311 10,358 10,392 10,378 10,756
Capitalization Bonds: 7,420 7,563 7,702 7,873 8,022 8,187 8,336 8,538
Auto/P&C (1): 4,668 4,574 4,476 4,521 4,579 4,608 4,567 4,665

(1) It does not include technical provisions for the DPVAT segment.

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
987
934
830
1,866
1,764
8,795
8,685
8,920
17,569
17,605
2Q18
1Q19
2Q19
1H18
1H19
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In the comparison with 2Q18, revenue was driven by the "Life", which grew 27.0% influenced by the launch of a new product that increased sales in 2Q19. A highlight was the mass market segment, with growth of 19.1% in the policyholder base for the last 12 months.

In comparison with the 2Q18, net income is influenced by the increase in the variation of technical provisions, due the evaluation of long-term provision, which recurrently occurs in June and December from each year, and resulted in a reversing entry for the provision in the gross amount of R$324 million (R$178 million in gain of taxes) in 2Q18, and a constitution of provision in the gross amount of R$90 million (R$54 million in gain of taxes) in 2Q19, and by the review of the management fees of some pension plans, due to the higher competitive market dynamics and the new interest rate scenario, impacting our fees and commission income. These effects were partially offset by the decrease in claims and by the increase in financial results.

In comparison with the 1Q19, revenues, which grew 2.7%, and the improvement in financial results were partially offset by the increase in claims and the higher constitution of technical provisions.

Evaluation of Participants and Life and Personal Accident Policyholders


Number of Life and Personal Accidents Policyholders
In thousands
33,153
34,157
33,138
June18
Mar19
June19


In thousands
Number of Pension and VGBL Participants
3,149
2,961
2,947
June18
Mar19
June19

Health


R$ million
215
340
326
369
666
5,873
6,151
6,263
11,584
12,414
2Q18
1Q19
2Q19
1H18
1H19
Net Written Premiums
Net Income

Note: It considers the companies *Bradesco Saúde* and *Mediservice*. For comparison purposes, effects of non-recurring events are not considered.

The net income increase in comparison with the 2Q18 mainly reflects the higher revenue, the improvement of claim ratio, reflecting the improvement of clients' retention level, and the technical review of the adjustments, among other actions.

In the comparison with the 1Q19, the decrease of the net income is mainly related to the seasonal effect which reduces the claims at the beginning of each year.

The portfolio of policyholders, in comparison with the 1Q19, showed a slight increase, indicating a new growth cycle.

Number of Bradesco Saúde and Mediservice Policyholders


In thousands
3,652
147
3,505
3,579
141
3,438
3,586
139
3,447
June18
Mar19
June19
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds


R$ million
150
142
163
280
305
1,670
1,478
1,642
3,096
3,120
2Q18
1Q19
2Q19
1H18
1H19
Capitalization Bond Income
Net Income

In comparison between the 1Q19 and the 2Q18, the net income increase, reflects the improvement in the operating margin, due to the change in the products' mix, especially those of longer duration, and the decrease in administrative expenses.

We also highlight that we have maintained our leadership in this market, with a Market Share of 26.7% (SUSEP - May19).


Number of Active Capitalization Bonds
In thousands
2,820
2,751
2,711
23,112
23,034
22,712
7,317
7,253
7,301
15,795
15,781
15,411
June18
Mar19
June19
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty


R$ million
68
95
103
120
198
1,461
1,273
1,512
2,677
2,785
2Q18
1Q19
2Q19
1H18
1H19
Net Written Premiums
Net Income

In comparison between the 1Q19 and the 2Q18, net income increase reflects the improvements in revenues in the auto segment claim ratio due to the evolution in the pricing process, in the risk acceptance, in the automation of processes, in the claims adjustment, in the reduction in the frequency of theft and robbery and in lower administrative expenses.

This evolution in the processes of underwriting has contributed to the Company's growth in revenues in the segments with higher operating income, which can be seen in the performance indicators.

In addition, this year we launched an exclusive Automobile product for Bradesco account holders, which should contribute to and leverage the Insurer's sales in this segment.


Number of Policyholders
In thousands
2,953
2,995
2,811
1,513
1,489
1,280
1,440
1,506
1,531
June18
Mar19
June19
Auto/Optional Third-Party Liability
P&C

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	2Q19	1Q19	2Q18	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 2Q19 x 2Q18	Variation % 1H19 x 1H18	As of % 2Q19
Card Income	2,781	2,766	2,788	5,547	5,551	0.5	(0.3)	(0.1)	33.6
Checking Account	1,932	1,851	1,765	3,783	3,513	4.4	9.5	7.7	23.3
Asset Management	928	966	1,007	1,894	2,001	(3.9)	(7.8)	(5.3)	11.2
Loans Operations	755	726	801	1,481	1,525	4.0	(5.7)	(2.9)	9.1
Collections and Payments	594	609	618	1,203	1,230	(2.5)	(3.9)	(2.2)	7.2
Consortium Management	454	457	412	911	795	(0.7)	10.2	14.6	5.5
Custody and Brokerage Services	268	264	256	532	490	1.5	4.7	8.6	3.2
Underwriting / Financial Advisory Services	270	121	256	391	410	123.1	5.5	(4.6)	3.3
Other	298	314	268	612	542	(5.1)	11.2	12.9	3.6
Total	**8,280**	**8,074**	**8,171**	**16,354**	**16,057**	**2.6**	**1.3**	**1.8**	**100.0**
Business Days	**62**	**61**	**63**	**123**	**124**	**1**	**(1)**	**(1)**	

Highlights

The positive performance of this quarter in relation to the 1Q19 was due the higher income from the checking accounts, a reflection of enlargement of checking account holders' base and the management of the products portfolio according to the client segmentation; higher loan operations income, due to the increase of volume of businesses and the activity of the capital, increasing our performance of underwriting / financial advisory services. In the comparison with 2Q18, the increase is related to the good performance of the income from the checking accounts; the growth of the income with underwriting / financial advisory services; the growth of income from custody and brokerage services and the higher income from consortium management, highlighting that, from the beginning of this quarter, this product is available on the Bradesco App and its purchase can be done under 2 minutes.

Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Account – an increase of 1.1 million of new account holders in the last 12 months and more than 300 thousand new current accounts opened in the quarter, and the continuous strengthening in the management of the portfolio of services, which we seek to offer in an assertive way to clients, strengthening our relationship with them.
- Loans Operations – the increase in relation to 1Q19 is justified by the increase in the volume of operations, especially vehicle financing. In comparison with 2Q18, the result of this line includes the effects of the review of the rates practiced by the market in operations with guarantees provided.
- Consortium Management – among the various actions that aimed to optimize the results and that boosted the improvement in this line, we highlight, beyond the continuous review of the portfolio for a more customized offer, for each segment, the increase of the digital features, which was acquired through the Bradesco App in 2Q19, and has already reached 3,257 new quotas, with revenues of R$189 million. We also emphasize that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).
- Asset Management – the reduction in this line, in all periods, is justified by actions to adapt the product portfolio to customers, in line with market dynamics and the interest rate scenario.


Number of Transactions - Credit Cards
In millions
517.7
552.6
555.1


Volume Traded - Credit Cards
R$ million
45,881
49,064
49,998
2Q18
1Q19
2Q19


Checking Account Holders
In millions
27.7
27.8
27.9
28.1
28.1
28.3
28.8
29.2
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q


Number of Outstanding Consortium Quotas
In thousand
1,395
1,411
1,422
1,444
1,463
1,504
1,528
1,539
46
47
46
51
54
57
59
63
246
250
245
245
250
257
260
261
1,103
1,114
1,130
1,148
1,159
1,190
1,209
1,215
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q
Auto
Real Estate
Trucks


Assets under Custody
R$ billion
1,485
1,512
1,566
1,497
1,559
1,623
1,654
1,775
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q


Processed Documents
(Cash Management Solutions) (1)
In million
692
700
692
702
707
712
740
752
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q

(1) It includes billing and collection services, payments and others.

Operating Expenses

Personnel and Administrative Expenses

R$ million	2Q19	1Q19	2Q18	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 2Q19 x 2Q18	Variation % 1H19 x 1H18	As of % 2Q19
Personnel Expenses									
Structural	**4,169**	**4,089**	**3,905**	**8,258**	**7,784**	**2.0**	**6.8**	**6.1**	**39.4**
Payroll/Social Charges	2,987	2,917	2,831	5,904	5,588	2.4	5.5	5.7	28.2
Benefits	1,182	1,172	1,074	2,354	2,196	0.9	10.1	7.2	11.2
Non-Structural	**1,319**	**1,069**	**1,022**	**2,388**	**1,972**	**23.4**	**29.1**	**21.1**	**12.5**
Management and Employee Profit Sharing	731	695	511	1,426	977	5.2	43.1	46.0	6.9
Provision for Labor Claims	449	259	397	708	804	73.4	13.1	(11.9)	4.2
Training	53	34	41	87	62	55.9	29.3	40.3	0.5
Termination Costs	86	81	73	167	129	6.2	17.8	29.5	0.8
Total	**5,488**	**5,158**	**4,927**	**10,646**	**9,756**	**6.4**	**11.4**	**9.1**	**51.8**
Administrative Expenses									
Outsourced Services	1,204	1,170	1,165	2,374	2,274	2.9	3.3	4.4	11.4
Depreciation and Amortization	753	722	722	1,475	1,435	4.3	4.3	2.8	7.1
Data Processing	597	621	657	1,218	1,261	(3.9)	(9.1)	(3.4)	5.6
Communication	439	441	432	880	868	(0.5)	1.6	1.4	4.1
Advertising and Marketing	337	295	296	632	552	14.2	13.9	14.5	3.2
Asset Maintenance	319	307	307	626	597	3.9	3.9	4.9	3.0
Rent	323	316	299	639	603	2.2	8.0	6.0	3.0
Financial System Services	253	266	223	519	463	(4.9)	13.5	12.1	2.4
Security and Surveillance	186	184	190	370	385	1.1	(2.1)	(3.9)	1.8
Transportation	197	194	189	391	378	1.5	4.2	3.4	1.9
Utilities (Water, Electricity and Gas)	114	122	101	236	207	(6.6)	12.9	14.0	1.1
Travel	63	68	75	131	129	(7.4)	(16.0)	1.6	0.6
Materials	48	48	64	96	123	-	(25.0)	(22.0)	0.5
Other	270	272	273	542	528	(0.7)	(1.1)	2.7	2.5
Total	**5,103**	**5,026**	**4,993**	**10,129**	**9,803**	**1.5**	**2.2**	**3.3**	**48.2**
Total Operating Expenses	**10,591**	**10,184**	**9,920**	**20,775**	**19,559**	**4.0**	**6.8**	**6.2**	**100.0**
Customer Service Points	**78,521**	**76,231**	**74,760**	**78,521**	**74,760**	**3.0**	**5.0**	**5.0**	**-**


100,489
95,520
92,861
108,793
98,808
97,593
97,683
98,159
98,605
99,156
99,198
4,674
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
2013
2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Employees
Branches

Personnel Expenses – in the "structural part" the increase of expenses in the quarter reflects the higher spending with payroll and social charges, due to a lower concentration of holidays in the 2Q19 and, in comparison with the 2Q18, the growth is related to the effects of the collective bargaining agreement of 2018/2019 (readjustment of 5%) and to the evolution of the personnel, in their majority allocated in the business area. In the "non-structural part", these variations are largely justified by higher and variable expenses (participation in the results), in all periods, highlighting that as per this year we implemented a program of variable compensation directed to the employees of the branch network, and by the increase in the expenses with provision for labor claims in the quarterly comparisons.

Administrative Expenses – the increase of the expenses in the periods is concentrated in variable expenses and other expenses related to business growth, in addition to contractual readjustments and rate adjustments of concessionaires of public services occurring in the period, and higher expenses with advertising and marketing, related to the conquest of new clients, institutional positioning, next promotion and offer of our products and services. It should be noted that, in the annual comparison, these expenses grew below the inflation rate (IPCA, Extended Consumer Price Index was 3.4%, and IGP-M, General Market Price Index, was 6.5%).

Additional Information

Operating Coverage Ratio (1)


%
76.3
78.3
79.4
80.9
81.0
81.0
80.4
79.3
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q

(1) Fee and Commission Income / Personnel and Administrative Expenses (acumulated for 12 months).

The coverage ratio remains at high levels, standing at 79.3% in 2Q19. The performance of the ratio in the quarter reflects the higher operating expenses, whose growth is, essentially, related to variable expenses associated with performance and results, as well as with other expenses that support the growth of business.

Other Operating Expenses, Net of Income

R$ million	2Q19	1Q19	2Q18	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 2Q19 x 2Q18	Variation % 1H19 x 1H18
Expenses with Marketing of Cards	(578)	(536)	(646)	(1,114)	(1,236)	7.9	(10.4)	(9.8)
Civil and Tax Contingencies	(404)	(117)	(250)	(521)	(563)	245.3	61.4	(7.5)
Claims	(125)	(97)	(94)	(222)	(168)	29.0	32.9	32.1
Other	(425)	(875)	(571)	(1,300)	(1,091)	(51.4)	(25.6)	19.2
Total	**(1,532)**	**(1,625)**	**(1,561)**	**(3,157)**	**(3,058)**	**(5.7)**	**(1.8)**	**3.2**

The variation of other operating expenses, net income, in relation to 1Q19 is related to lower costs arising from insurance activities and to the reversal provision for tax proceedings performed in the previous quarter. The increase in expenses with marketing of cards in comparison with the 1Q19 is justified by the higher volume of transactions and, in relation to the other periods, the decrease in these expenses is a reflection of the result of actions aimed at gaining efficiency and reducing our costs.

Basel Ratio

The increase of the rates in comparison with March 2019 is related to the strong internal generation capital (net income). In addition, the Capital Tier I was benefited by the adjustments of the equity evaluation, reducing the impacts of JCP (Interest on Equity)/Dividends and the increase of risk-weighted assets.


17.7%
13.4%
0.9%
12.5%
17.1%
13.1%
0.8%
12.3%
15.9%
12.4%
0.8%
11.6%
14.9%
11.4%
0.8%
10.6%
16.8%
12.2%
0.8%
11.4%
17.8%
13.7%
1.4%
12.3%
18.1%
14.4%
1.4%
13.0%
18.6%
15.0%
1.4%
13.7%
Sept17
Dec
Mar18 (1)
June
Sept
Dec
Mar19
June
Total Ratio
Common Equity
Additional Capital

(1) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).


%
Changes in the Tier I Ratio in the quarter
14.4
1.4
13.0
0.9
0.4
(0.3)
(0.4)
15.0
1.4
13.7
Limits 2019 (1)
9.5% Tier I
8.0% Common Equity
Mar19
Net Income 2Q19
Asset Valuation Adjustments
Interest on Shareholders' Equity/Dividends
Weighted Assets
June19
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Selected Information – History

R$ million	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Income Statement for the Period								
Recurring Net Income (1)	6,462	6,238	5,830	5,471	5,161	5,102	4,862	4,810
Net Interest Income	14,468	14,087	14,774	13,953	13,507	13,522	13,809	13,358
Clients Portion	12,185	11,960	11,884	11,887	11,694	11,264	11,725	11,734
Net Clients Portion of Expanded ALL	8,698	8,356	8,098	8,344	8,203	7,329	6,269	7,071
Expanded ALL	(3,487)	(3,604)	(3,786)	(3,543)	(3,491)	(3,935)	(5,456)	(4,663)
Fee and Commission Income	8,280	8,074	8,434	8,123	8,171	7,886	8,120	7,874
Administrative and Personnel Expenses	(10,591)	(10,184)	(10,619)	(10,099)	(9,920)	(9,639)	(10,218)	(9,863)
Income from Insurance, Pension Plans and Capitalization Bonds	3,594	3,826	3,542	3,231	3,221	3,127	3,347	3,012
Statement of Financial Position								
Total Assets (2)	1,412,294	1,388,429	1,386,010	1,356,748	1,306,209	1,303,842	1,298,328	1,311,672
Securities	650,112	630,310	658,501	634,066	598,128	585,837	584,650	572,099
Expanded Loans Portfolio	560,538	548,294	531,615	523,431	515,635	486,645	492,931	486,864
- Individuals	209,867	200,164	194,723	186,159	182,817	177,814	175,469	172,207
- Companies	350,671	348,130	336,892	337,272	332,818	308,831	317,462	314,657
Allowance for Loan Losses (ALL)	(36,860)	(36,987)	(35,084)	(35,237)	(35,240)	(35,763)	(36,527)	(36,557)
Total Deposits	332,074	326,674	342,879	319,375	299,604	271,391	265,278	259,577
Technical Provisions	265,241	261,106	258,755	254,653	252,072	251,231	246,653	239,287
Shareholders' Equity	133,636	126,674	121,121	115,670	113,039	113,776	110,457	110,301
Assets under Management	2,231,331	2,205,050	2,181,893	2,127,243	2,050,956	2,040,686	2,023,543	2,025,554
Performance Indicators (%)								
Recurring Net Income per Share - R$ (3) (4)	2.99	2.83	2.68	2.56	2.48	2.42	2.37	2.31
Book Value per Common and Preferred Share - R$ (4)	16.64	15.77	15.08	14.40	14.07	14.16	13.75	13.73
Annualized Return on Average Equity (5) (6)	20.6	20.5	19.0	18.7	18.5	18.6	18.1	18.1
Annualized Return on Average Assets (6)	1.8	1.8	1.6	1.6	1.6	1.6	1.5	1.5
Fixed Asset Ratio (7)	34.4	35.3	36.3	38.0	44.9	43.1	43.4	38.9
Combined Ratio - Insurance (8)	84.5	80.3	80.8	84.1	84.8	85.3	86.1	86.2
Efficiency Ratio (ER) - New Calculation (3) (11)	49.4	49.5	49.6	49.3	49.4	49.0	48.8	48.7
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	79.3	80.4	81.0	81.0	80.9	79.4	78.3	76.3
Market Capitalization - R$ million (9)	285,870	270,349	242,606	182,110	171,604	237,219	200,521	208,250
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.6	8.8	8.6	8.8	9.0	9.6	9.9	9.9
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.1	4.0	4.3	4.4	4.8	5.4	5.6	5.7
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.2	3.3	3.5	3.6	3.9	4.4	4.7	4.8
Coverage Ratio (> 90 days (10))	267.2	269.2	245.3	243.4	230.0	219.3	211.4	207.7
Coverage Ratio (> 60 days (10))	209.3	220.2	201.6	200.9	189.4	179.7	175.0	174.6
Operating Limits %								
Basel Ratio - Total (7)	18.6	18.1	17.8	16.8	14.9	15.9	17.1	17.7
Tier I Capital	15.0	14.4	13.7	12.2	11.4	12.4	13.1	13.4
- Common Equity	13.7	13.0	12.3	11.4	10.6	11.6	12.3	12.5
- Additional Capital	1.4	1.4	1.4	0.8	0.8	0.8	0.8	0.9
Tier II Capital	3.6	3.7	4.2	4.5	3.5	3.5	4.0	4.3

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in "Complete Financial Statements" of this report;
(3) In the last 12 months;
(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(5) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(6) Year-to-Date Recurring Net Income;
(7) Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);
(8) It excludes additional reserves;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;
(10) Overdue loans; and
(11) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses).

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

2Q19 x 1Q19

R$ million	Second Quarter of 2019				First Quarter of 2019			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**18,535**	**(4,067)**	**-**	**14,468**	**18,713**	**(4,626)**	**-**	**14,087**
Expanded ALL	(4,349)	862	-	(3,487)	(6,292)	2,688	-	(3,604)
Gross Income from Financial Intermediation	**14,186**	**(3,205)**	**-**	**10,981**	**12,421**	**(1,938)**	**-**	**10,483**
Income from Insurance, Pension Plans and Capitalization Bonds	2,066	1,528	-	3,594	2,491	1,335	-	3,826
Fee and Commission Income	8,216	64	-	8,280	8,001	73	-	8,074
Personnel Expenses	(5,488)	-	-	(5,488)	(5,158)	-	-	(5,158)
Other Administrative Expenses	(5,103)	-	-	(5,103)	(5,026)	-	-	(5,026)
Tax Expenses	(1,847)	80	-	(1,767)	(1,726)	(26)	-	(1,752)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	81	-	-	81	48	-	-	48
Other Operating Income / Expenses	(3,476)	1,493	451	(1,532)	(3,421)	1,349	447	(1,625)
Operating Income	**8,635**	**(40)**	**451**	**9,046**	**7,630**	**793**	**447**	**8,870**
Non-Operating Income	(195)	206	-	11	(97)	121	-	24
Income Tax / Social Contribution and Non-controlling Interest	(2,398)	(166)	(31)	(2,595)	(1,713)	(914)	(29)	(2,656)
Net Income	**6,042**	**-**	**420**	**6,462**	**5,820**	**-**	**418**	**6,238**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(734) million in 2Q19 and R$240 million in 1Q19; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

1H19 x 1H18

R$ million	First Semester of 2019				First Semester of 2018			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**37,248**	**(8,693)**	**-**	**28,555**	**26,852**	**177**	**-**	**27,029**
Expanded ALL	(10,641)	3,550	-	(7,091)	(8,968)	1,542	-	(7,426)
Gross Income from Financial Intermediation	**26,607**	**(5,143)**	**-**	**21,464**	**17,884**	**1,719**	**-**	**19,603**
Income from Insurance, Pension Plans and Capitalization Bonds	4,557	2,863	-	7,420	3,720	2,628	-	6,348
Fee and Commission Income	16,217	137	-	16,354	15,906	151	-	16,057
Personnel Expenses	(10,646)	-	-	(10,646)	(9,756)	-	-	(9,756)
Other Administrative Expenses	(10,129)	-	-	(10,129)	(9,803)	-	-	(9,803)
Tax Expenses	(3,573)	54	-	(3,519)	(2,717)	(935)	-	(3,652)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	129	-	-	129	75	-	-	75
Other Operating Income / Expenses	(6,897)	2,842	898	(3,157)	(5,915)	1,549	1,308	(3,058)
Operating Income	**16,265**	**753**	**898**	**17,916**	**9,394**	**5,112**	**1,308**	**15,814**
Non-Operating Income	(292)	327	-	35	(335)	309	-	(26)
Income Tax / Social Contribution and Non-controlling Interest	(4,111)	(1,080)	(60)	(5,251)	(64)	(5,421)	(40)	(5,525)
Net Income	**11,862**	**-**	**838**	**12,700**	**8,995**	**-**	**1,268**	**10,263**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(494) million in 1H19 and R$7,177 million in 1H18; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet[1] – Consolidated

R$ million	June19	Mar19	June18	Variation % June19 x Mar19	Variation % June19 x June18
Assets					
Current and Long-Term Assets	**1,383,325**	**1,359,044**	**1,277,879**	**1.8**	**8.3**
Funds available	15,448	18,068	15,425	(14.5)	0.1
Interbank Investments	106,140	110,669	108,615	(4.1)	(2.3)
Securities and Derivative Financial Instruments	650,112	630,310	598,128	3.1	8.7
Interbank and Interdepartmental Accounts	87,275	87,570	72,886	(0.3)	19.7
Loan and Leasing Operations	363,828	356,744	340,717	2.0	6.8
Allowance for Loan Losses (ALL)	(36,860)	(36,987)	(35,240)	(0.3)	4.6
Other Receivables and Assets	197,382	192,670	177,348	2.4	11.3
Permanent Assets	**28,969**	**29,385**	**28,330**	**(1.4)**	**2.3**
Investments	2,124	2,184	2,122	(2.7)	0.1
Premises and Equipment and Leased Assets	9,245	9,030	7,788	2.4	18.7
Intangible Assets	17,600	18,171	18,420	(3.1)	(4.5)
Total	**1,412,294**	**1,388,429**	**1,306,209**	**1.7**	**8.1**
Liabilities					
Current and Long-Term Liabilities	**1,276,507**	**1,259,615**	**1,191,081**	**1.3**	**7.2**
Deposits	332,074	326,674	299,604	1.7	10.8
Securities sold under agreements to repurchase	250,734	266,544	263,310	(5.9)	(4.8)
Funds from Issuance of Securities	163,190	157,507	153,303	3.6	6.4
Interbank and Interdepartmental Accounts	23,889	23,524	23,194	1.6	3.0
Borrowings and Onlendings	57,483	59,944	53,160	(4.1)	8.1
Derivative Financial Instruments	24,809	17,993	15,815	37.9	56.9
Technical provisions for insurance, pension plans and capitalization bonds	265,241	261,106	252,072	1.6	5.2
Other liabilities	159,087	146,323	130,623	8.7	21.8
Deferred Income	**371**	**370**	**388**	**0.3**	**(4.4)**
Non-controlling Interest in Subsidiaries	**1,780**	**1,770**	**1,701**	**0.6**	**4.6**
Shareholders' Equity	**133,636**	**126,674**	**113,039**	**5.5**	**18.2**
Total	**1,412,294**	**1,388,429**	**1,306,209**	**1.7**	**8.1**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio [1]: Indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) [1]



11.2
10.5
12.2
8.6
8.8
11.3
11.9
11.9
Sept17
Dec
Mar18
June
Sept
Dec
Mar19
June

Price to Book Ratio: Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)



1.9
1.8
2.1
1.5
1.6
2.0
2.1
2.1
Sept17
Dec
Mar18
June
Sept
Dec
Mar19
June

Dividend Yield [2] [3]: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield [2] [3] - %



3.5
3.7
3.5
4.3
4.1
3.0
3.2
2.6
3Q17
4Q
1Q18
2Q
3Q
4Q
1Q19
2Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity



48.7%
51.7%
35.3%
37.0%
40.3%
37.8%
41.4%
44.0%
31.5%
32.2%
34.2%
32.2%
R$ million
5,055
6,035
6,976
7,204
7,299
4,140
12M14
12M15
12M16
12M17
12M18
1H19
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Bradesco Shares



Buy
84.6%
Hold
7.7%
Sell
7.7%

Bradesco Shares

Share and ADR Performance [1]

In R$ (unless otherwise stated)	2Q19	1Q19	1H19	1H18	Variation % 2Q19 x 1Q19	Variation % 1H19 x 1H18
Recurring Net Income per Share	0.80	0.78	1.58	1.28	3.6	23.7
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.21	0.21	0.42	0.36	2.6	17.1
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.23	0.23	0.46	0.40	2.6	17.1

In R$ (unless otherwise stated)	June19	Mar19	June19	June18	Variation % June 19 x Mar19	Variation % June19 x June18
Book Value per Common and Preferred Share	16.64	15.77	16.64	14.07	5.5	18.2
Last Trading Day Price – Common Shares	33.45	31.54	33.45	20.32	6.1	64.6
Last Trading Day Price – Preferred Shares	37.74	35.78	37.74	22.42	5.5	68.4
Last Trading Day Price – Common share ADR (US$)	8.91	7.94	8.91	5.18	12.2	71.9
Last Trading Day Price – Preferred share ADR (US$)	9.82	9.09	9.82	5.72	8.0	71.8
Market Capitalization (R$ million) [2]	285,870	270,349	285,870	171,604	5.7	66.6

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume



R$ million
427
470
505
511
531
622
647
704
684
928
1,256
161
155
193
233
292
326
320
352
354
522
726
266
315
312
278
239
296
327
352
330
406
529
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
June19
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4



Base 100
626
269
BBDC4
Ibovespa
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
June19

Number of Shareholders – Domiciled in Brazil and Abroad



As % of Investors (%)
Ownership of Capital (%)
0.3
9.1
June19
90.6
19.6
34.6
June19
45.8
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Customers

	June19	Mar19	June18	Variation % June19 x Mar19	Variation % June19 x June18
Structural Information - Units					
Customer Service Points	78,521	76,231	74,760	3.0	5.0
- Branches	4,581	4,594	4,700	(0.3)	(2.5)
- PAs	3,890	3,854	3,903	0.9	(0.3)
- PAEs	901	915	929	(1.5)	(3.0)
- Banco24Horas Network	13,718	13,202	11,694	3.9	17.3
- Bradesco Expresso (Correspondent Banks)	39,507	38,490	38,717	2.6	2.0
- Bradesco Financiamentos	15,851	15,103	14,741	5.0	7.5
- Losango	60	60	63	-	(4.8)
- Branches / Subsidiaries Abroad / Representation Office	13	13	13	-	-
ATMs	57,611	57,480	57,697	0.2	(0.1)
- Onsite Network - Bradesco	34,507	34,823	35,531	(0.9)	(2.9)
- Banco24Horas Network	23,104	22,657	22,166	2.0	4.2
Employees	99,198	99,156	97,683	-	1.6
Outsourced Employees and Interns	14,972	14,788	15,016	1.2	(0.3)
Customers - In millions					
Total Customers (1)	71.1	71.7	71.2	(0.8)	(0.1)
Account Holders (2)	29.2	28.8	28.1	1.4	3.9
Savings Accounts	60.1	59.6	57.9	0.8	3.8
Insurance Group (1)	27.9	27.5	26.0	1.6	7.6
Policyholders	46.8	47.8	46.3	(2.1)	1.1
Pension Plan Participants	2.9	3.0	3.1	(3.3)	(6.5)
Capitalization Bond Customers	2.7	2.8	2.8	(3.6)	(3.6)
Bradesco Financiamentos	1.3	1.3	1.3	-	-

(1) Excludes overlap of clients; and
(2) Includes salary account.

Market Share of the Branches

Region	June19 Bradesco	June19 Market	Market Share	June18 Bradesco	June18 Market	Market Share
North	260	1,102	23.6%	263	1,096	24.0%
Northeast	843	3,332	25.3%	857	3,384	25.3%
Midwest	375	1,681	22.3%	381	1,700	22.4%
Southeast	2,387	10,460	22.8%	2,443	10,700	22.8%
South	716	3,756	19.1%	756	3,843	19.7%
Total	**4,581**	**20,331**	**22.5%**	**4,700**	**20,723**	**22.7%**

Additional Information

Market Share in relation to the Market - %

	June19	Mar19	June18
Bacen			
Bank			
Demand Deposits	N/A	11.9	11.5
Savings Deposits	N/A	13.6	13.6
Time Deposits	N/A	13.1	12.5
Loans	11.9 (1)	11.8	11.3
Loans - Private Institutions	23.9 (1)	23.7	24.1
Loans - Vehicles Individuals (CDC + Leasing)	14.0 (1)	13.9	14.0
Payroll-Deductible Loans	15.8 (1)	15.4	14.4
Consortia			
Real Estate	27.7 (1)	28.3	28.1
Auto	32.6 (1)	32.7	32.0
Trucks, Tractors and Agricultural Implements	19.1 (1)	18.6	17.1
Internacional Area			
Export Market	21.2	21.0	25.9
Import Market	22.7	21.4	24.1
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.4 (1)	24.7	25.0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (1)	24.2	24.3
Life/Personal Accident Insurance Premiums	19.5 (1)	18.5	19.4
Auto/P&C Insurance Premiums	7.8 (1)	7.4	8.1
Auto/Optional Third-Party Liability Insurance Premiums	11.2 (1)	10.5	11.1
Health Insurance Premiums	52.1 (1)	51.8	47.3
Income from Pension Plan Contributions (excluding VGBL)	29.2 (1)	30.4	31.5
Capitalization Bond Income	26.7 (1)	27.0	29.9
Technical provisions for insurance, pension plans and capitalization bonds	24.9 (1)	25.2	26.3
Income from VGBL Premiums	23.1 (1)	24.5	25.5
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	25.5 (1)	25.1	27.1
Pension Plan Investment Portfolios (including VGBL)	26.1 (1)	26.4	27.7
Anbima			
Investment Funds and Managed Portfolios	19.8	20.3	20.5
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.8	31.6	31.2
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	19.8	18.7

(1) Reference Date: May/19; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global / **Austin Rating**

S&P Global - Global Scale - Issuer Credit Rating				S&P Global - National Scale		Austin Rating - National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. It also comprises committees, commissions and departments that support the Board of Directors and the Board of Executive Officers in decision making.

The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to assure the fulfillment of the Organization's risk management processes and policies, and the Risk Committee, whose main purpose is to assess the structure of the Organization's risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

Capital Management

We have a department responsible for Capital Management, subordinated to the Department of Controllership, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2019 amounted to R$11.5 billion.

Basel Ratio

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

R$ million	Basel III Prudential Conglomerate							
	June19	Mar19	Dec18	Sept18	June18	Mar18	Dec17	Sept17
Calculation Basis								
Regulatory Capital	130,808	123,412	117,940	110,141	97,785	100,170	104,673	106,681
Tier I	105,448	98,370	90,322	80,344	74,794	78,206	80,085	80,889
Common Equity	95,843	88,944	81,090	75,036	69,589	73,101	75,080	75,363
Shareholders' Equity	133,636	126,674	121,121	115,670	113,039	113,776	110,457	110,301
Non-controlling/Other	163	152	170	108	108	186	69	84
Phase-in arrangements provided for Resolution No 4,192/13	(37,956)	(37,883)	(40,200)	(40,742)	(43,558)	(40,861)	(35,446)	(35,022)
Additional Capital (1)	9,605	9,427	9,232	5,308	5,205	5,105	5,005	5,526
Tier II	25,359	25,042	27,618	29,797	22,991	21,964	24,588	25,792
Subordinated Debt (according to Resolution No. 4,192/13)	22,363	21,988	22,417	23,212	16,594	16,313	16,947	17,438
Subordinated Debt (before Resolution No 4,192/13)	2,996	3,054	5,201	6,585	6,397	5,651	7,641	8,354
Risk-Weighted Assets (RWA)	**701,776**	**682,635**	**661,616**	**656,301**	**657,922**	**631,159**	**611,442**	**604,581**
Credit Risk	632,615	612,394	598,058	590,790	588,341	567,007	554,929	547,411
Operational Risk	57,494	57,494	53,151	53,151	53,510	53,510	47,605	47,605
Market Risk	11,668	12,747	10,407	12,360	16,071	10,642	8,908	9,564
Total Ratio	**18.6%**	**18.1%**	**17.8%**	**16.8%**	**14.9%**	**15.9%(2)**	**17.1%**	**17.7%**
Tier I Capital	15.0%	14.4%	13.7%	12.2%	11.4%	12.4%	13.1%	13.4%
Common Equity	13.7%	13.0%	12.3%	11.4%	10.6%	11.6%	12.3%	12.5%
Additional Capital	1.4%	1.4%	1.4%	0.8%	0.8%	0.8%	0.8%	0.9%
Tier II Capital	3.6%	3.7%	4.2%	4.5%	3.5%	3.5%	4.0%	4.3%
Subordinated Debt (according to Resolution No. 4,192/13)	3.2%	3.2%	3.4%	3.5%	2.5%	2.6%	2.8%	2.9%
Subordinated Debt (before Resolution No 4,192/13)	0.4%	0.4%	0.8%	1.0%	1.0%	0.9%	1.2%	1.4%

(1) It includes subordinated perpetual debts issued in 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank; and
(2) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Corporate Governance

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Seven Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation – COGIRAC; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

In January 2019, Mr. Josué Augusto Pancini and Mr. Maurício Machado de Minas left the Board of Executive Officers, remaining as members of the Board of Directors, enabling these professionals to contribute more effectively towards the strategic conduct of our Organization, enriching even more the diversity of knowledge of the Body.

In the same period, in addition to the duties conferred by law to the Board of Directors, as a Collegiate Body, a resolution was made to distribute among the Board members, the supervision of tasks related to specific areas.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Code of Self-Regulation and Good Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization in their daily interactions and decisions, eliciting our standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, and Internal Controls and Compliance.

Investor Relations area – IR

Our commitment with transparency, democratization of information, punctuality and the pursuit of the best practices, are essential factors and are constantly reinforced by our Market Relations Department.

The area is responsible for transmitting information, prospects and strategies for the financial community, enabling investors to make investment decisions regarding our shares in a more qualified manner, allowing the evaluation of the shares of Bradesco at a fair market value.

In addition, it is part of the IR team's duties to maintaining the bank's top management informed about the vision of the market in relation to our performance.

In the second quarter of 2019, 80 events were promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting about 570 investors.

We conquered first place in the ranking of "Best Investor Relations Team" and "Best Investor Relations Professional" by the Institutional Investor magazine, in the Financial/Banks category of Latin America 2019. The awards are the result of our effort and dedication in the transmission of consistent and assertive information to our stakeholders.

In the period, there was the publication of the Integrated Report – Complementary Version, for the year of 2018. This document details our environmental, social and governance aspects, integrated with the vision of financial results. The publication also presents indicators related to the topic, including those of the Global Reporting Initiative (GRI), the aspects proposed by the International Integrated Reporting Council (IIRC) and the correlation with the Objectives for Sustainable Development (OSD).

Another highlight of the quarter was the Bradesco ESG Roadshow, in the cities of London, Frankfurt and Paris. The meetings were held with the participation of more than 25 domestic and foreign analysts, who learned more about our work in the area of ESG (Environmental, Social and Governance).

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 62 years, Fundação Bradesco operates 40 schools across Brazil. In 2019, a budget preview of R$652.203 million will benefit an estimated number of 92,468 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it will benefit more than 670 thousand students through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program and another 12,065 students that will be benefited from projects and initiatives carried out in partnership with the Educa+Ação, and from courses and educational and information technology lectures.

Sustainability

We seek to include sustainability in our business and operations with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to incorporate initiatives and voluntary commitments, such as: UNEP FI (United Nations Environment Programme Finance Initiative), Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and counts on members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee's decisions are advised by the Sustainability Committee, an executive body composed by officers and managers from several areas, that guarantee the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

Our performance is recognized in the assessments of the main indexes and ratings of sustainability, such as: Dow Jones Sustainability Indices (DJSI) in the World and Emerging Markets portfolios, of the New York Stock Exchange, the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of B3.

Bradesco is leader in Sustainability

We stood out in the Silver category of the Sustainability YearBook 2019, of RobecoSAM, which acknowledges the leading banks in sustainability. 2,686 companies were assessed from all over the world, belonging to 60 sectors. In the banking sector, of the 176 banks assessed, we are in the select group of 5% with the best performance.

Principles for Banking Responsibility with UNEP FI

We are the only Brazilian Bank among the founders of the Principles for Banking Responsibility with UNEP FI.

The purpose of the initiative is to create guidelines that strengthen the support from banks in achieving the Goals of Sustainable Development and the Paris Agreement on climate change. The final version of the Principles will be published in September 2019.

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Independent Auditor's Report

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were contracted by Banco Bradesco S.A. ("Bradesco") to present a report on the consolidated supplementary financial information of Banco Bradesco as of June 30, 2019 and for the six-month period then ended, in the form of reasonable assurance conclusion based on our work, described in this report, the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information".

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the consolidated supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor's Responsibility

Our responsibility is to examine the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the consolidated supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the consolidated supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the preparation and presentation of the consolidated supplementary accounting information. Our engagement also includes of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

criteria applied by Bradesco in the preparation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis as of June 30, 2019 and for the six-month period then ended has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements as of June 30, 2019 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

Osasco, July 24, 2019

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements

1st Semester 2019

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first semester of 2019, drawn in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic Commentary

In the first semester of this year, the domestic economic activity was lower than expected. However, the advance on pension reform opens space for a more evident resumption of confidence of economic agents and of growth. In an environment of credibility of the economic policy, low inflation and absence of exchange rate pressures, the monetary authority is able to test the levels of the effective rates of interest further reduced than those in force.

In the global scenario, in turn, it proved to be quite challenging in the first semester of 2019. Before the intensification of the trade and geopolitical conflicts, there was high volatility, with low impacts on the economic activity of major economies. On the other hand, this same scenario is associated to a greater international liquidity, which tends to favor asset prices from emerging countries, especially those with better economic and institutional fundamentals.

2. Highlight in the Period

In the Organization, among the events that have marked the first semester of the year, it should be stressed that, **on May 6, the Share Purchase Agreement was signed for the acquisition of BAC Florida Bank**. Subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities, the operation reaffirms Bradesco's objectives to strengthen its presence and activity in different markets, offering investment and other banking services in the USA to its high net worth clients (Prime) and to the Private Bank, increasing, therefore, efficiency gains and in scale, in addition to adding value to its shareholders.

3. Strategic Focus

Our history is marked by a closer look at the client, presence and innovation. We have combined the security of being traditional with the agility of new technologies to transform people's lives, offering a complete and updated portfolio of products and services, and promoting banking inclusion in all points of the national territory. Our business strategy is based on:

- **Scale and diversification**: broad and diversified customer base with appropriate offering to each profile, maximizing the satisfaction of clients and efficiency ratios;
- **Service Channels**: one of the largest and most complete customer service networks in the market, offering high quality products and services to all audiences;
- **People:** as an essential point of our culture and internal career development, continuous investments are made in the training and improvement of our employees;
- **Entrepreneurial culture:** sustained by organic growth, conducting business with transparency, ethics and adequate remuneration to our shareholders;
- **Digital:** investments in technology and innovation to meet and exceed the expectations of clients and other target audiences we serve;
- **Risk Management:** a robust process of governance and strict risks control; and

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- **Business Sustainability:** generation of value to society with appropriate practices in conducting business.

4. Results for the Year

In the first six months of the year, Bradesco's Net Income reached R$11.9 billion, equivalent to R$1.48 per share, and with an annualized return on average Shareholders' Equity of 19.2%. The annualized return on Average Total Assets was 1.8%.

In terms of Interest Shareholders' Equity and Dividends, R$2.2 billion was destined to the shareholders, in gross values, paid in the form of monthly and intermediaries and R$1.9 billion provisioned, totaling R$4.1 billion in the period. Intermediary interest on shareholders' equity paid on July 15, 2019, represent approximately 10 times the value of the monthly paid interest.

By the end of the first semester of the year, the taxes and contributions including pensions, paid or provisioned, reached R$16.9 billion, of which R$6.6 billion is related to taxes withheld and collected from third parties, and R$10.3 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 86.6% of the Net Income.

5. Capital and Reserves

At the end of the period, we highlight:

R$75.1 billion totaled the paid-up Share Capital;

R$58.5 billion totaled the Equity Reserves;

R$133.6 billion was the Shareholders' Equity with a growth of 18.2% in comparison with the same period of the previous year. In relation to Consolidated Assets, that amounted to R$1.3 trillion, the Managed Shareholders' Equity was equivalent to 10%; and

R$285.9 billion in market capitalization of Bradesco, reached on June 30, 2019, which is equivalent to 2.1 times the Shareholders' Equity, having a growth of 66.6% in comparison with the same period of the previous year. The calculation is based on the listing of shares on stock exchanges and, also, reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

The Basel Ratio reached 18.6%, which is therefore higher than the minimum of 11.5% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the fixed asset ratio reached 34.4% at the end of the first semester of the year, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

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We highlight below a summary of our financial information:

R$ million	June19
Statement of Financial Position - Selected Data	
Securities	586,499
Available-for-Sale	221,168
Trading	270,355
Held-to-maturity [(1)]	94,976
Expanded Loans Portfolio [(2)]	560,538
Total Assets under Management	2,168,110
Assets under Management	1,197,016
Funds Raised	971,094
Total Deposits	331,246
Time Deposits	191,179
Savings Deposits	108,497
Demand Deposits	31,218
Interbank Deposits	351
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	265,241
Subordinated Debt	54,518
Brazil	41,018
Overseas	13,500
Funds from Issuance of Securities	163,190
Brazil	159,434
Overseas	3,756
Tax Payments and Collection and Related Charges	4,612
Working Capital	104,693
Borrowings and Onlendings	55,130
Brazil	23,822
Overseas	31,307
Exchange Portfolio	25,937
Securities sold under agreements to repurchase	192,449
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	3.2

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit; and

(3) Overdue loans.

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6. Loan Operations

We are expanding loan portfolios, with emphasis on consumer financing, payroll-deductible loans and support for entrepreneurship. We continuously monitor the portfolios and keep our policy up to date and in line with the current economic situation. Our capillarity allows us to perform the operations directly or in strategic partnerships with various business chains. We expanded and diversified supply in various channels of distribution, especially in the digital means, offering convenience to the clients and increasing business opportunities.

Highlights in some of the lines:

Consumer Financing: includes a representative portion of the loan operations intended to individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small and midsized companies enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large and midsized companies, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

R$560.5 billion on loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Loan Assignments;

R$36.9 billion was the consolidated balance of the allowance for loan losses, considering an additional provision of R$6.9 billion, calculated based on the models of provisioning and statistical models that capture historical, current and prospective data;

R$142.1 billion in operations intended to consumer financing; including the amount of R$57.3 billion in Payroll-Deductible Loans with 9.0 million active contracts at the end of the period;

R$61.9 billion was the balance in the Real Estate Financing portfolio, whereby R$41.3 billion was intended for Individuals and R$20.6 billion for the companies, totaling 206,518 units financed;

R$18.8 billion in applications on agribusiness; and

R$23.9 billion amounted to the balance of onlending portfolios, with 166,415 agreements.

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7. Main Products and Services

Insurance

Through Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, we offer services that include solutions in Life, Health, Dental, Home, Auto Insurance, Property & Casualty and Private Pension Plans and Capitalization Bonds. The modern structure which allows us to have an even more extensive portfolio of products is composed of digital channels, active brokers network, Bradesco Bank Branches and service centers. On June 30, 2019, we recorded:

R$3.6 billion in Net Income;

R$35.2 billion in Shareholders' Equity; and

R$36.9 billion in net written premiums, pension plans contributions and capitalization bond income.

Cards

We offer the most complete means of payment solutions line of the Country working with the main cards, like Elo, Elo Diners, Visa, Mastercard and American Express, in addition to Private Label in partnership with important companies. Bradescard México, a business unit abroad, which keeps highlighted a partnership with the store network C&A, among other relevant to the local market.

We are also well positioned in relation to payment solutions, with relevant market participations such as Cielo and, through Elopar, in the companies ELO Serviços, Alelo – leading company in the food voucher sector –, Livelo, CBSS (Digio) and Veloe – company focused on road mobility and toll collection.

R$99.1 billion in Credit Card transactions in the period.

R$3.6 billion in Fee and commission income.

Consortiums

We offer a complete product portfolio through an integrated platform for the marketing of solutions in synergy with the Network Bank Branches and a digital platform, which ensures our leadership on the Real Estate, Auto and Truck sectors.

R$76.6 billion in accrued value in the period.

1,538,502 active quotas at the end of the period, with 243,993 new quotas sold.

Investment Bank

Banco Bradesco BBI operating as the Investment Bank of the Organization, advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

We also count with the Global Markets area, responsible by the securities and for the institutional client relationship, with highly qualified team and research team covering varied sectors and open companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$105.3 billion was the amount recorded for 80 investment banking transactions.

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Asset Management

Through Bram – Bradesco Asset Management, one of the market leaders in both volume under management and innovation, we offer differentiated and adequate investment solutions for all the customers' profiles that we serve, to guarantee excellence in service quality. We act in multiple customer segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices.

R$653.3 billion were accrued under its management in the first semester of the year.

Capital Market Solutions

Having specialized professionals and a modern infrastructure, diversified solutions and services are offered to the Capital Market, highlighting the Fiduciary Management services for investment funds, Qualified Custody of Securities Bookkeeping of Securities and Depositary (Escrow Account). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global) with:

R$1.8 trillion in assets under client custody; and

R$2.5 trillion in assets under controllership.

Complete Investment Platform

In order to meet the needs of investors clients, according to their life stages, equity and profile, we have our Complete Investment Platform, which aims to generate value to the public through the complete offer of products and solutions investments, in different service channels. It is supported by three pillars: broad portfolio of products, investment portfolios and specialized consultancy.

The service in the investment management is carried out by the Branch Network Managers and a specialist team providing advice on the demands of banking products, investment funds, Capital Market products, Broker and Private Pension. The clients also count with Suggested Portfolios, established monthly combining a diversity of financial products based on the domestic and international market perspectives. For purposes of convenience, it is possible to invest by Internet Banking, mobile app, telephone, and chat, among others.

With a prominent position in the market, Bradesco Corretora and Ágora Investimentos are prepared to advise investor clients on operations of the domestic and foreign capital markets, fixed income, equity (shares and derivatives), investment funds, Structured Operations Certificate (COE), future markets and public offering (of fixed income and shares) issued by the Bank and by third parties. They also offer wide analysis coverage to companies and sectors, in partnership with BBI.

With Bradesco Securities units, the Organization operates in the North American, European and Chinese markets, mediating shares, ADRs as well as shares listed on the local stock exchanges, operating in the distribution of public and private securities for investors.

In order to further promote the completeness of our platform, we launched through BRAM, the first ETF - Exchange Traded Fund BOVB11, whose benchmark is Ibovespa, the main index of the Brazilian stock exchange.

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International Area

We operate in the foreign exchange market, export, import, financial transfers and trade finance.

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we count on 3 Branches, 9 Subsidiaries and 1 representative office, in addition to an extensive corresponding bank network.

This wide structure enables our outstanding position in the market, as we can see below:

US$14.4 billion in Export Financing Portfolio;

US$1.9 billion in Import Financing Portfolio;

US$19.7 billion in Export Purchases, with market share of 21.2%;

US$18.0 billion in Import contracted, with market share of 22.7%;

US$40.2 billion in Financial Transactions, with market share of 7.1%; and

US$5.8 billion in public and private placements, of medium and long-term, in the international market.

Overseas Network

Branches	
New York	Banco Bradeso
Grand Cayman	Banco Bradeso
London	Banco Bradesco Europa
Overseas Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco

8. Service Structure

One of our goals is to democratize the access to the banking products and services, favoring the financial inclusion process, the banking process, social mobility and entrepreneurship. We are present in all regions of the country and in some locations Abroad, ready to serve our clients in the way they prefer.

We supply to every customer profile with the same level of excellence and have the scale and diversification as differentials of our acting model. Always aware of the needs of each profile, we have improved continuously in the way we provide services, progressing according to the moment of life, objectives and planning of clients, in order to be part of their achievements. These values are extended to non-account holders, recognizing the importance of this target audience and their potential to expand the business.

In the period, our base was composed of 71.1 million clients.

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To ensure the client's trajectory, we have segmented the structure, for both Individuals and legal entities, offering flexibility and convenience in all areas in which we operate.

Client Segmentation
Corporations
Bradesco Large Corporate - Large companies, with annual revenues of more than R$4 billion.
Bradesco Corporate - Large companies, with annual revenues between R$500 million and R$4 billion.
Bradesco Corporate One - Companies with annual revenue between R$30 million and R$500 million (Corporate Branches) and as from R$15 million (Corporate Spaces).
Bradesco Varejo (Companies and Businesses) - Companies with annual revenues of up to R$30 million.
Individuals
Bradesco Private Bank - Clients with availability for investments from R$5 million.
Bradesco Prime - Clients with monthly income from R$10 thousand or availability of investment from R$100 thousand.
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99.
Non-account Holders
Non-account holders - Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Customer Service Points

Our Service Structure, at the end of the period, was comprised of 78,521 points, distributed according to the following:

	June19
Structural Information - Units	
Customer Service Points	78,521
- Branches	4,581
- PAs	3,890
- PAEs	901
- Banco24Horas Network	13,718
- Bradesco Expresso (Correspondent Banks)	39,507
- Bradesco Financiamentos (Correspondent Banks)	15,851
Payroll-deductible loans	742
Vehicle Financing	15,109
- Losango	60
- Branches / Subsidiaries / Representative Office Abroad	13
ATMs	**57,611**
- Onsite Network - Bradesco	34,507
- Banco24Horas Network	23,104

Always attentive to the needs of all stakeholders, we recently discussed the Mobile Banking Service Point, so we can be present at fairs and events of agribusiness, real estate and vehicles, fairs of niches and other places in which the Bank does not participate with a physical structure.

Digital Channels

We are a Bank that, in addition to offering wide and modern physical structure, we aim at the convenience, practicality and security for clients, offering various products and services in any place and time through Digital Channels – Internet Banking, mobile app, ATM, *Fone Fácil* and Social Networks –, which accounted for 96% of all transactions carried out in Bradesco, highlighting mobile services.

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Digital Platforms

Following the concept of innovation and adaptation to the needs of our public, we currently have 8 large Digital Platforms, which serve clients of the Exclusive and Prime segments, invited or that have requested migration because of their mainly digital profile. We also count on the Digital Branch Bradesco Private Bank, which serves clients in all regions of Brazil, centralizing the relationship of the banking and investment account.

Accessibility

The democratization of the access and banking process is a Bradesco's Business mission. To achieve that, we were pioneers in several **solutions**, products and services that guarantee more autonomy and independence to the clients with hearing, physical, intellectual and visual impairments. Among them, we highlight: Mouse Virtual, Virtual Vision, Tutoring in Brazilian Sign Language, Braille Kit, Enlarged font, Bank's WebLibras Home Page and, in an innovating way, withdrawal in pounds, through the Iris – Digital Brazilian Sign Language Interpreter of Bradesco.

Next

After observing the needs of the hyper connected public, we united Bradesco's traditional quality with what is most modern and developed, in 2017, Next, a 100% digital banking platform. The aim is to offer a new usage and relationship experience with the client, transforming money management into smart pathways and offering freedom for the user to make operations in the account spontaneously and integrated to their purposes. In mid June, Next reached the milestone of 1.1 million accounts.

9. Technology and Innovation

We constantly adapt the way we do business and incorporate faster methodologies to understand our clients and ensure they receive a better, more individualized experience. The client is at the center of all we do, and is what drives us. Therefore, we focus on their journeys, enhancing our already consolidated resources, but always aware of the changes in the market, conducting research and tests with the most advanced technologies in order to be an increasingly practical, efficient and secure Bank.

Some of the highlights that are part of the innovative process:

BIA – Bradesco Artificial Intelligence: through text messages, interactive chat or voice, BIA answers questions of clients and employees about products and services. At the end of the first semester of the year, 144 million interactions were made;

Digital portfolios: we started to supply the most complete solution for mobile payments, with the use of Apple Pay, Samsung Pay, Google Pay and QR Code;

Biometrics: identification via the palm of the hand for ATMs and, in an unprecedented way, by one's voice via *Fone Fácil*. In the pilot phase, we are testing facial recognition;

Capillarity: 34,507 thousand ATM model machines 3.0, 3,518 thousand machines with instant deposit and recycling of bank notes in addition to the other 155 that offer the purchasing of US dollar and euro by clients; and

inovabra: is an ecosystem that promotes the internal and external innovation, through eight programs – startups, international, centers, hub, lab, ventures, habitat and artificial intelligence –, based on collaboration between the Bank, businesses, startups, investors and mentors.

The **inovabra habitat**, our co-innovation space, completed one year in February, with important results in various aspects. More than 160 contracts were made between start-ups and companies, startups and

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Bradesco and between the start-ups themselves. Currently, around 190 start-ups and 75 large corporate clients of the Bank occupy the building situated in the economic center of innovation and culture in the city of São Paulo. The environment also became a reference for lectures, training sessions and workshops, domestic and international, promoted by Bradesco, professionals and companies with specialized content.

10. Corporate Governance

Among the practices adopted, we highlight the listing of the Bank at Tier I of Corporate Governance of the B3 – Brazil, Bolsa, Balcão, since 2001, and since 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of Abrasca. In 1944, the Bank's Rules of Procedure were established, from which the Bradesco Organization Code of Ethical Conduct originated in 2003.

The Bank's Management is composed of the Board of Directors and the Statutory Board of Executive Officers, whereby the Board of Directors is composed of eight members, elected by the Annual Shareholders' Meeting, with re-election allowed. The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation – COGIRAC; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own regulations. In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015, and is currently composed of five effective members.

In compliance with CVM Rule No. 381/03, in the semester, Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures or assurance for review of financial information, of draws and system review and diagnosis. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their client's interests.

11. Integrated Risk Control

The risk management activity is preponderant in the strategy of the Organization, in face of the increasing complexity of financial products and services and the globalization of our business. We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. That culture is disseminated to all employees at all levels and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units.

Our quest is constant to identify and monitor risks. For that, the adoption of mechanisms of identification and constant monitoring are vital, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts, if they occur. With our large-scale operations, we are exposed to several risks, which may arise from several factors, which are mitigated by means of consistent processes of Internal Controls, prevention of money laundering, information security, independent validation of models, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee.

Cyber attacks are dealt with at the highest strategic level, and issues of information security and cyber security are considered critical issues. We have a set of controls, procedures, processes, structures, policies, standards and IT solutions that meet the principles of protection relating to confidentiality, availability and integrity of information. Issues related to global growth, geopolitical issues and the Brazilian fiscal and

economic situation, climate change, the entry of fintechs and trade tensions are some examples of emerging risks.

Among the main risks, we highlight: credit, counterparty credit, market, operational, subscription, liquidity, concentration, socio-environmental, strategy, reputation, model, contagion, corporate conduct, conformity or compliance.

Independent Validation of Models

To identify, mitigate and control the risks inherent to the internal models, there is the process of independent validation which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, and the use of models, as well as the robustness of the environment in which they are deployed, reporting their results to the managers, internal audit and to the Committees.

The models are developed based on economic, financial statistical and mathematical theories and the expertise by specialists, whose purpose is to support and facilitate the structuring of issues, standardization and speed to decisions, and manage risks and capital.

12. Compliance and Ethics

The Compliance and Integrity Programs manage the daily interactions and decisions in the Bradesco Organization, eliciting the high standards of conduct and ethics principles that we have. They engage our managers, employees, suppliers, service providers, subsidiaries and member companies.

These principles are supported by policies, standards, procedures, training programs for professionals and controls. They seek to promptly detect any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. This control mechanisms system is constantly evaluated and improved, in accordance with current laws and regulations, as well as with the best market practices and are supported by Committees associated with the Board of Directors.

13. Internal Audit

The Internal Audit performs an independent evaluation of the processes, mitigating the risks and ensuring the effectiveness of the processes to the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area is certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

14. Sustainability at the Bradesco Organization

Sustainability is present in the way we conduct our business and, also, in our commitment to foster the development of the country. We seek continuous growth, respecting the public with which we interact, the communities where we are present and the environment.

The perception that we are moving towards a transition to a new economy, with opportunities and developmental challenges, leads us to increasingly incorporate social and environmental aspects in the corporate management, in order to ensure sustainability and the long-term success of the Organization.

To contribute with the global agenda and promote sustainable business, we support voluntary commitments and participate in many environmental initiatives. We highlight some projects and recognitions:

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- **Principles for Banking Responsibility –** we are the only Brazilian Bank in the group of 28 banks, from five continents, that is developing the Principles, led by the United Nations Environment Programme Finance Initiative - UNEP FI. The project seeks to accelerate the contribution of the sector for the Goals of Sustainable Development (ODS) and for the Paris Climate Agreement. The Principles will be launched in September 2019;
- **Task force on climate-related financial disclosure (TCFD) –** in 2019, Bradesco is participating, with 28 other banks, in the second pilot project of UNEP FI that seeks to improve methodologies and tools for the measurement of risks related to climate change in the bank loan portfolio, besides promoting the engagement with relevant stakeholders on the climate issue;
- **Bloomberg Gender-Equality Index** – for the first time, Bradesco integrates the index which evaluates human resources practices, companies' support to community development and product and service offers with gender awareness;
- **Dow Jones Sustainability Indices (DJSI)** – in 2018, for the 13th time, Bradesco was selected to integrate the Dow Jones Sustainability Indices, of the New York Stock Exchange, holding the best position among Brazilian banks; and
- **Other Indexes and Ratings –** in 2018, we were selected, for the 14th consecutive year, to compose the Corporate Sustainability Index (ISE) of B3 – Brasil, Bolsa, Balcão. Also, we integrated Vigeo Eires – Emerging Market Performers Ranking, FTSE4Good and the MSCI Emerging Markets Index.

15. Human Resources

The Bradesco Organization recognizes in people one of the most important pillars that supports us and that they are the reason for our success. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide to them and to the other employees an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, in the sharing of knowledge and appreciation of the human being, without any kind of discrimination.

We believe that skilled people, recognized and with career growth opportunities present good results, contribute to the strength of the brand and, most importantly, they provide a courteous and qualified service to our clients.

Thus, through Unibrad – *Universidade Corporativa Bradesco* (Bradesco Corporate University), and in partnership with institutions recognized as references in education, we offer a means for the development and improvement of skills. In this semester, R$81.2 million was invested and 533,575 participants registered in various programs and learning solutions available, of which 105,191 were classroom students and 428,384 were distance learning students.

The Organization has a health culture based on prevention and promotion of healthy habits and behaviors, as evidenced by more than 130 thousand participants in various actions related to quality of life. The welfare benefits also integrate this culture, ensuring the well-being of 216,796 people, considering the employees and their dependents.

16. Social Investments

Fundação Bradesco is the main social activity of the Organization and the largest private social and educational program in Brazil. With 40 schools, installed primarily in areas of severe socioeconomic deprivation, in all of the Brazilian States and in the Federal District, which provide formal education of quality, free-of-charge to children, young people and adults, investing in education and health care, creating a positive

influence in the regions in which it operates. The students of Basic Education receive, without cost, uniforms, school materials, food and medical and dental care.

This year's budget is predicted to be R$652.2 million, whereby R$582.9 million is destined to cover Expenses of such Activities and R$69.3 million to constitute investments in Infrastructure and educational technology, that allows the institution to offer quality education to:

a) 92,468 students in Basic Education – from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level –, Education of Young People and Adults and Initial and Continuing Education focused on the creation of jobs and income;

b) 670 thousand students who must complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,065 thousand beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program), and in educational courses and lectures and in information technology.

A project that deserves attention is **Bradesco Sports and Education Program**, being a project that, encourages sport as an activity to support the development of children and young people through the teaching of female volleyball and basketball. It promotes health and the enhancement of talents in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco, SP. Approximately 1.5 thousand girls from 8 years of age are trained annually.

17. Recognitions

Ratings

The risk ratings assigned to Bradesco continue corresponding to the highest levels of assessment granted to Brazilian banks by national and international rating branches, which are:

- **Moody's Investors Service:** (i) long-term counterparty rating in foreign currency and local currency, global scale, "Ba1"; (ii) short-term counterparty rating in foreign currency and local currency, global scale, "NP"; (iii) long-term rating of foreign currency deposit, global scale, "Ba3"; (iv) long-term deposit rating in local currency, global scale, "Ba2"; (v) short-term deposit rating in foreign currency and local currency, global scale, "NP"; (vi) long-term rating in local currency, national scale, "Aa1.br"; and (vii) short-term rating in local currency, national scale, "BR-1";
- **S&P Global:** (i) long-term credit rating of issuer in foreign currency and local currency, global scale, "BB-"; (ii) short-term credit rating of issuer of foreign currency and in local currency, global scale, "B"; (iii) long-term credit rating of issuer, national scale, "brAAA"; and (iv) short-term credit rating of issuer, national scale, "brA-1+";
- **Fitch Ratings:** (i) feasibility rating "bb"; rating of support 4; (ii) long-term IDRs in foreign currency and in local currency, global scale, "BB"; (iii) short-term IDRs in foreign currency and in local currency, global scale, "B"; (iv) long-term rating, national scale, "AAA(bra)"; and (v) short-term rating, national scale, "F1+(bra)"; and
- **Austin Rating:** (i) long-term rating, national scale, "brAAA"; and (ii) short-term rating, national scale, "brA-1".

Awards and Rankings

In the period, the Organization received important recognitions, with the following highlights:

Management Report

- Bradesco is the Most Valuable Brand in Brazil, according to the ranking of the consulting firm Kantar, published by the *IstoÉ Dinheiro* magazine, featured as first place among all segments;
- Bradesco was featured in the Sustainability Yearbook 2019 award, in the silver category, according to the evaluation of RobeconSAM, an international investment company with a focus on sustainability and management of the Dow Jones Sustainability Indices, of the New York Stock Exchange;
- Bradesco was elected, for the third consecutive year, as the most innovative bank and also figured among the 10 most innovative companies, in Brazil, in the *Valor Inovação Brasil 2019* (2019 Brazil Value Innovation) award, of the *Valor Econômico* newspaper and consulting firm Strategy&PwC;
- *PMO Corporativo* Bradesco (Corporate PMO) was elected the **Best PMO of the Americas**, by entities such as PMI (Project Management Institute), in partnership with specialized magazines on the subject;
- Conquer of the *Sim à Igualidade Racial 2019* (2019 Yes to Racial Equality) award, in the category of *Melhores Práticas Étnico-Raciais* (Best Ethnical-Racial Practices), evaluated by the Great Place to Work consulting firm;
- Bradesco and *Losango* were elected as one of the Best Companies for Women to Work in Brazil, in the award *GPTW Mulher 2019*, according to a survey conducted by the Great Place to Work consultancy firm;
- In the yearbook *Estadão Finanças Mais* (More Finance), advised by Austin Rating, Bradesco came first in the category of Retail Banks and the team of BBI, from first to tenth place, featuring with seven awards in the ranking of the *Prêmio Broadcast Analistas* (Broadcast Analysts Award). Grupo Bradesco Seguros was the leader in the categories of Life and Pension and Capitalization. The Broker was also first in Shareholders' Equity;
- Bradesco had eight cases awarded in the 19th edition of the efinance Award, of the *Executivos Financeiros* magazine, in six categories: Highlight for Digital Transformation; IA Seguros (Insurance); Accessibility; Green IT; Artificial Intelligence; and Cybersecurity;
- Bradesco conquers the title of Best Team and Best Professional of Investor Relations, in the ranking of the Institutional Investor magazine, in the Financial/Banks category in Latin America;
- With the Next case, Bradesco received the 2019 Dell Technologies Customer Innovator Awards, in the event Dell Technologies World. The award features visionary companies within their industries that achieved exceptional transformations in business through technology, with real progress in Applications, IT, Security and the Labor Force;
- Next was elected the Best Digital Bank of Latin America by the Euromoney magazine; and
- The team of research of Bradesco BBI was elected the best in Brazil, leaders in the category All-Brazil Research Team Individual Analyst-Based, according to the ranking of Institutional Investor.

18. Acknowledgments

The achievements of the first semester of the year show that the strategies implemented are aligned, correct, and consistent, always grounded on the quality of services and on the determination to overcome expectations and deliver the best. In order to achieve good results, the support and confidence of our shareholders and clients were decisive and also the dedicated and efficient work of our employees and other associates. We would like to thank all of you.

Cidade de Deus, July 24, 2019.

Board of Directors and Board of Executive Officers

Consolidated Statement of Financial Position on June 30 – *In thousands of Reais*

Assets	2019	2018
Current	**882,366,644**	**823,239,981**
Cash and due from banks (Note 5)	**15,162,155**	**15,305,794**
Interbank investments (Notes 3d and 6)	**105,497,422**	**107,479,639**
Securities purchased under agreements to resell	99,441,080	98,998,811
Interbank investments	6,056,578	8,491,330
Allowance for losses	(236)	(10,502)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**400,782,722**	**385,931,610**
Own portfolio	343,404,456	307,968,677
Securities sold under repurchase agreements – Repledge only	18,586,112	39,260,472
Derivative financial instruments (Notes 3f, 7d II and 34a)	16,084,846	15,258,127
Given in guarantee to the Brazilian Central Bank	3,422,587	-
Given in guarantee	19,059,762	20,546,792
Securities sold under repurchase agreements – unrestricted	224,959	2,897,542
Interbank accounts	**86,944,217**	**71,467,115**
Reserve requirement (Note 8):		
- Reserve requirement - Brazilian Central Bank	86,862,110	71,400,234
- SFH - housing finance system	20,076	21,349
Correspondent banks	62,031	45,532
Interdepartmental accounts	**121,078**	**198,429**
Internal transfer of funds	121,078	198,429
Loans (Notes 3g, 9 and 34a)	**144,296,953**	**137,731,294**
Loans:		
- Public sector	181,684	260,243
- Private sector	162,899,354	156,222,282
Loans transferred under an assignment with recourse	801,295	875,064
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,585,380)	(19,626,295)
Leases (Notes 2, 3g, 9 and 34a)	**920,899**	**894,812**
Leases receivables:		
- Private sector	1,761,655	1,724,421
Unearned income from leases	(781,990)	(786,066)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(58,766)	(43,543)
Other receivables	**125,243,293**	**100,926,145**
Receivables on sureties and guarantees honored (Note 9a-3)	393,332	125,492
Foreign exchange portfolio (Note 10a)	41,702,283	30,942,619
Receivables	1,941,438	1,875,413
Securities trading	2,051,633	1,956,784
Specific receivables	47,345	30,975
Insurance and reinsurance receivables and reinsurance assets	4,257,537	3,929,138
Sundry (Note 10b)	76,789,899	63,903,369
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,940,174)	(1,837,645)
Other assets (Note 11)	**3,397,905**	**3,305,143**
Other assets	3,134,362	2,957,154
Allowance for losses	(1,877,764)	(1,437,078)
Prepaid expenses (Notes 3i and 11b)	2,141,307	1,785,067
Long-term receivables	**433,901,100**	**387,034,375**
Interbank investments (Notes 3d and 6)	**1,208,695**	**1,194,364**
Interbank investments	1,208,695	1,194,364
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**185,716,642**	**148,383,332**
Own portfolio	84,982,565	74,128,523
Securities sold under repurchase agreements – Repledge only	90,235,193	71,713,614
Derivative financial instruments (Notes 3f, 7d II and 34a)	7,721,738	939,573
Privatization rights	36,797	41,707
Given in guarantee	2,164,669	1,333,668
Securities sold under repurchase agreements – unrestricted	575,680	226,247
Interbank accounts	**210,089**	**1,220,557**
Reserve requirement (Note 8):		
- SFH - housing finance system	210,089	1,220,557

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Assets	2019	2018
Loans (Notes 3g, 9 and 34a)	**182,126,417**	**167,328,209**
Loans:		
- Public sector	4,000,000	4,000,000
- Private sector	187,346,259	169,829,484
Loans transferred under an assignment with recourse	5,825,198	7,012,044
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(15,045,040)	(13,513,319)
Leases (Notes 2, 3g, 9 and 34a)	**1,368,905**	**1,039,033**
Leases receivables:		
- Private sector	2,692,727	2,145,773
Unearned income from leases	(1,233,984)	(1,060,450)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(89,838)	(46,290)
Other receivables	**62,937,332**	**67,023,831**
Receivables	37,867	27,012
Securities trading	547,796	486,320
Sundry (Note 10b)	62,361,837	66,596,052
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(10,168)	(85,553)
Other assets (Note 11)	**333,020**	**845,049**
Prepaid expenses (Notes 3i and 11b)	333,020	845,049
Permanent assets	**29,623,970**	**29,144,410**
Investments (Notes 3j, 12 and 34a)	**7,831,024**	**8,145,364**
Equity investment in unconsolidated and jointly controlled companies:		
- In Brazil	7,676,735	7,996,139
Other investments	238,113	403,960
Allowance for losses	(83,824)	(254,735)
Premises and equipment (Notes 3k and 13)	**8,916,147**	**7,592,568**
Premises	3,210,086	3,123,966
Other premises and equipment	15,087,921	13,275,980
Accumulated depreciation	(9,381,860)	(8,807,378)
Intangible assets (Notes 3l and 14)	**12,876,799**	**13,406,478**
Intangible Assets	30,271,065	29,270,759
Accumulated amortization	(17,394,266)	(15,864,281)
Total	**1,345,891,714**	**1,239,418,766**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Financial Position on June 30 – *In thousands of Reais*

Liabilities	2019	2018
Current	**855,906,721**	**801,067,391**
Deposits (Notes 3n and 15a)	**204,579,280**	**174,784,381**
Demand deposits	31,218,014	31,216,803
Savings deposits	108,497,430	103,076,706
Interbank deposits	341,202	1,618,190
Time deposits (Notes 15a and 34a)	64,522,634	38,872,682
Securities sold under agreements to repurchase (Notes 3n and 15b)	**191,221,610**	**200,326,978**
Own portfolio	110,242,305	124,202,648
Third-party portfolio	77,110,152	69,197,812
Unrestricted portfolio	3,869,153	6,926,518
Funds from issuance of securities (Notes 15c and 34a)	**77,258,881**	**77,915,080**
Mortgage and real estate notes, letters of credit and others	75,504,702	76,409,003
Securities issued overseas	1,123,632	1,110,239
Structured Operations Certificates	630,547	395,838
Interbank accounts	**19,237,080**	**17,990,193**
Unsettled payments and receipts	17,873,496	16,876,074
Correspondent banks	1,363,584	1,114,119
Interdepartmental accounts	**4,446,007**	**4,896,199**
Third-party funds in transit	4,446,007	4,896,199
Borrowing (Notes 16a and 34a)	**29,521,487**	**24,677,799**
Borrowing overseas	29,521,487	24,677,799
On-lending in Brazil - official institutions (Notes 16b and 34a)	**7,077,327**	**7,889,232**
National treasury	101,976	38,238
BNDES	2,364,973	2,580,429
FINAME	4,608,932	5,269,053
Other institutions	1,446	1,512
Derivative financial instruments (Notes 3f, 7d II and 34a)	**17,273,043**	**15,960,591**
Derivative financial instruments	17,273,043	15,960,591
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**231,140,316**	**220,954,612**
Other liabilities	**74,151,690**	**55,672,326**
Payment of taxes and other contributions	4,612,207	3,482,571
Foreign exchange portfolio (Note 10a)	25,937,363	16,151,154
Social and statutory	3,678,010	3,158,096
Tax and social security (Note 19a)	4,311,214	3,312,948
Securities trading	3,587,708	3,262,567
Financial and development funds	1,299	1,403
Subordinated debts (Notes 18 and 34a)	6,707,728	1,097,614
Sundry (Note 19b)	25,316,161	25,205,973
Long-term liabilities	**355,296,537**	**324,323,348**
Deposits (Notes 3n and 15a)	**126,666,755**	**124,359,875**
Interbank deposits	10,172	27,711
Time deposits (Notes 15a and 34a)	126,656,583	124,332,164
Securities sold under agreements to repurchase (Notes 3n and 15b)	**1,226,976**	**2,334,442**
Own portfolio	1,226,976	2,334,442
Funds from issuance of securities (Notes 15c and 34a)	**85,931,151**	**75,387,630**
Mortgage and real estate notes, letters of credit and others	83,111,343	72,958,698
Securities issued overseas	2,632,509	2,292,368
Structured Operations Certificates	187,299	136,564
Borrowing (Notes 16a and 34a)	**1,785,949**	**655,832**
Borrowing overseas	1,785,949	655,832
On-lending in Brazil - official institutions (Notes 16b and 34a)	**16,744,742**	**18,144,786**
BNDES	8,030,807	8,256,453
FINAME	8,713,935	9,888,333
Derivative financial instruments (Notes 3f, 7d II and 34a)	**7,900,100**	**642,992**
Derivative financial instruments	7,900,100	642,992
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**34,100,711**	**31,116,527**

Consolidated Statement of Financial Position on June 30 – *In thousands of Reais*

Liabilities	2019	2018
Other liabilities	**80,940,153**	**71,681,264**
Tax and social security (Note 19a)	7,063,636	3,397,578
Subordinated debts (Notes 18 and 34a)	11,733,956	18,073,621
Eligible Debt Capital Instruments (Notes 18a-3 and 34a)	36,076,417	23,585,220
Sundry (Note 19b)	26,066,144	26,624,845
Deferred income	**371,421**	**388,058**
Deferred income	371,421	388,058
Non-controlling interests in subsidiaries (Note 21)	**680,559**	**601,246**
Shareholders' equity (Note 22)	**133,636,476**	**113,038,723**
Capital:		
- Domiciled in Brazil	74,618,687	66,677,976
- Domiciled overseas	481,313	422,024
Capital reserves	11,441	11,441
Profit reserves	53,410,916	47,331,445
Asset valuation adjustments	5,554,633	(963,649)
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	**134,317,035**	**113,639,969**
Total	**1,345,891,714**	**1,239,418,766**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income on June 30 – *In thousands of Reais*

	2019	2018
Revenue from financial intermediation	**68,677,808**	**58,445,205**
Loans (Note 9j)	36,937,194	33,948,112
Leases (Note 9j)	122,110	109,970
Operations with securities (Note 7g)	15,270,599	16,010,866
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	13,898,866	9,339,830
Derivative financial instruments (Note 7g)	(1,469,935)	(3,294,138)
Foreign exchange contracts (Note 10a)	1,398,091	548,796
Reserve requirement (Note 8b)	2,282,183	1,831,401
Sale or transfer of financial assets	238,700	(49,632)
Expenses from financial intermediation	**40,991,834**	**39,695,017**
Retail and professional market funding (Note 15e)	19,394,721	19,462,238
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	9,024,455	5,702,616
Borrowing and on-lending (Note 16c)	2,009,627	5,601,385
Allowance for loan losses (Notes 3g, 9g and 9h)	10,563,031	8,928,778
Gross income from financial intermediation	**27,685,974**	**18,750,188**
Other operating income (expenses)	**(11,670,914)**	**(9,730,728)**
Fee and commission income (Note 23)	13,049,677	12,364,841
Other fee and commission income	9,042,049	8,301,816
Income from banking fees	4,007,628	4,063,025
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	36,839,884	35,755,719
Net written premiums earned	36,884,397	35,792,820
Reinsurance premiums paid	(44,513)	(37,101)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(14,668,271)	(14,820,833)
Retained claims (Note 3o)	(13,257,996)	(12,881,357)
Capitalization bond prize draws and redemptions (Note 3o)	(2,747,231)	(2,736,897)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(1,612,169)	(1,596,590)
Payroll and related benefits (Note 24)	(10,294,278)	(9,341,018)
Other administrative expenses (Note 25)	(9,595,174)	(9,386,114)
Tax expenses (Note 26)	(3,319,108)	(2,418,528)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	602,345	775,789
Other operating income (Note 27)	3,392,394	3,476,941
Other operating expenses (Note 28)	(10,060,987)	(8,922,681)
Operating income	**16,015,060**	**9,019,460**
Non-operating income (loss) (Note 29)	**(290,997)**	**(328,546)**
Income before income tax and social contribution and non-controlling interests	**15,724,063**	**8,690,914**
Income tax and social contribution (Notes 33a and 33b)	**(3,775,061)**	**404,761**
Current income tax	(3,804,670)	(2,286,041)
Current Social Contribution	(2,159,961)	(1,189,116)
Deferred Tax	2,189,570	3,879,918
Non-controlling interests in subsidiaries	**(86,481)**	**(101,167)**
Net income	**11,862,521**	**8,994,508**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Statements of Changes in Shareholders' Equity** - In thousands of Reais*

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2017	**59,100,000**	**11,441**	**7,540,016**	**42,361,997**	**1,884,536**	**(440,514)**	**-**	**110,457,476**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(2,848,185)	-	-	(2,848,185)
Net income	-	-	-	-	-	-	8,994,508	8,994,508
Allocations:								
- Reserves	-	-	449,725	4,979,707	-	-	(5,429,432)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(3,565,076)	(3,565,076)
Balance on June 30, 2018	**67,100,000**	**11,441**	**7,989,741**	**39,341,704**	**(963,649)**	**(440,514)**	**-**	**113,038,723**
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	4,793,061	-	-	4,793,061
Net income	-	-	-	-	-	-	11,862,521	11,862,521
Allocations:								
- Reserves	-	-	593,126	7,129,420	-	-	(7,722,546)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(3,934,104)	(3,934,104)
- Provisioned dividends	-	-	-	-	-	-	(205,871)	(205,871)
Balance on June 30, 2019	**75,100,000**	**11,441**	**9,087,389**	**44,323,527**	**5,554,633**	**(440,514)**	**-**	**133,636,476**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Added Value on June 30 - *In thousands of Reais*

Description	2019	%	2018	%
1 – Revenue	**70,232,608**	**234.5**	**61,621,054**	**293.1**
1.1) Financial intermediation	**68,677,808**	**229.3**	**58,445,205**	**278.0**
1.2) Fees and commissions	**13,049,677**	**43.6**	**12,364,841**	**58.8**
1.3) Allowance for loan losses	**(10,563,031)**	**(35.3)**	**(8,928,778)**	**(42.5)**
1.4) Other	**(931,846)**	**(3.1)**	**(260,214)**	**(1.2)**
2 – Financial intermediation expenses	**(30,428,803)**	**(101.6)**	**(30,766,239)**	**(146.4)**
3 – Inputs acquired from third-parties	**(7,571,416)**	**(25.3)**	**(7,438,909)**	**(35.4)**
Outsourced services	(2,348,177)	(7.8)	(2,323,747)	(11.1)
Data processing	(1,026,881)	(3.4)	(1,141,149)	(5.4)
Communication	(784,413)	(2.6)	(779,921)	(3.7)
Asset maintenance	(585,448)	(2.0)	(554,886)	(2.6)
Financial system services	(538,091)	(1.8)	(470,345)	(2.2)
Advertising and marketing	(519,265)	(1.7)	(474,422)	(2.3)
Security and surveillance	(368,914)	(1.2)	(383,676)	(1.8)
Transport	(374,064)	(1.2)	(372,026)	(1.8)
Material, water, electricity and gas	(322,767)	(1.1)	(316,809)	(1.5)
Travel	(125,163)	(0.4)	(136,248)	(0.6)
Other	(578,233)	(1.9)	(485,680)	(2.3)
4 – Gross added value (1-2-3)	**32,232,389**	**107.6**	**23,415,906**	**111.4**
5 – Depreciation and amortization	**(2,885,378)**	**(9.6)**	**(3,171,022)**	**(15.1)**
6 – Net added value produced by the entity (4-5)	**29,347,011**	**98.0**	**20,244,884**	**96.3**
7 – Added value received through transfer	**602,345**	**2.0**	**775,789**	**3.7**
Share of profit (loss) of unconsolidated and jointly controlled companies	602,345	2.0	775,789	3.7
8 – Added value to distribute (6+7)	**29,949,356**	**100.0**	**21,020,673**	**100.0**
9 – Added value distributed	**29,949,356**	**100.0**	**21,020,673**	**100.0**
9.1) Personnel	**9,115,068**	**30.4**	**8,270,774**	**39.3**
Salaries	4,724,248	15.8	4,158,316	19.8
Benefits	2,295,239	7.7	2,140,232	10.2
Government Severance Indemnity Fund for Employees (FGTS)	413,632	1.4	366,215	1.7
Other	1,681,949	5.6	1,606,011	7.6
9.2) Tax, fees and contributions	**8,273,379**	**27.6**	**3,084,011**	**14.7**
Federal	7,805,993	26.1	2,487,429	11.8
State	5,184	-	3,190	-
Municipal	462,202	1.5	593,392	2.8
9.3) Remuneration for providers of capital	**611,907**	**2.0**	**570,213**	**2.7**
Rental	610,731	2.0	568,074	2.7
Asset leases	1,176	-	2,139	-
9.4) Value distributed to shareholders	**11,949,002**	**39.9**	**9,095,675**	**43.3**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	4,139,975	13.8	3,565,076	17.0
Retained earnings	7,722,546	25.8	5,429,432	25.8
Non-controlling interests in retained earnings	86,481	0.3	101,167	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of cash flows accrued on June 30 - *In thousands of Reais*

	2019	2018
Cash flow from operating activities:		
Income before income tax and social contribution and non-controlling interests	**15,724,063**	**8,690,914**
Adjustments to net income before income tax and social contribution	**11,645,743**	**28,163,491**
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(288,386)	(421,701)
Allowance for loan losses	10,563,031	8,928,778
Depreciation and amortization	2,885,378	3,171,022
(Reversion)/Constitution Impairment losses of assets	85,895	407,060
Expenses/ reversal with civil, labor and tax provisions	2,060,249	2,110,328
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	9,024,455	5,702,616
Share of profit (loss) of unconsolidated and jointly controlled companies	(602,345)	(775,789)
(Gain)/loss on sale of fixed assets	(2,616)	24,879
(Gain)/loss on sale of foreclosed assets	146,271	280,936
Foreign exchange variation of assets and liabilities overseas/Other	(12,226,189)	8,735,362
Net income before taxes after adjustments	**27,369,806**	**36,854,405**
(Increase)/Decrease in interbank investments	1,145,187	(3,894,253)
(Increase)/Decrease in trading securities and derivative financial instruments	(14,867,699)	5,371,247
(Increase)/Decrease in interbank and interdepartmental accounts	(1,414,067)	(3,795,089)
(Increase)/Decrease in loans and leases	(28,633,272)	(26,988,455)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(274,754)	(12,311)
(Increase)/Decrease in other receivables and other assets	(20,456,167)	(18,180,898)
(Increase)/Decrease in reserve requirement - Central Bank	734,806	(4,686,008)
Increase/(Decrease) in deposits	(11,052,865)	33,936,894
Increase/(Decrease) in securities sold under agreements to repurchase	1,536,709	(30,806,124)
Increase/(Decrease) in borrowings and on-lending	278,107	2,076,642
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(2,538,635)	(284,043)
Increase/(Decrease) in other liabilities	20,642,013	6,964,233
Increase/(Decrease) in deferred income	(8,089)	(21,675)
Income tax and social contribution paid	(5,132,985)	(4,595,879)
Net cash provided by/(used in) operating activities	**(32,671,905)**	**(8,061,314)**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	3,648,142	2,703,263
Sale of/maturity of and interest on available-for-sale securities	90,217,806	58,503,957
Proceeds from sale of foreclosed assets	346,142	320,543
Sale of premises and equipment	480,652	284,999
Purchases of available-for-sale securities	(66,473,056)	(99,692,375)
Purchases of held-to-maturity securities	-	(100,275)
Purchase of premises and equipment	(1,241,459)	(862,352)
Intangible asset acquisitions	(1,011,970)	(626,160)
Dividends and interest on shareholders' equity received	579,488	543,195
Net cash provided by/(used in) investing activities	**26,545,745**	**(38,926,291)**
Cash flow from financing activities:		
Funds from issuance of securities	45,920,175	51,327,057
Settlement and Interest payments of Funds from issuance of securities	(35,192,412)	(38,107,061)
Settlement and Interest payments of subordinated debts	(907,142)	(11,087,550)
Interest on Shareholders' Equity Paid	(4,745,360)	(4,793,024)
Non-controlling interest	(71,431)	(63,323)
Net cash provided by/(used in) financing activities	**5,003,830**	**(2,723,901)**
Net increase/(decrease) in cash and cash equivalents	**(1,122,330)**	**(49,711,506)**
Cash and cash equivalents - at the beginning of the period	110,225,630	156,054,442
Effect of Changes in Exchange Rates in Cash and Cash equivalents	288,386	421,701
Cash and cash equivalents - at the end of the period	109,391,686	106,764,637
Net increase/(decrease) in cash and cash equivalents	**(1,122,330)**	**(49,711,506)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), "Consolidation". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, considering the reclassification of Fixed Assets for Leasing to the account of Lease, deducted of the anticipated residual value.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on July 24, 2019.

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

			On June 30
	Activity	Equity interest	
		2019	2018
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	0.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (2)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (3)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3) (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (3)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (3)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (3)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (3)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (3)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (3) (6)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (7)	*Holding*	0.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
União Participações Ltda. (8)	*Holding*	0.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (3)	Services	100.00%	100.00%
Investment Funds (9)			
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%

Notes to the Consolidated Financial Statements

	On June 30		
	Activity	Equity interest	
		2019	2018
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.09%	99.89%
Bradesco Private FICFI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C. R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C FI Renda Fixa V-A	Investment Fund	100.00%	100.00%
Bradesco F.I.C De FI Renda Fixa A PGBL/VGBL	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;
(2) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;
(3) The functional currency of these companies abroad is the Real;
(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(5) The functional currency of this company is the Mexican Peso;
(6) Accounting information used with date lag of up to 60 days;
(7) Company merged in October 2018 by the company Nova Paiol Participações Ltda.;
(8) Company merged in November 2018 by the company Nova Paiol Participações Ltda.; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's statement of income in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Notes to the Consolidated Financial Statements

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) and interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

Notes to the Consolidated Financial Statements

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f) Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income;

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

g) Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as

Notes to the Consolidated Financial Statements

described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h) Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Other Receivables - Sundry" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Other Liabilities - Tax and Social Security".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Notes to the Consolidated Financial Statements

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i) Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As from 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j) Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k) Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated

Notes to the Consolidated Financial Statements

useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.
An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

n) Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o) Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated by difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.9% (4% in 2018) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.9% (4% in 2018) per annum;

  - The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

Notes to the Consolidated Financial Statements

- For Car insurance, and other Elementary Loans, the IBNR and IBNER provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims reported to the balance sheet date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

- The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

- The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market

Notes to the Consolidated Financial Statements

value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular 517/15 and subsequent changes;

- The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.9% (4% in 2018) per annum.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued (is designated PPNG-RVNE);

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the market value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular 517/15 and subsequent changes;

  - The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

  - The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

Notes to the Consolidated Financial Statements

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

• Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted to cover the prizes to be paid in future sweepstakes. The calculation methodology consists of the projection of the expected present value of the expenses of future draws and compared to the projection of the expected present value of the installments referring to the future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

• Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

• Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

Notes to the Consolidated Financial Statements

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q) Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r) Post-employment benefits

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

s) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

t) Subsequent events

Notes to the Consolidated Financial Statements

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Statement of Income – Accounting *vs.* Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Statements of Income – Accounting *vs.* Managerial:

	On June 30 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Current and long-term assets	**1,316,267,744**	**9,550,803**	**57,505,715**	**1,383,324,262**	**1,210,274,356**	**9,105,475**	**58,499,213**	**1,277,879,044**
Cash and due from banks	15,162,155	359,027	(73,022)	15,448,160	15,305,794	208,481	(89,017)	15,425,258
Interbank investments	106,706,117	(171,695)	(394,260)	106,140,162	108,674,003	(49,533)	(9,804)	108,614,666
Securities and derivative financial instruments	586,499,364	5,438,687	58,174,125	650,112,176	534,314,942	5,124,465	58,688,496	598,127,903
Interbank and interdepartmental accounts	87,275,384	-	-	87,275,384	72,886,101	-	-	72,886,101
Loans and leases	363,492,198	335,246	-	363,827,444	340,222,795	494,297	-	340,717,092
Allowance for Loan Losses (ALL)	(36,729,366)	(130,479)	-	(36,859,845)	(35,152,645)	(86,981)	-	(35,239,626)
Other receivables and assets	193,861,892	3,720,017	(201,128)	197,380,781	174,023,366	3,414,746	(90,462)	177,347,650
Permanent Assets	**29,623,970**	**(654,619)**	-	**28,969,351**	**29,144,410**	**(814,682)**	-	**28,329,728**
Investments	7,831,024	(5,706,408)	-	2,124,616	8,145,364	(6,023,055)	-	2,122,309
Premises and equipment	8,916,147	328,518	-	9,244,665	7,592,568	195,099	-	7,787,667
Intangible assets	12,876,799	4,723,271	-	17,600,070	13,406,478	5,013,274	-	18,419,752
Total	**1,345,891,714**	**8,896,184**	**57,505,715**	**1,412,293,613**	**1,239,418,766**	**8,290,793**	**58,499,213**	**1,306,208,772**

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Current and long-term liabilities	**1,211,203,258**	**7,797,156**	**57,505,715**	**1,276,506,129**	**1,125,390,739**	**7,191,416**	**58,499,213**	**1,191,081,368**
Deposits	331,246,035	(145,580)	974,080	332,074,535	299,144,256	(208,173)	668,175	299,604,258
Securities sold under agreements to repurchase	192,448,586	(2,984)	58,288,630	250,734,232	202,661,420	(785)	60,648,939	263,309,574
Funds from Issuance of Securities	163,190,032	-	-	163,190,032	153,302,710	-	-	153,302,710
Interbank and interdepartmental accounts	23,683,087	205,701	-	23,888,788	22,886,392	307,532	-	23,193,924
Borrowing and on-lending	55,129,505	2,498,521	(145,349)	57,482,677	51,367,649	1,983,675	(190,994)	53,160,330
Derivative financial instruments	25,173,143	20,185	(384,195)	24,809,133	16,603,583	-	(788,770)	15,814,813
Technical provisions for insurance, pension plans and capitalization bonds	265,241,027	(356)	-	265,240,671	252,071,139	-	-	252,071,139
Other liabilities	155,091,843	5,221,669	(1,227,451)	159,086,061	127,353,590	5,109,167	(1,838,137)	130,624,620
Deferred income	**371,421**	-	-	**371,421**	**388,058**	-	-	**388,058**
Non-controlling interests in subsidiaries	**680,559**	**1,099,028**	-	**1,779,587**	**601,246**	**1,099,377**	-	**1,700,623**
Shareholders' equity	**133,636,476**	-	-	**133,636,476**	**113,038,723**	-	-	**113,038,723**
Total	**1,345,891,714**	**8,896,184**	**57,505,715**	**1,412,293,613**	**1,239,418,766**	**8,290,793**	**58,499,213**	**1,306,208,772**

	In the six month period ended June 30 - R$ thousand							
	2019				2018			
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	68,677,808	344,190	523,662	69,545,660	58,445,205	600,016	445,882	59,491,103
Expenses from financial intermediation	(30,428,803)	(40,824)	(1,827,449)	(32,297,076)	(30,766,239)	(59,811)	(1,813,190)	(32,639,240)
Financial margin	**38,249,005**	**303,366**	**(1,303,787)**	**37,248,584**	**27,678,966**	**540,205**	**(1,367,308)**	**26,851,863**
Allowance for loan losses	(10,563,031)	(77,972)	-	(10,641,003)	(8,928,778)	(39,414)	-	(8,968,192)
Gross income from financial intermediation	**27,685,974**	**225,394**	**(1,303,787)**	**26,607,581**	**18,750,188**	**500,791**	**(1,367,308)**	**17,883,671**
Income from insurance, pension plans and capitalization bonds	4,554,217	3,388	-	4,557,605	3,720,042	-	-	3,720,042
Fee and commission income	13,049,677	2,024,068	1,142,893	16,216,638	12,364,841	2,257,002	1,283,879	15,905,722
Personnel expenses	(10,294,278)	(351,111)	-	(10,645,389)	(9,341,018)	(415,112)	-	(9,756,130)
Other administrative expenses	(9,595,174)	(647,412)	114,180	(10,128,406)	(9,386,114)	(457,238)	39,162	(9,804,190)
Tax expenses	(3,319,108)	(253,644)	-	(3,572,752)	(2,418,528)	(298,582)	-	(2,717,110)
Share of profit (loss) of unconsolidated and jointly controlled companies	602,345	(473,639)	-	128,706	775,789	(700,563)	-	75,226
Other operating income / expenses	(6,668,593)	(276,498)	46,714	(6,898,377)	(5,445,740)	(512,386)	44,267	(5,913,859)
Operating income	**16,015,060**	**250,546**	-	**16,265,606**	**9,019,460**	**373,912**	-	**9,393,372**
Non-operating income	(290,997)	(1,850)	-	(292,847)	(328,546)	(7,559)	-	(336,105)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,861,542)	(248,696)	-	(4,110,238)	303,594	(366,353)	-	(62,759)
Net income	**11,862,521**	-	-	**11,862,521**	**8,994,508**	-	-	**8,994,508**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.) for managerial purposes; and
(2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On June 30 - R$ thousand						
	Financial (1) (2)		**Insurance Group (2) (3)**		**Other Activities (2)**	**Eliminations (4)**	**Managerial Accounting Statement of Financial Position**
	Brazil	**Overseas**	**Brazil**	**Overseas**			
Assets							
Current and long-term assets	**1,031,987,985**	**115,568,041**	**311,123,210**	**32,074**	**5,058,960**	**(80,446,008)**	**1,383,324,262**
Cash and due from banks	13,055,009	2,258,686	505,233	7,656	172,426	(550,850)	15,448,160
Interbank investments	103,767,631	2,372,531	-	-	-	-	106,140,162
Securities and derivative financial instruments	337,637,276	14,089,284	299,213,544	2,029	4,152,371	(4,982,328)	650,112,176
Interbank and interdepartmental accounts	87,275,384	-	-	-	-	-	87,275,384
Loans and leases	332,453,972	98,684,630	-	-	-	(67,311,158)	363,827,444
Allowance for Loan Losses (ALL)	(33,867,195)	(2,992,650)	-	-	-	-	(36,859,845)
Other receivables and assets	191,665,908	1,155,560	11,404,433	22,389	734,163	(7,601,672)	197,380,781
Permanent assets	**121,953,339**	**42,247**	**6,998,570**	**2,455**	**240,842**	**(100,268,102)**	**28,969,351**
Investments	99,853,699	-	2,532,734	-	6,285	(100,268,102)	2,124,616
Premises and equipment	6,425,173	24,873	2,743,211	521	50,887	-	9,244,665
Intangible assets	15,674,467	17,374	1,722,625	1,934	183,670	-	17,600,070
Total in 2019	**1,153,941,324**	**115,610,288**	**318,121,780**	**34,529**	**5,299,802**	**(180,714,110)**	**1,412,293,613**
Total in 2018	**1,048,233,488**	**121,946,583**	**296,183,529**	**20,562**	**5,870,224**	**(166,045,614)**	**1,306,208,772**
Liabilities							
Current and long-term liabilities	**1,018,403,075**	**55,126,522**	**282,359,688**	**20,372**	**1,042,480**	**(80,446,008)**	**1,276,506,129**
Deposits	315,802,315	16,973,429	-	-	-	(701,209)	332,074,535
Securities sold under agreements to repurchase	245,359,785	5,374,447	-	-	-	-	250,734,232
Funds from issuance of securities	164,265,838	3,756,141	-	-	-	(4,831,947)	163,190,032
Interbank and interdepartmental accounts	23,888,788	-	-	-	-	-	23,888,788
Borrowing and on-lending	110,524,681	14,269,176	-	-	-	(67,311,180)	57,482,677
Derivative financial instruments	24,430,541	378,592	-	-	-	-	24,809,133
Technical provisions for insurance, pension plans and capitalization bonds	-	-	265,228,102	12,569	-	-	265,240,671
Other liabilities	134,131,127	14,374,737	17,131,586	7,803	1,042,480	(7,601,672)	159,086,061
Deferred income	**349,275**	-	**22,146**	-	-	-	**371,421**
Non-controlling interests in subsidiaries	**1,552,498**	**60,483,766**	**35,739,946**	**14,157**	**4,257,322**	**(100,268,102)**	**1,779,587**
Shareholders' equity	**133,636,476**	-	-	-	-	-	**133,636,476**
Total in 2019	**1,153,941,324**	**115,610,288**	**318,121,780**	**34,529**	**5,299,802**	**(180,714,110)**	**1,412,293,613**
Total in 2018	**1,048,233,488**	**121,946,583**	**296,183,529**	**20,562**	**5,870,224**	**(166,045,614)**	**1,306,208,772**

Notes to the Consolidated Financial Statements

	In the six month period ended June 30 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	54,966,269	3,780,246	11,931,235	1,227	127,238	(1,260,555)	69,545,660
Expenses from financial intermediation	(23,483,126)	(1,050,050)	(9,024,455)	-	-	1,260,555	(32,297,076)
Financial margin	**31,483,143**	**2,730,196**	**2,906,780**	**1,227**	**127,238**	-	**37,248,584**
Allowance for loan losses	(9,083,675)	(1,557,328)	-	-	-	-	(10,641,003)
Gross income from financial intermediation	**22,399,468**	**1,172,868**	**2,906,780**	**1,227**	**127,238**	-	**26,607,581**
Income from insurance, pension plans and capitalization bonds	-	-	4,503,950	8,037	-	45,618	4,557,605
Fee and commission income	14,897,643	204,388	1,026,842	-	164,226	(76,461)	16,216,638
Personnel expenses	(9,517,645)	(99,493)	(910,046)	(3,267)	(114,938)	-	(10,645,389)
Other administrative expenses	(9,497,992)	(122,312)	(711,634)	(2,272)	(94,620)	300,424	(10,128,406)
Tax expenses	(3,012,605)	(17,408)	(503,637)	(72)	(39,030)	-	(3,572,752)
Share of profit (loss) of unconsolidated and jointly controlled companies	9,454	-	113,853	-	5,399	-	128,706
Other operating income / expenses	(6,144,970)	(44,822)	(500,968)	(1,416)	63,380	(269,581)	(6,898,377)
Operating income	**9,133,353**	**1,093,221**	**5,925,140**	**2,237**	**111,655**	-	**16,265,606**
Non-operating income	(309,273)	5,799	10,605	-	22	-	(292,847)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,746,904)	(33,968)	(2,290,592)	(570)	(38,204)	-	(4,110,238)
Net Income in 2019	**7,077,176**	**1,065,052**	**3,645,153**	**1,667**	**73,473**	-	**11,862,521**
Net Income in 2018	**5,462,953**	**268,746**	**3,145,726**	**(227)**	**117,310**	-	**8,994,508**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand	
	2019	2018
Cash and due from banks in domestic currency	11,328,460	10,287,223
Cash and due from banks in foreign currency	3,832,891	5,018,355
Investments in gold	804	216
Total cash and due from banks	**15,162,155**	**15,305,794**
Interbank investments (1)	94,229,531	91,458,843
Total cash and cash equivalents	**109,391,686**	**106,764,637**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities purchased under agreements to resell:						
Own portfolio position	**7,034,137**	**12,972,850**	**23**	**-**	**20,007,010**	**25,763,000**
• National treasury notes	612,868	12,469,645	-	-	13,082,513	21,598,132
• Financial treasury bills	2,232,786	-	-	-	2,232,786	144,859
• National treasury bills	3,231,297	503,205	-	-	3,734,502	3,878,620
• Other	957,186	-	23	-	957,209	141,389
Funded position	**36,882,028**	**39,762,251**	-	-	**76,644,279**	**69,339,434**
• National treasury notes	616,115	23,737,076	-	-	24,353,191	67,627,912
• Financial treasury bills	-	-	-	-	-	600,708
• National treasury bills	36,265,913	16,025,175	-	-	52,291,088	1,110,814
Unrestricted position	**339,852**	**2,449,939**	-	-	**2,789,791**	**3,896,377**
• National treasury bills	339,852	2,449,939	-	-	2,789,791	3,896,377
Subtotal	**44,256,017**	**55,185,040**	**23**	**-**	**99,441,080**	**98,998,811**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	3,236,785	1,549,429	1,270,364	1,208,695	7,265,273	9,685,694
• Provision for losses	-	(96)	(140)	-	(236)	(10,502)
Subtotal	**3,236,785**	**1,549,333**	**1,270,224**	**1,208,695**	**7,265,037**	**9,675,192**
Total in 2019	**47,492,802**	**56,734,373**	**1,270,247**	**1,208,695**	**106,706,117**	
%	**44.5**	**53.2**	**1.2**	**1.1**	**100.0**	
Total in 2018	**66,891,171**	**37,186,133**	**3,402,335**	**1,194,364**		**108,674,003**
%	**61.6**	**34.2**	**3.1**	**1.1**		**100.0**

b) Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Income from investments in purchase and sale commitments:		
• Own portfolio position	765,868	578,507
• Funded position	2,608,958	3,328,068
• Unrestricted position	296,505	1,099,201
Subtotal	**3,671,331**	**5,005,776**
Income from interest-earning deposits in other banks	**209,240**	**257,707**
Total (Note 7g)	**3,880,571**	**5,263,483**

Notes to the Consolidated Financial Statements

7) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand							
	Financial	Insurance Group		Other Activities	2019	%	2018	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**60,892,024**	**17,995,704**	**191,429,184**	**38,518**	**270,355,430**	**46.1**	**240,218,243**	**45.0**
- Government securities	30,497,462	14,446,474	173,551,040	7,229	218,502,205	37.3	199,604,194	37.4
- Corporate securities	6,672,071	3,538,776	17,804,505	31,289	28,046,641	4.8	24,416,349	4.6
- Derivative financial instruments (1) (5)	23,722,491	10,454	73,639	-	23,806,584	4.0	16,197,700	3.0
Available-for-sale securities (2)	**177,084,575**	**24,639,058**	**19,422,438**	**22,181**	**221,168,252**	**37.7**	**237,857,805**	**44.5**
- Government securities	102,177,561	20,540,871	18,327,544	16,733	141,062,709	24.0	168,810,808	31.6
- Corporate securities	74,907,014	4,098,187	1,094,894	5,448	80,105,543	13.7	69,046,997	12.9
Held-to-maturity securities (2)	**65,713,315**	**5,510,429**	**23,751,938**	-	**94,975,682**	**16.2**	**56,238,894**	**10.5**
- Government securities	56,248,130	5,510,429	23,751,938	-	85,510,497	14.6	44,800,784	8.4
- Corporate securities	9,465,185	-	-	-	9,465,185	1.6	11,438,110	2.1
Total	**303,689,914**	**48,145,191**	**234,603,560**	**60,699**	**586,499,364**	**100.0**	**534,314,942**	**100.0**
- Government securities	188,923,153	40,497,774	215,630,522	23,962	445,075,411	75.9	413,215,786	77.3
- Corporate securities	114,766,761	7,647,417	18,973,038	36,737	141,423,953	24.1	121,099,156	22.7
Total	**303,689,914**	**48,145,191**	**234,603,560**	**60,699**	**586,499,364**	**100.0**	**534,314,942**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	On June 30 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**15,550,649**	**1,394,901**	**4,427,205**	**39,519,269**	**60,892,024**	**60,234,673**	**657,351**	**45,636,244**	**(3,482,405)**
Financial treasury bills	-	-	710,083	13,470,357	14,180,440	14,179,867	573	14,782,866	305
National treasury notes	-	-	-	7,559,378	7,559,378	7,144,564	414,814	7,772,112	(48,004)
Financial bills	147,150	73,587	168,677	270,341	659,755	662,759	(3,004)	816,017	724
Debentures	-	11,553	79	1,313,440	1,325,072	1,497,337	(172,265)	1,402,817	(57,177)
National treasury bills	234,133	48,471	520,244	7,268,479	8,071,327	7,996,830	74,497	1,098,073	1,721
Brazilian foreign debt securities	-	-	-	162,267	162,267	153,742	8,525	171,922	(11,219)
Derivative financial instruments (1) (5)	12,119,667	920,361	2,960,725	7,721,738	23,722,491	23,378,867	343,624	13,946,112	(3,321,109)
Other	3,049,699	340,929	67,397	1,753,269	5,211,294	5,220,707	(9,413)	5,646,325	(47,646)
- Insurance companies and capitalization bonds	**3,326,213**	**13,249**	**713,264**	**13,942,978**	**17,995,704**	**17,995,704**	-	**14,651,240**	-
Financial treasury bills	-	-	125,630	12,534,758	12,660,388	12,660,388	-	9,880,511	-
Financial bills	19,084	9,428	12,542	88,818	129,872	129,872	-	83,525	-
Other	3,307,129	3,821	575,092	1,319,402	5,205,444	5,205,444	-	4,687,204	-
- Pension plans	**3,776,168**	**329,026**	**14,214,477**	**173,109,513**	**191,429,184**	**191,429,184**	-	**179,854,599**	-
Financial treasury bills	-	-	3,378,203	104,270,597	107,648,800	107,648,800	-	58,233,860	-
National treasury notes	-	-	-	23,157,931	23,157,931	23,157,931	-	23,141,190	-
National treasury bills	26,412	30,895	9,359,508	33,327,493	42,744,308	42,744,308	-	82,594,948	-
Financial bills	64,560	137,464	1,271,617	7,709,469	9,183,110	9,183,110	-	4,691,024	-
Debentures	48,939	57,636	19,719	4,132,444	4,258,738	4,258,738	-	3,658,633	-
Other	3,636,257	103,031	185,430	511,579	4,436,297	4,436,297	-	7,534,944	-
- Other activities	**33,305**	-	-	**5,213**	**38,518**	**38,519**	**(1)**	**76,160**	**(2)**
Financial treasury bills	2,016	-	-	5,213	7,229	7,230	(1)	17,067	(2)
Other	31,289	-	-	-	31,289	31,289	-	59,093	-
Total	**22,686,335**	**1,737,176**	**19,354,946**	**226,576,973**	**270,355,430**	**269,698,080**	**657,350**	**240,218,243**	**(3,482,407)**
Derivative financial instruments (liabilities) (5)	**(13,340,019)**	**(595,713)**	**(3,337,311)**	**(7,900,100)**	**(25,173,143)**	**(21,674,285)**	**(3,498,858)**	**(16,603,583)**	**(3,298,330)**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (2) (6)	On June 30 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**9,457,784**	**15,093,726**	**25,556,008**	**126,977,057**	**177,084,575**	**174,341,122**	**2,743,453**	**199,625,490**	**(1,201,401)**
National treasury bills	8,498	8,052,328	20,105,910	41,677,024	69,843,760	67,875,027	1,968,733	116,411,785	715,515
Debentures	455,120	434,349	3,278,602	47,448,728	51,616,799	51,296,478	320,321	40,429,601	(779,709)
National treasury notes	-	-	-	23,356,404	23,356,404	21,927,540	1,428,864	9,369,704	183,893
Foreign corporate securities	224,791	192,845	193,889	7,424,128	8,035,653	7,790,356	245,297	9,981,772	(198,583)
Shares	6,130,051	-	-	-	6,130,051	7,557,759	(1,427,708)	7,069,641	(1,130,102)
Foreign government bonds	-	5,919,474	-	19,988	5,939,462	5,938,346	1,116	3,607,173	(5,103)
Promissory Notes	103,428	201,829	200,733	78,947	584,937	586,676	(1,739)	5,802,827	39,588
Certificates of real estate receivables	-	-	4,554	1,953,560	1,958,114	1,894,008	64,106	792,589	20,681
Other	2,535,896	292,901	1,772,320	5,018,278	9,619,395	9,474,932	144,463	6,160,398	(47,581)
- Insurance companies and capitalization bonds	**4,166,569**	-	-	**20,472,489**	**24,639,058**	**22,176,618**	**2,462,440**	**21,922,093**	**(320,595)**
National treasury notes	-	-	-	15,557,601	15,557,601	13,865,815	1,691,786	13,551,911	(481,312)
Shares	3,963,005	-	-	-	3,963,005	3,499,455	463,550	1,391,356	237,786
National treasury bills	120,931	-	-	4,823,968	4,944,899	4,646,921	297,978	6,326,812	(87,298)
Other	82,633	-	-	90,920	173,553	164,427	9,126	652,014	10,229
- Pension plans	**1,010,244**	-	**2,709**	**18,409,485**	**19,422,438**	**15,022,429**	**4,400,009**	**16,289,041**	**598,008**
National treasury notes	-	-	-	18,298,237	18,298,237	14,117,877	4,180,360	14,104,771	540,868
Shares	1,010,244	-	-	-	1,010,244	802,210	208,034	1,028,109	63,612
Debentures	-	-	-	84,650	84,650	73,038	11,612	91,650	8,616
Other	-	-	2,709	26,598	29,307	29,304	3	1,064,511	(15,088)
- Other activities	**5,450**	-	-	**16,731**	**22,181**	**16,891**	**5,290**	**21,181**	**5,296**
Other	5,450	-	-	16,731	22,181	16,891	5,290	21,181	5,296
Subtotal	**14,640,047**	**15,093,726**	**25,558,717**	**165,875,762**	**221,168,252**	**211,557,060**	**9,611,192**	**237,857,805**	**(918,692)**
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(327,641)	-	(285,786)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(555,209)	-	(682,319)
Total	**14,640,047**	**15,093,726**	**25,558,717**	**165,875,762**	**221,168,252**	**211,557,060**	**8,728,342**	**237,857,805**	**(1,886,797)**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On June 30 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**116**	**978**	**27,993,567**	**37,718,654**	**65,713,315**	**68,330,591**	**2,617,276**	**28,472,656**	**(506,012)**
National treasury bills	-	-	27,984,601	27,441,188	55,425,789	57,527,071	2,101,282	16,214,867	-
Certificates of real estate receivables	-	-	4,982	9,460,204	9,465,186	9,864,847	399,661	11,438,110	(506,012)
National treasury notes	116	978	929	817,262	819,285	935,618	116,333	816,805	-
Other	-	-	3,055	-	3,055	3,055	-	2,874	-
- Insurance companies and capitalization bonds	-	-	-	**5,510,429**	**5,510,429**	**7,604,209**	**2,093,780**	**5,296,593**	**160,673**
National treasury notes	-	-	-	5,510,429	5,510,429	7,604,209	2,093,780	5,296,593	160,673
- Pension plans	-	-	-	**23,751,938**	**23,751,938**	**30,798,610**	**7,046,672**	**22,469,645**	**1,638,615**
National treasury notes	-	-	-	23,751,938	23,751,938	30,798,610	7,046,672	22,469,645	1,638,615
Total	**116**	**978**	**27,993,567**	**66,981,021**	**94,975,682**	**106,733,410**	**11,757,728**	**56,238,894**	**1,293,276**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	**24,978,076**	**7,544,130**	**38,733,912**	**357,130,903**	**428,387,021**	**382,097,200**
Fixed income securities	**9,853,673**	**7,544,130**	**38,733,912**	**357,130,903**	**413,262,618**	**369,259,988**
• National treasury notes	116	978	929	94,794,382	94,796,405	83,088,499
• Financial treasury bills	-	-	3,754,912	119,531,577	123,286,489	71,801,264
• National treasury bills	389,975	67,174	28,190,667	65,195,399	93,843,215	126,797,673
• Debentures	504,059	393,222	3,279,863	47,983,336	52,160,480	42,549,257
• Financial bills	230,794	220,479	1,452,836	8,227,158	10,131,267	5,691,281
• Certificates of real estate receivables	-	-	9,559	11,582,815	11,592,374	12,424,066
• Foreign government bonds	53,863	5,930,770	5,095	473,782	6,463,510	4,088,004
• Foreign corporate securities	1,448,925	295	226,606	4,790,407	6,466,233	6,389,542
• Brazilian foreign debt securities	12,091	-	-	1,382,623	1,394,714	1,242,513
• Promissory Notes	103,428	201,829	337,885	474,587	1,117,729	5,980,820
• Bank deposit certificates	85,946	414,993	48,266	67,165	616,370	813,847
• Other	7,024,476	314,390	1,427,294	2,627,672	11,393,832	8,393,222
Equity securities	**15,124,403**	-	-	-	**15,124,403**	**12,837,212**
• Shares of listed companies	1,213	-	-	-	1,213	1,030,747
• Shares of other companies	15,123,190	-	-	-	15,123,190	11,806,465
Restricted securities	**144,663**	**8,367,389**	**31,181,710**	**93,811,358**	**133,505,120**	**132,896,253**
Subject to repurchase agreements	-	**4,388,984**	**29,395,562**	**75,036,759**	**108,821,305**	**110,974,086**
• National treasury bills	-	4,086,118	29,296,673	48,774,052	82,156,843	89,159,220
• Foreign corporate securities	-	192,550	-	3,491,645	3,684,195	6,653,272
• National treasury notes	-	-	-	17,881,667	17,881,667	9,565,870
• Brazilian foreign debt securities	-	-	-	423,314	423,314	693,088
• Debentures	-	110,316	18,537	4,250,855	4,379,708	2,862,220
• Financial treasury bills	-	-	80,352	215,226	295,578	2,040,416
Given in guarantee to the Brazilian Central Bank	-	**3,422,587**	-	-	**3,422,587**	-
• National treasury bills	-	3,422,587	-	-	3,422,587	-
Privatization rights	-	-	-	**36,797**	**36,797**	**41,707**
Given in guarantee	**144,663**	**555,818**	**1,786,148**	**18,737,802**	**21,224,431**	**21,880,460**
• National treasury notes	-	-	-	4,727,331	4,727,331	4,321,160
• National treasury bills	-	555,818	1,027,130	1,615,740	3,198,688	5,470,303
• Financial treasury bills	2,016	-	759,018	11,573,286	12,334,320	11,769,986
• Other	142,647	-	-	821,445	964,092	319,011
Derivative financial instruments (1) (5)	**12,203,759**	**920,361**	**2,960,726**	**7,721,738**	**23,806,584**	**16,197,700**

Notes to the Consolidated Financial Statements

Securities	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Securities sold under repurchase agreements - unrestricted	**-**	**-**	**30,882**	**769,757**	**800,639**	**3,123,789**
• National treasury bills	-	-	30,882	-	30,882	2,888,421
• National treasury notes	-	-	-	769,757	769,757	235,368
Total	**37,326,498**	**16,831,880**	**72,907,230**	**459,433,756**	**586,499,364**	**534,314,942**
%	**6.4**	**2.9**	**12.4**	**78.3**	**100.0**	**100.0**

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities;

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2018, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$(297,343) thousand, is being retained in shareholders' equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk and capital management strategy. In the first semester of 2019, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5) Includes hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the first semester of 2019, there was impairment losses on financial assets (mostly debentures), related to securities classified as "Available-for-Sale" and "Held-to-Maturity" in the amount of R$85,895 thousand (an expense of R$407,060 thousand in 2018), net of constitution/reversal.

Notes to the Consolidated Financial Statements

d) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

I) Amount of derivative financial instruments recognized by index

	On June 30 - R$ thousand									
	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**132,407,998**		**25,028**	-	**25,028**	**171,790,932**		**8,343**	-	**8,343**
- Interbank market	88,893,207	-	23,852	-	23,852	108,247,938	-	4,542	-	4,542
- Foreign currency	42,265,011	-	427	-	427	63,229,924	-	3,752	-	3,752
- Other	1,249,780	1,064,658	749	-	749	313,070	-	49	-	49
Sale commitments:	**196,032,249**		**(52,706)**	-	**(52,706)**	**203,727,196**		**(187,242)**	-	**(187,242)**
- Interbank market (1)	131,757,438	42,864,231	(50,538)	-	(50,538)	127,964,886	19,716,948	(182,110)	-	(182,110)
- Foreign currency (2)	64,089,689	21,824,678	(648)	-	(648)	75,046,070	11,816,146	(4,552)	-	(4,552)
- Other	185,122	-	(1,520)	-	(1,520)	716,240	403,170	(580)	-	(580)
Option contracts										
Purchase commitments:	**132,957,743**		**1,384,767**	**105,640**	**1,490,407**	**129,394,145**		**1,264,191**	**182,378**	**1,446,569**
- Interbank market	118,204,497	-	516,953	72,509	589,462	113,733,788	-	540,782	28,258	569,040
- Foreign currency	13,153,006	1,968,563	811,361	33,175	844,536	15,238,538	1,083,819	711,708	152,004	863,712
- Other	1,600,240	-	56,453	(44)	56,409	421,819	198,651	11,701	2,116	13,817
Sale commitments:	**210,363,360**		**(2,150,431)**	**59,899**	**(2,090,532)**	**179,044,451**		**(1,461,766)**	**(252,333)**	**(1,714,099)**
- Interbank market	197,509,492	79,304,995	(1,492,562)	(57,866)	(1,550,428)	164,666,564	50,932,776	(855,019)	(6,980)	(861,999)
- Foreign currency	11,184,443	-	(574,808)	108,694	(466,114)	14,154,719	-	(571,694)	(249,660)	(821,354)
- Other	1,669,425	69,185	(83,061)	9,071	(73,990)	223,168	-	(35,053)	4,307	(30,746)
Forward contracts										
Purchase commitments:	**18,373,003**		**298,446**	-	**298,446**	**16,853,738**		**908,672**	-	**908,672**
- Interbank market	222,943	222,943	4,694	-	4,694	-	-	-	-	-
- Foreign currency	14,717,888	1,411,124	(301,899)	-	(301,899)	16,193,212	-	912,385	-	912,385
- Other	3,432,172	-	595,651	-	595,651	660,526	-	(3,713)	-	(3,713)
Sale commitments:	**19,180,469**		**217,053**	-	**217,053**	**19,398,654**		**1,124,330**	-	**1,124,330**
- Foreign currency (2)	13,306,764	-	213,952	-	213,952	18,441,365	2,248,153	862,828	-	862,828
- Other	5,873,705	2,441,533	3,101	-	3,101	957,289	296,763	261,502	-	261,502

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand									
	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**76,304,407**		**13,054,121**	**237,984**	**13,292,105**	**77,511,734**		**13,807,244**	**(3,503,487)**	**10,303,757**
- Interbank market	4,679,110	4,133,126	126,977	46,545	173,522	6,254,688	2,251,595	476,328	348,894	825,222
- Fixed rate	53,781,763	25,343,182	11,843,772	(1,047,320)	10,796,452	49,942,201	24,265,065	11,649,670	(3,877,087)	7,772,583
- Foreign currency	16,037,305	-	875,336	1,029,090	1,904,426	14,138,588	-	1,544,060	(27,986)	1,516,074
- IGPM	752,004	49,004	106,768	90,904	197,672	732,450	-	50,878	12,860	63,738
- Other	1,054,225	-	101,268	118,765	220,033	6,443,807	3,886,787	86,308	39,832	126,140
Liabilities (unrestricted position):	**52,065,607**		**(10,987,603)**	**(3,558,757)**	**(14,546,360)**	**59,702,490**		**(9,250,216)**	**(3,045,997)**	**(12,296,213)**
- Interbank market	545,984	-	(20,878)	2,092	(18,786)	4,003,093	-	(41,498)	(98,594)	(140,092)
- Fixed rate	28,438,581	-	(8,055,414)	(2,524,777)	(10,580,191)	25,677,136	-	(4,398,192)	(3,132,288)	(7,530,480)
- Foreign currency	19,428,316	3,391,011	(2,441,706)	(653,272)	(3,094,978)	26,729,241	12,590,653	(4,405,651)	279,558	(4,126,093)
- IGPM	703,000	-	(159,037)	(125,738)	(284,775)	736,000	3,550	(100,835)	(26,447)	(127,282)
- Other	2,949,726	1,895,501	(310,568)	(257,062)	(567,630)	2,557,020	-	(304,040)	(68,226)	(372,266)
Total	**837,684,836**		**1,788,675**	**(3,155,234)**	**(1,366,559)**	**857,423,340**		**6,213,556**	**(6,619,439)**	**(405,883)**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$33,771,169 thousand (R$4,728,847 thousand in 2018); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$11,614,367 thousand (R$10,485,976 thousand in 2018) (Note 7f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$60,314,233 thousand (R$57,968,309 thousand in 2018); and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On June 30 - R$ thousand									
	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,054,121	237,984	13,292,105	55.8	4,137,138	123,482	2,760,083	6,271,402	13,292,105	10,303,757
Adjustment receivable - future	25,028	-	25,028	0.1	25,028	-	-	-	25,028	8,343
Receivable forward purchases	3,429,598	-	3,429,598	14.4	3,134,585	32,889	8,793	253,331	3,429,598	1,583,553
Receivable forward sales (1)	5,569,446	-	5,569,446	23.4	5,090,363	53,410	14,279	411,394	5,569,446	2,855,478
Premiums on exercisable options	1,384,767	105,640	1,490,407	6.3	480,283	46,942	177,571	785,611	1,490,407	1,446,569
Total assets (A)	**23,462,960**	**343,624**	**23,806,584**	**100.0**	**12,867,397**	**256,723**	**2,960,726**	**7,721,738**	**23,806,584**	**16,197,700**
Adjustment payables - swaps	(10,987,603)	(3,558,757)	(14,546,360)	57.8	(3,935,796)	(119,514)	(3,070,704)	(7,420,346)	(14,546,360)	(12,296,213)
Adjustment payables - future	(52,706)	-	(52,706)	0.2	(52,706)	-	-	-	(52,706)	(187,242)
Payable forward purchases	(3,131,152)	-	(3,131,152)	12.4	(3,041,357)	(31,584)	(32,030)	(26,181)	(3,131,152)	(674,881)
Payable forward sales	(5,352,393)	-	(5,352,393)	21.3	(5,198,899)	(53,989)	(54,752)	(44,753)	(5,352,393)	(1,731,148)
Premiums on written options	(2,150,431)	59,899	(2,090,532)	8.3	(1,456,899)	(44,988)	(179,825)	(408,820)	(2,090,532)	(1,714,099)
Total liabilities (B)	**(21,674,285)**	**(3,498,858)**	**(25,173,143)**	**100.0**	**(13,685,657)**	**(250,075)**	**(3,337,311)**	**(7,900,100)**	**(25,173,143)**	**(16,603,583)**
Net Effect (A-B)	**1,788,675**	**(3,155,234)**	**(1,366,559)**		**(818,260)**	**6,648**	**(376,585)**	**(178,362)**	**(1,366,559)**	**(405,883)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On June 30 - R$ thousand					
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2019	2018
Futures contracts (1)	76,140,826	19,270,043	112,291,963	120,737,415	328,440,247	375,518,128
Option contracts	51,996,494	7,872,147	275,021,685	8,430,777	343,321,103	308,438,596
Forward contracts (1)	16,287,617	5,438,339	4,496,990	11,330,526	37,553,472	36,252,392
Swap contracts	31,496,670	8,350,946	29,045,262	59,477,136	128,370,014	137,214,224
Total in 2019	**175,921,607**	**40,931,475**	**420,855,900**	**199,975,854**	**837,684,836**	
Total in 2018	**128,953,456**	**255,518,131**	**164,186,243**	**308,765,510**		**857,423,340**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On June 30 - R$ thousand	
	2019	2018
Government securities		
National treasury bills	1,228,587	3,769,858
National treasury notes	5,080,866	4,916,695
Total	**6,309,453**	**8,686,553**

V) Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Swap contracts	270,762	(1,707,929)
Forward contracts (1)	270,761	(846,856)
Option contracts	(478,165)	(362,071)
Futures contracts (1)	(1,263,464)	(4,409,651)
Foreign exchange variation of assets and liabilities overseas	(269,829)	4,032,369
Total (Note 7g)	**(1,469,935)**	**(3,294,138)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On June 30 - R$ thousand	
	2019	2018
B3 (stock exchange)	628,243,370	622,280,049
B3 (over-the-counter)	**169,500,547**	**179,960,643**
Financial Institutions	92,157,447	93,885,467
Companies	77,021,049	85,931,207
Individuals	322,051	143,969
Overseas (stock exchange) (1)	27,342,666	45,476,695
Overseas (over-the-counter) (1)	12,598,253	9,705,953
Total	**837,684,836**	**857,423,340**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On June 30 - R$ thousand	
	2019	2018
Risk received in credit Swaps:	**2,454,003**	**2,086,697**
- Debt securities issued by companies	761,803	768,422
- Bonds of the Brazilian public debt	1,647,363	1,318,275
- Bonds of foreign public debt	44,837	-
Risk transferred in credit Swaps:	**(210,771)**	**(1,118,182)**
- Brazilian public debt derivatives	(172,449)	(886,834)
- Foreign public debt derivatives	(38,322)	(231,348)
Total net credit risk value	**2,243,232**	**968,515**
Effect on Shareholders' Equity	**25,645**	**68,538**
Remuneration on the counterparty receiving the risk	**(2,156)**	**304**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f) Hedge Accounting

On June 30, 2019, Bradesco maintained hedge, in accordance with Bacen Circular No. 3,082/02, composed by:

I) Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	11,614,367	11,637,448	85,737	51,442
Hedge of interest payments on funding (1)	33,771,169	33,453,646	(128,558)	(77,135)
Total in 2019	**45,385,536**	**45,091,094**	**(42,821)**	**(25,693)**
Hedge of interest receipts from investments in securities (2)	10,485,976	9,484,831	19,579	11,747
Hedge of interest payments on funding (1)	4,728,847	4,637,720	(44,727)	(26,836)
Total in 2018	**15,214,823**	**14,122,551**	**(25,148)**	**(15,089)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(70,027) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the first semester of 2019 (2018 – R$14,464 thousand).

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,497,240	865,082	(284,820)	(170,892)
Total in 2019	**1,497,240**	**865,082**	**(284,820)**	**(170,892)**
Hedge of exchange variation on future cash flows (1)	1,382,494	752,159	(260,638)	(156,383)
Total in 2018	**1,382,494**	**752,159**	**(260,638)**	**(156,383)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$774 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first semester of 2019 was R$(1,049) thousand (R$(6,258) thousand in 2018).

g) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Fixed income securities (1)	10,960,257	10,663,613
Interbank investments (Note 6b)	3,880,571	5,263,483
Equity securities	429,771	83,770
Subtotal	**15,270,599**	**16,010,866**
Income from insurance, pension plans and capitalization bonds (2)	13,898,866	9,339,830
Income from derivative financial instruments (Note 7d V)	(1,469,935)	(3,294,138)
Total	**27,699,530**	**22,056,558**

(1) In the first semester of 2019, there were impairment losses of financial assets (mostly debentures), in the amount of R$85,873 thousand (R$405,592 thousand in 2018), net of constitution/reversal; and
(2) In the first semester of 2019, there were impairment losses of shares in the amount of R$22 thousand (R$1,468 thousand in 2018).

8) INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a) Reserve requirement

	On June 30 - R$ thousand		
	Remuneration	2019	2018
Compulsory deposit – demand deposits	not remunerated	6,789,276	7,230,446
Compulsory deposit – savings deposits	savings index	21,647,016	20,437,684
Compulsory deposit – time deposits	Selic rate	58,425,818	43,685,879
Requirement rural loans funds	not remunerated	-	46,225
Reserve requirement – SFH	TR + interest rate	230,165	1,241,906
Total		**87,092,275**	**72,642,140**

For more information on compulsory deposits see Note 34.

b) Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Reserve requirement – Bacen (Compulsory deposit)	2,264,107	1,806,363
Reserve requirement – SFH	18,076	25,038
Total	**2,282,183**	**1,831,401**

Notes to the Consolidated Financial Statements

9) LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										On June 30 - R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (A)	% (4)	Total in 2018 (A)	% (4)
Discounted trade receivables and loans (1)	22,885,191	11,846,664	9,683,064	23,503,951	25,892,110	82,121,903	175,932,883	36.6	160,574,954	36.6
Financing	6,045,150	3,498,059	3,527,497	11,530,473	17,505,718	98,949,174	141,056,071	29.4	128,686,632	29.3
Agricultural and agribusiness loans	1,673,942	1,009,649	907,862	3,000,336	4,529,872	7,434,679	18,556,340	3.9	22,017,036	5.0
Subtotal	**30,604,283**	**16,354,372**	**14,118,423**	**38,034,760**	**47,927,700**	**188,505,756**	**335,545,294**	**69.9**	**311,278,622**	**70.9**
Leases	98,788	88,830	80,855	237,293	419,384	1,407,374	2,332,524	0.5	1,958,536	0.4
Advances on foreign exchange contracts (2)	2,546,086	2,561,736	1,418,889	5,416,870	3,871,595	-	15,815,176	3.3	13,029,031	3.0
Subtotal	**33,249,157**	**19,004,938**	**15,618,167**	**43,688,923**	**52,218,679**	**189,913,130**	**353,692,994**	**73.7**	**326,266,189**	**74.3**
Other receivables (3)	20,515,442	9,680,677	4,799,856	7,683,567	3,837,904	489,990	47,007,436	9.8	36,163,025	8.2
Total loans	**53,764,599**	**28,685,615**	**20,418,023**	**51,372,490**	**56,056,583**	**190,403,120**	**400,700,430**	**83.5**	**362,429,214**	**82.5**
Acquisition of credit card receivables	1,740,492	652,371	522,778	1,435,715	770,774	-	5,122,130	1.1	3,914,145	0.9
Subtotal	**55,505,091**	**29,337,986**	**20,940,801**	**52,808,205**	**56,827,357**	**190,403,120**	**405,822,560**	**84.6**	**366,343,359**	**83.4**
Sureties and guarantees	3,334,590	391,336	849,654	6,695,876	10,557,137	51,829,927	73,658,520	15.3	71,764,947	16.3
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	815,029	0.2
Guarantee given on rural loans assigned	-	-	-	9,716	-	62,501	72,217	-	76,709	-
Letters of credit for imports	115,159	49,921	15,135	167,360	36,525	4,582	388,682	0.1	399,853	0.1
Confirmed exports loans	45,900	21,379	3,642	21,634	29,579	3,786	125,920	-	82,791	-
Total - Off-balance-sheet accounts	**3,495,649**	**462,636**	**868,431**	**6,894,586**	**10,623,241**	**51,900,796**	**74,245,339**	**15.4**	**73,139,329**	**16.6**
Total in 2019	**59,000,740**	**29,800,622**	**21,809,232**	**59,702,791**	**67,450,598**	**242,303,916**	**480,067,899**	**100.0**		
Total in 2018	**54,756,222**	**25,492,301**	**22,036,887**	**48,706,496**	**63,540,503**	**224,950,279**			**439,482,688**	**100.0**

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand								
	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2019 (B)	% (4)	Total in 2018 (B)	% (4)
Discounted trade receivables and loans (1)	1,054,190	1,287,138	1,245,142	2,311,585	3,129,595	9,027,650	83.9	10,319,019	83.6
Financing	313,710	206,589	120,085	222,745	196,034	1,059,163	9.8	1,266,021	10.3
Agricultural and agribusiness loans	11,454	25,333	11,278	34,202	56,430	138,697	1.3	204,661	1.7
Subtotal	**1,379,354**	**1,519,060**	**1,376,505**	**2,568,532**	**3,382,059**	**10,225,510**	**95.0**	**11,789,701**	**95.6**
Leases	4,308	4,592	2,099	3,914	3,632	18,545	0.2	14,074	0.1
Advances on foreign exchange contracts (2)	18,798	68,236	139,253	7,210	-	233,497	2.2	97,708	0.8
Subtotal	**1,402,460**	**1,591,888**	**1,517,857**	**2,579,656**	**3,385,691**	**10,477,552**	**97.4**	**11,901,483**	**96.5**
Other receivables (3)	43,885	58,348	34,254	67,115	74,184	277,786	2.6	425,688	3.5
Total in 2019	**1,446,345**	**1,650,236**	**1,552,111**	**2,646,771**	**3,459,875**	**10,755,338**	**100.0**		
Total in 2018	**2,219,023**	**1,689,038**	**1,213,384**	**3,188,556**	**4,017,170**			**12,327,171**	**100.0**

	On June 30 - R$ thousand									
	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (C)	% (4)	Total in 2018 (C)	% (4)
Discounted trade receivables and loans (1)	731,020	549,500	488,772	1,214,066	1,807,014	4,781,628	9,572,000	62.0	9,426,938	61.4
Financing	209,021	175,318	172,091	477,640	762,471	3,842,051	5,638,592	36.5	5,511,477	35.9
Agricultural and agribusiness loans	1,424	2,058	2,103	6,342	18,445	42,022	72,394	0.5	192,379	1.3
Subtotal	**941,465**	**726,876**	**662,966**	**1,698,048**	**2,587,930**	**8,665,701**	**15,282,986**	**99.0**	**15,130,794**	**98.6**
Leases	4,167	3,798	3,709	8,666	15,630	51,369	87,339	0.6	51,068	0.3
Subtotal	**945,632**	**730,674**	**666,675**	**1,706,714**	**2,603,560**	**8,717,070**	**15,370,325**	**99.6**	**15,181,862**	**98.9**
Other receivables (3)	5,685	4,858	4,322	10,950	12,895	18,769	57,479	0.4	166,757	1.1
Total in 2019	**951,317**	**735,532**	**670,997**	**1,717,664**	**2,616,455**	**8,735,839**	**15,427,804**	**100.0**		
Total in 2018	**911,306**	**778,958**	**688,265**	**1,736,798**	**2,880,831**	**8,352,461**			**15,348,619**	**100.0**

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand			
	Total			
	Total in 2019 (A+B+C)	% (4)	Total in 2018 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	194,532,533	38.4	180,320,911	38.6
Financing	147,753,826	29.2	135,464,130	29.0
Agricultural and agribusiness loans	18,767,431	3.7	22,414,076	4.8
Subtotal	**361,053,790**	**71.3**	**338,199,117**	**72.4**
Leases	2,438,408	0.5	2,023,678	0.4
Advances on foreign exchange contracts (2) (Note 10a)	16,048,673	3.2	13,126,739	2.8
Subtotal	**379,540,871**	**75.0**	**353,349,534**	**75.6**
Other receivables (3)	47,342,701	9.4	36,755,470	7.9
Total loans	**426,883,572**	**84.4**	**390,105,004**	**83.5**
Acquisition of credit card receivables	5,122,130	1.0	3,914,145	0.8
Subtotal	**432,005,702**	**85.4**	**394,019,149**	**84.3**
Sureties and guarantees	73,658,520	14.5	71,764,947	15.4
Loan assignment - real estate receivables certificate	-	-	815,029	0.2
Guarantee given on rural loans assigned	72,217	-	76,709	-
Letters of credit for imports	388,682	0.1	399,853	0.1
Confirmed exports loans	125,920	-	82,791	-
Total - Off-balance-sheet accounts	**74,245,339**	**14.6**	**73,139,329**	**15.7**
Total in 2019	**506,251,041**	**100.0**		
Total in 2018			**467,158,478**	**100.0**

(1) Including credit card loans of R$13,301,453 thousand (R$13,898,610 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$28,182,454 thousand (R$26,466,763 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On June 30 - R$ thousand												
	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	21,459,594	94,449,531	16,830,287	29,172,913	6,710,633	4,435,508	5,360,273	2,873,402	13,240,392	194,532,533	38.9	180,320,911	39.1
Financing	88,798,775	28,436,344	12,242,930	9,112,544	1,879,128	940,623	897,116	1,710,433	3,735,933	147,753,826	29.5	135,464,130	29.3
Agricultural and agribusiness loans	4,251,617	7,334,056	4,296,394	2,393,869	254,859	77,176	26,490	15,279	117,691	18,767,431	3.7	22,414,076	4.9
Subtotal	**114,509,986**	**130,219,931**	**33,369,611**	**40,679,326**	**8,844,620**	**5,453,307**	**6,283,879**	**4,599,114**	**17,094,016**	**361,053,790**	**72.1**	**338,199,117**	**73.3**
Leases	409,566	583,761	1,243,339	24,454	15,545	3,859	5,344	87,082	65,458	2,438,408	0.5	2,023,678	0.4
Advances on foreign exchange contracts (2)	8,826,853	2,428,656	2,230,700	1,863,514	102,570	57,364	344,826	57,012	137,178	16,048,673	3.2	13,126,739	2.8
Subtotal	**123,746,405**	**133,232,348**	**36,843,650**	**42,567,294**	**8,962,735**	**5,514,530**	**6,634,049**	**4,743,208**	**17,296,652**	**379,540,871**	**75.8**	**353,349,534**	**76.5**
Other receivables	15,533,829	20,563,019	5,061,145	4,895,421	264,921	318,940	109,240	78,402	517,784	47,342,701	9.5	36,755,470	8.0
Subtotal	**139,280,234**	**153,795,367**	**41,904,795**	**47,462,715**	**9,227,656**	**5,833,470**	**6,743,289**	**4,821,610**	**17,814,436**	**426,883,572**	**85.3**	**390,105,004**	**84.5**
Financial guarantees provided (3)	60,132,977	2,336,757	2,902,803	6,668,445	1,617,538	-	-	-	-	73,658,520	14.7	71,764,947	15.5
Total in 2019	**199,413,211**	**156,132,124**	**44,807,598**	**54,131,160**	**10,845,194**	**5,833,470**	**6,743,289**	**4,821,610**	**17,814,436**	**500,542,092**	**100.0**		
%	**39.7**	**31.2**	**9.0**	**10.8**	**2.2**	**1.2**	**1.3**	**1.0**	**3.6**	**100.0**			
Total in 2018	**183,912,744**	**131,523,175**	**47,957,217**	**52,137,360**	**12,740,354**	**7,855,911**	**4,959,163**	**3,126,271**	**17,657,756**			**461,869,951**	**100.0**
%	**39.8**	**28.5**	**10.4**	**11.3**	**2.7**	**1.7**	**1.1**	**0.7**	**3.8**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of loan operations by risk level and delay situation

I) Levels of risk

	On June 30 - R$ thousand												
	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	-	-	**2,049,266**	**3,033,102**	**1,935,784**	**1,384,963**	**1,119,487**	**1,325,408**	**4,579,794**	**15,427,804**	**100.0**	**15,348,619**	**100.0**
1 to 30	-	-	183,622	213,300	114,718	83,767	61,324	58,102	236,484	951,317	6.2	911,306	5.9
31 to 60	-	-	128,760	158,662	89,417	69,221	52,028	46,304	191,140	735,532	4.8	778,958	5.1
61 to 90	-	-	112,411	130,858	85,975	64,441	49,582	43,365	184,365	670,997	4.3	688,265	4.5
91 to 180	-	-	208,405	325,648	238,370	183,350	137,211	122,062	502,618	1,717,664	11.1	1,736,798	11.3
181 to 360	-	-	296,945	472,855	378,339	271,246	211,290	202,522	783,258	2,616,455	17.0	2,880,831	18.8
More than 360	-	-	1,119,123	1,731,779	1,028,965	712,938	608,052	853,053	2,681,929	8,735,839	56.6	8,352,461	54.4
Past-due installments (2)	-	-	**472,937**	**1,036,638**	**987,977**	**842,850**	**986,570**	**902,259**	**5,526,107**	**10,755,338**	**100.0**	**12,327,171**	**100.0**
1 to 14	-	-	11,789	62,582	44,731	59,118	17,089	32,979	227,338	455,626	4.2	1,208,258	9.8
15 to 30	-	-	442,874	226,238	85,649	55,205	33,501	23,447	123,805	990,719	9.2	1,010,765	8.2
31 to 60	-	-	18,274	728,252	215,961	118,249	73,308	104,765	391,427	1,650,236	15.3	1,689,038	13.7
61 to 90	-	-	-	15,413	618,269	131,571	178,280	64,833	543,745	1,552,111	14.5	1,213,384	9.8
91 to 180	-	-	-	4,153	23,367	468,612	661,536	655,032	834,071	2,646,771	24.6	3,188,556	25.9
181 to 360	-	-	-	-	-	10,095	22,856	21,203	3,377,555	3,431,709	31.9	3,932,110	31.9
More than 360	-	-	-	-	-	-	-	-	28,166	28,166	0.3	85,060	0.7
Subtotal	-	-	**2,522,203**	**4,069,740**	**2,923,761**	**2,227,813**	**2,106,057**	**2,227,667**	**10,105,901**	**26,183,142**		**27,675,790**	
Specific provision	-	-	25,222	122,092	292,376	668,344	1,053,029	1,559,366	10,105,901	13,826,330		15,378,448	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand												
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	**138,817,576**	**153,092,249**	**39,256,368**	**43,131,753**	**6,215,629**	**3,570,324**	**4,450,318**	**2,215,997**	**7,670,175**	**398,420,389**	**99.4**	**361,167,205**	**99.7**
1 to 30	12,539,654	22,092,542	5,276,653	7,887,372	632,996	264,539	1,535,580	467,306	787,916	51,484,558	12.8	48,300,723	13.4
31 to 60	8,712,875	11,657,825	3,149,519	4,061,459	213,115	394,005	165,943	74,453	256,421	28,685,615	7.2	24,125,827	6.7
61 to 90	5,255,264	8,977,557	2,509,291	3,115,825	173,788	106,770	60,835	60,169	158,524	20,418,023	5.1	19,946,969	5.5
91 to 180	16,643,699	19,216,171	6,048,242	6,605,213	882,726	292,847	718,355	543,835	421,402	51,372,490	12.8	41,327,397	11.4
181 to 360	18,460,747	23,346,204	6,033,928	6,243,834	579,204	384,892	176,732	162,208	668,834	56,056,583	14.0	53,087,372	14.6
More than 360	77,205,337	67,801,950	16,238,735	15,218,050	3,733,800	2,127,271	1,792,873	908,026	5,377,078	190,403,120	47.5	174,378,917	48.1
Past due up to 14 days	**462,658**	**703,118**	**126,224**	**261,222**	**88,266**	**35,333**	**186,914**	**377,946**	**38,360**	**2,280,041**	**0.6**	**1,262,009**	**0.3**
Subtotal	**139,280,234**	**153,795,367**	**39,382,592**	**43,392,975**	**6,303,895**	**3,605,657**	**4,637,232**	**2,593,943**	**7,708,535**	**400,700,430**	**100.0**	**362,429,214**	**100.0**
Generic provision	-	768,977	393,826	1,301,789	630,390	1,081,697	2,318,616	1,815,760	7,708,535	16,019,590		12,887,226	
Total in 2019	**139,280,234**	**153,795,367**	**41,904,795**	**47,462,715**	**9,227,656**	**5,833,470**	**6,743,289**	**4,821,610**	**17,814,436**	**426,883,572**			
Existing provision	-	865,901	457,246	1,560,442	1,424,771	4,177,327	5,739,863	4,689,380	17,814,436	36,729,366			
Minimum required provision	-	768,977	419,048	1,423,881	922,766	1,750,041	3,371,645	3,375,126	17,814,436	29,845,920			
Excess provision	-	96,924	38,198	136,561	502,005	2,427,286	2,368,218	1,314,254	-	6,883,446			
Total in 2018	**125,325,632**	**129,246,490**	**45,129,038**	**45,640,344**	**11,164,399**	**7,855,911**	**4,959,163**	**3,126,271**	**17,657,756**			**390,105,004**	
Existing provision	-	729,562	486,564	1,510,055	1,673,601	5,242,726	4,821,206	3,031,175	17,657,756			35,152,645	
Minimum required provision	-	646,232	451,291	1,369,210	1,116,440	2,356,774	2,479,582	2,188,389	17,657,756			28,265,674	
Excess provision	-	83,330	35,273	140,845	557,161	2,885,952	2,341,624	842,786	-			6,886,971	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Operations

Exposure	On June 30, 2019 - R$ thousand							
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	385,307,116	11,350,601	12,697,468	3,806,109	6,255,863	7,379,381	87,034	426,883,572

Notes to the Consolidated Financial Statements

d) Concentration of loans

	On June 30 - R$ thousand			
	2019	**% (1)**	**2018**	**% (1)**
Largest borrower	8,807,543	2.1	9,087,540	2.3
10 largest borrowers	36,596,261	8.6	33,697,877	8.6
20 largest borrowers	53,133,546	12.4	51,765,908	13.3
50 largest borrowers	78,317,888	18.3	73,806,142	18.9
100 largest borrowers	97,252,884	22.8	91,523,131	23.5

(1) Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On June 30 - R$ thousand			
	2019	**%**	**2018**	**%**
Public sector	**8,901,193**	**2.1**	**9,325,261**	**2.4**
Oil, derivatives and aggregate activities	8,807,543	2.1	9,087,540	2.3
Production and distribution of electricity	3,236	-	2,294	-
Other industries	90,414	-	235,427	0.1
Private sector	**417,982,379**	**97.9**	**380,779,743**	**97.6**
Companies	**209,806,705**	**49.1**	**199,728,582**	**51.2**
Real estate and construction activities	24,936,208	5.8	28,087,651	7.2
Retail	31,037,908	7.3	26,948,921	6.9
Services	20,809,272	4.9	19,300,153	4.9
Transportation and concession	18,637,934	4.4	15,966,918	4.1
Automotive	13,242,272	3.1	12,016,051	3.1
Food products	10,925,921	2.6	12,394,433	3.2
Wholesale	11,293,905	2.6	9,916,910	2.5
Production and distribution of electricity	4,126,088	1.0	6,004,914	1.5
Iron and steel industry	9,347,452	2.2	7,639,265	2.0
Sugar and alcohol	7,240,162	1.7	7,564,020	1.9
Holding	4,050,368	0.9	3,835,191	1.0
Capital goods	3,052,874	0.7	2,740,303	0.7
Pulp and paper	3,116,991	0.7	3,046,627	0.8
Chemical	3,828,285	0.9	3,823,138	1.0
Cooperative	2,433,611	0.6	3,831,002	1.0
Financial	2,475,909	0.6	2,364,089	0.6
Leisure and tourism	3,293,501	0.8	2,824,784	0.7
Textiles	2,171,067	0.5	1,961,281	0.5
Agriculture	1,871,193	0.4	1,994,657	0.5
Oil, derivatives and aggregate activities	2,042,435	0.5	1,820,208	0.5
Other industries	29,873,349	7.0	25,648,066	6.6
Individuals	**208,175,674**	**48.8**	**181,051,161**	**46.4**
Total	**426,883,572**	**100.0**	**390,105,004**	**100.0**

Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand							
	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	139,280,234	139,280,234	32.6	32.6	32.1
A	-	-	-	153,795,367	153,795,367	36.0	68.6	65.2
B	472,937	2,049,266	2,522,203	39,382,592	41,904,795	9.8	78.4	76.8
C	1,036,638	3,033,102	4,069,740	43,392,975	47,462,715	11.1	89.5	88.5
Subtotal	**1,509,575**	**5,082,368**	**6,591,943**	**375,851,168**	**382,443,111**	**89.5**		
D	987,977	1,935,784	2,923,761	6,303,895	9,227,656	2.2	91.7	91.4
E	842,850	1,384,963	2,227,813	3,605,657	5,833,470	1.4	93.1	93.4
F	986,570	1,119,487	2,106,057	4,637,232	6,743,289	1.6	94.7	94.7
G	902,259	1,325,408	2,227,667	2,593,943	4,821,610	1.1	95.8	95.5
H	5,526,107	4,579,794	10,105,901	7,708,535	17,814,436	4.2	100.0	100.0
Subtotal	**9,245,763**	**10,345,436**	**19,591,199**	**24,849,262**	**44,440,461**	**10.5**		
Total in 2019	**10,755,338**	**15,427,804**	**26,183,142**	**400,700,430**	**426,883,572**	**100.0**		
%	**2.5**	**3.6**	**6.1**	**93.9**	**100.0**			
Total in 2018	**12,327,171**	**15,348,619**	**27,675,790**	**362,429,214**	**390,105,004**			
%	**3.2**	**3.9**	**7.1**	**92.9**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

Notes to the Consolidated Financial Statements

On June 30 - R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	768,977	768,977	96,924	865,901	0.6	0.6
B	1.0	4,729	20,493	25,222	393,826	419,048	38,198	457,246	1.1	1.1
C	3.0	31,099	90,993	122,092	1,301,789	1,423,881	136,561	1,560,442	3.3	3.3
Subtotal		**35,828**	**111,486**	**147,314**	**2,464,592**	**2,611,906**	**271,683**	**2,883,589**	**0.8**	**0.8**
D	10.0	98,798	193,578	292,376	630,390	922,766	502,005	1,424,771	15.4	15.0
E	30.0	252,855	415,489	668,344	1,081,697	1,750,041	2,427,286	4,177,327	71.6	66.7
F	50.0	493,285	559,744	1,053,029	2,318,616	3,371,645	2,368,218	5,739,863	85.1	97.2
G	70.0	631,581	927,785	1,559,366	1,815,760	3,375,126	1,314,254	4,689,380	97.3	97.0
H	100.0	5,526,107	4,579,794	10,105,901	7,708,535	17,814,436	-	17,814,436	100.0	100.0
Subtotal		**7,002,626**	**6,676,390**	**13,679,016**	**13,554,998**	**27,234,014**	**6,611,763**	**33,845,777**	**76.2**	**72.4**
Total in 2019		**7,038,454**	**6,787,876**	**13,826,330**	**16,019,590**	**29,845,920**	**6,883,446**	**36,729,366**	**8.6**	
%		**19.2**	**18.5**	**37.7**	**43.6**	**81.3**	**18.7**	**100.0**		
Total in 2018		**7,936,769**	**7,441,679**	**15,378,448**	**12,887,226**	**28,265,674**	**6,886,971**	**35,152,645**		**9.0**
%		**22.5**	**21.2**	**43.7**	**36.7**	**80.4**	**19.6**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand	
	2019	**2018**
- **Specific provision (1)**	**14,039,739**	**16,828,454**
- **Generic provision (2)**	**14,061,801**	**12,699,936**
- **Excess provision (3)**	**6,881,309**	**6,895,477**
Opening balance on December 31	**34,982,849**	**36,423,867**
Accounting for allowance for loan losses (Note 9h)	10,563,031	8,928,778
Write-offs	(8,800,370)	(10,221,476)
Exchange variation	(16,144)	21,476
Closing balance on June 30	**36,729,366**	**35,152,645**
- **Specific provision (1)**	**13,826,330**	**15,378,448**
- **Generic provision (2)**	**16,019,590**	**12,887,226**
- **Excess provision (3)**	**6,883,446**	**6,886,971**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The excess provision is recognized based on Management's experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f).

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Amount recorded	10,563,031	8,928,778
Amount recovered (1) (2)	(4,611,330)	(3,081,988)
Allowance for Loan Losses expense net of amounts recovered	**5,951,701**	**5,846,790**

(1) Classified in income from loans (Note 9j); and
(2) In the first semester of 2019, there were credit granted for operations already written-off for losses, without the retention of risks and benefits in the amount of R$4,013,086 thousand (R$8,849,035 thousand in 2018), whose sale value was R$83,728 thousand (R$155,490 thousand in 2018).

Notes to the Consolidated Financial Statements

i) Changes in the renegotiated portfolio

	On June 30 - R$ thousand	
	2019	**2018**
Opening balance on December 31	**17,143,212**	**17,183,869**
Amount renegotiated	9,952,689	7,361,730
Amount received	(5,055,553)	(4,379,099)
Write-offs	(2,451,018)	(2,979,635)
Closing balance on June 30	**19,589,330**	**17,186,865**
Allowance for loan losses	15,277,634	13,338,338
Percentage on renegotiated portfolio	78.0%	77.6%

j) Income from loans and leases

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Discounted trade receivables and loans	23,506,810	22,233,630
Financing	8,079,630	7,687,919
Agricultural and agribusiness loans	739,424	944,575
Subtotal	**32,325,864**	**30,866,124**
Recovery of credits charged-off as losses	4,611,330	3,081,988
Subtotal	**36,937,194**	**33,948,112**
Leases, net of expenses	122,110	109,970
Total	**37,059,304**	**34,058,082**

10) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balances

	On June 30 - R$ thousand	
	2019	**2018**
Assets – other receivables		
Exchange purchases pending settlement	27,511,452	23,199,914
Foreign exchange and forward documents in foreign currencies	4,099	13,581
Exchange sale receivables	14,388,441	7,896,854
(-) Advances in domestic currency received	(510,731)	(380,749)
Income receivable on advances granted	309,022	213,019
Total	**41,702,283**	**30,942,619**
Liabilities – other liabilities		
Exchange sales pending settlement	14,483,668	8,400,162
Exchange purchase payables	27,500,318	20,874,410
(-) Advances on foreign exchange contracts	(16,048,673)	(13,126,739)
Other	2,050	3,321
Total	**25,937,363**	**16,151,154**
Net foreign exchange portfolio	**15,764,920**	**14,791,465**
Off-balance-sheet accounts:		
- Loans available for import	388,682	399,853
- Confirmed exports loans	125,920	82,791

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Foreign exchange income	**1,398,091**	**548,796**
Adjustments:		
- Income on foreign currency financing (1)	83,498	117,450
- Income on export financing (1)	872,431	795,112
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(857,756)	(339,639)
- Funding expenses (3)	(869,301)	(437,210)
- Other (4)	(22,862)	384,187
Total adjustments	**(793,990)**	**519,900**
Adjusted foreign exchange income	**604,101**	**1,068,696**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b) Sundry

	On June 30 - R$ thousand	
	2019	**2018**
Deferred tax assets (Note 33c)	55,921,038	57,031,670
Credit card operations	28,182,454	26,466,763
Debtors for escrow deposits	18,477,627	18,381,584
Trade and credit receivables	18,515,131	10,101,710
Prepaid taxes	13,223,309	11,971,106
Other debtors	2,700,989	4,240,722
Payments to be reimbursed	778,943	1,169,262
Receivables from sale of assets	175,826	211,910
Other	1,176,419	924,694
Total	**139,151,736**	**130,499,421**

Notes to the Consolidated Financial Statements

11) OTHER ASSETS

a) Foreclosed assets/other

	On June 30 - R$ thousand			
	Cost	Allowance for losses	Cost net of provision	
			2019	2018
Real estate	2,534,235	(1,552,370)	981,865	1,230,408
Vehicles and similar	568,694	(310,320)	258,374	266,633
Inventories/warehouse	13,899	-	13,899	20,850
Machinery and equipment	5,937	(3,477)	2,460	971
Other	11,597	(11,597)	-	1,214
Total in 2019	**3,134,362**	**(1,877,764)**	**1,256,598**	
Total in 2018	**2,957,154**	**(1,437,078)**		**1,520,076**

b) Prepaid expenses

	On June 30 - R$ thousand	
	2019	2018
Deferred insurance acquisition costs (1)	941,892	1,001,111
Commission on the placement of loans and financing (2)	611,478	462,456
Advertising and marketing expenses (3)	186,305	146,674
Other (4)	734,652	1,019,875
Total	**2,474,327**	**2,630,116**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12) INVESTMENTS

a) Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On June 30 - R$ thousand	
	2019	2018
- Cielo S.A.	4,053,540	4,353,993
- Elo Participações Ltda.	1,415,075	1,185,702
- Fleury S.A.	685,431	670,595
- IRB-Brasil Resseguros S.A.	568,989	511,188
- Swiss Re Corporate Solutions Brasil	337,558	458,254
- Aquarius Participações S.A. (1)	37,630	316,051
- Haitong Banco de Investimento do Brasil S.A.	103,503	102,958
- Others	475,009	397,398
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	**7,676,735**	**7,996,139**
- Tax incentives	95,540	234,717
- Other investments	142,573	169,243
Provision for:		
- Tax incentives	(51,445)	(207,933)
- Other investments	(32,379)	(46,802)
Total investments	**7,831,024**	**8,145,364**

(1) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

Companies	In the six month period ended June 30 - R$ thousand							
	Capital	Shareholders' equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN)			2019	2018
- Elo Participações Ltda. (2)	1,052,000	2,829,584	526,105	-	50.01%	308,274	154,168	141,067
- Aquarius Participações S.A. (3)	63,600	76,796	30,541	623	49.00%	10,712	5,249	52,421
- Haitong Banco de Investimento do Brasil S.A.	420,000	517,515	12,734	12,734	20.00%	16,520	3,304	(1,397)
- Others (4)							439,624	583,698
Share of profit (loss) of unconsolidated and jointly controlled companies							**602,345**	**775,789**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

	On June 30 - R$ thousand				
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation	
				2019	2018
Property and equipment:					
- Buildings	4%	2,380,166	(767,275)	1,612,891	1,546,068
- Land	-	829,920	-	829,920	899,779
Facilities, furniture and premises and equipment	10%	5,664,299	(2,760,730)	2,903,569	2,326,009
Security and communication systems	10%	356,262	(211,066)	145,196	137,196
Data processing systems	20 to 40%	8,865,737	(5,575,737)	3,290,000	2,595,369
Transportation systems	10 to 20%	100,400	(67,052)	33,348	34,312
Fixed Assets in course	-	101,223	-	101,223	53,835
Total in 2019		**18,298,007**	**(9,381,860)**	**8,916,147**	
Total in 2018		**16,399,946**	**(8,807,378)**		**7,592,568**

The fixed assets to shareholders' equity ratio is 34.4% when considering only the companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$6,728,140 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,715,776 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$5,012,364 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the first semester of 2019, goodwill was amortized totaling R$832,582 thousand (R$1,255,491 thousand in 2018) (Note 28).

b) Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand				
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				2019	2018
Acquisition of financial services rights	Contract	6,941,767	(2,412,712)	4,529,055	3,763,474
Software (2)	20%	11,284,389	(7,979,967)	3,304,422	3,512,927
Goodwill (3)	Up to 20%	11,973,465	(6,961,101)	5,012,364	6,096,125
Other	Contract	71,444	(40,486)	30,958	33,952
Total in 2019		**30,271,065**	**(17,394,266)**	**12,876,799**	
Total in 2018		**29,270,759**	**(15,864,281)**		**13,406,478**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$524,049 thousand, Odontoprev - R$21,193 thousand, Odonto System – R$191,778 thousand, Bradescard Mexico - R$14,816 thousand, Bradesco BBI - R$92,488 thousand, Kirton Bank - R$3,744,481 thousand, BBC Processadora - R$211,301 thousand and RCB Investimentos - R$206,195 thousand (value subject to change due to price adjustment).

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	On June 30 - R$ thousand			
	Opening balance (1)	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,795,136	374,864	(640,945)	4,529,055
Software	3,241,280	617,517	(554,375)	3,304,422
Goodwill – Future profitability	3,404,652	8,078	(504,241)	2,908,489
Goodwill – Based on intangible assets and other reasons	1,798,358	-	(322,621)	1,475,737
Goodwill – Difference in fair value of assets/liabilities	633,858	-	(5,720)	628,138
Other	22,067	11,511	(2,620)	30,958
Total in 2019	**13,895,351**	**1,011,970**	**(2,030,522)**	**12,876,799**
Total in 2018	**15,233,850**	**630,643**	**(2,458,015)**	**13,406,478**

(1) Opening balance on December 31, 2018.

Notes to the Consolidated Financial Statements

15) DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
• Demand deposits (1)	31,218,014	-	-	-	**31,218,014**	**31,216,803**
• Savings deposits (1)	108,497,430	-	-	-	**108,497,430**	**103,076,706**
• Interbank deposits	129,430	195,996	15,776	10,172	**351,374**	**1,645,901**
• Time deposits (2)	7,519,509	21,261,384	35,741,741	126,656,583	**191,179,217**	**163,204,846**
Total in 2019	**147,364,383**	**21,457,380**	**35,757,517**	**126,666,755**	**331,246,035**	
%	**44.5**	**6.5**	**10.8**	**38.2**	**100.0**	
Total in 2018	**147,576,147**	**13,841,555**	**13,366,679**	**124,359,875**		**299,144,256**
%	**49.3**	**4.6**	**4.5**	**41.6**		**100.0**

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b) Securities sold under agreements to repurchase

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	**107,598,407**	**2,622,158**	**21,740**	**1,226,976**	**111,469,281**	**126,537,090**
• Government securities	100,388,109	320,192	20,976	-	100,729,277	99,671,923
• Debentures	4,702,762	635,849	764	26,182	5,365,557	16,815,762
• Foreign	2,507,536	1,666,117	-	1,200,794	5,374,447	10,049,405
Third-party portfolio (1)	**76,876,883**	**233,269**	-	-	**77,110,152**	**69,197,812**
Unrestricted portfolio (1)	**3,615,051**	**254,102**	-	-	**3,869,153**	**6,926,518**
Total in 2019	**188,090,341**	**3,109,529**	**21,740**	**1,226,976**	**192,448,586**	
%	**97.8**	**1.6**	-	**0.6**	**100.0**	
Total in 2018	**185,825,486**	**10,733,261**	**3,768,231**	**2,334,442**		**202,661,420**
%	**91.6**	**5.3**	**1.9**	**1.2**		**100.0**

(1) Represented by government securities.

Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:						
- Financial bills	2,640,130	14,775,493	23,558,081	75,468,353	116,442,057	111,099,345
- Letters of credit for real estate	2,833,886	8,954,902	12,356,622	725,257	24,870,667	25,856,829
- Letters of credit for agribusiness	773,656	5,059,649	4,552,283	1,947,519	12,333,107	12,411,527
- Letters of credit property guaranteed (2)	-	-	-	4,970,214	4,970,214	-
Subtotal	**6,247,672**	**28,790,044**	**40,466,986**	**83,111,343**	**158,616,045**	**149,367,701**
Securities – Overseas:						
- Securitization of future flow of money orders received from overseas	12,563	391,888	665,350	1,346,278	2,416,079	2,265,314
- MTN Program Issues (1)	8,014	7,640	38,322	1,303,520	1,357,496	1,156,886
- Issuance costs	-	-	(145)	(17,289)	(17,434)	(19,593)
Subtotal	**20,577**	**399,528**	**703,527**	**2,632,509**	**3,756,141**	**3,402,607**
Structured Operations Certificates	**49,125**	**300,842**	**280,580**	**187,299**	**817,846**	**532,402**
Total in 2019	**6,317,374**	**29,490,414**	**41,451,093**	**85,931,151**	**163,190,032**	
%	**3.9**	**18.1**	**25.4**	**52.6**	**100.0**	
Total in 2018	**7,951,828**	**43,908,378**	**26,054,874**	**75,387,630**		**153,302,710**
%	**5.2**	**28.6**	**17.0**	**49.2**		**100.0**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$5,233,037 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 105.28% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 246 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 32 months, none due within 180 days, receivables corresponding to 0.46% of total assets and 44.44% of the properties' guarantee amount. The credit portfolio's guarantor assets are mostly rated AA and A (84.25% and 12.12% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, can be found at the Bradesco RI website.

Notes to the Consolidated Financial Statements

d) Movement of funds from issuance of securities

	R$ thousand	
	2019	2018
Opening balance on December 31	**147,720,730**	**135,011,308**
Issuance	45,920,175	51,327,057
Interest	4,786,530	4,561,679
Settlement and interest payments	(35,192,412)	(38,107,061)
Exchange variation	(44,991)	509,727
Closing balance on June 30	**163,190,032**	**153,302,710**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Savings deposits	2,376,793	2,300,039
Time deposits	3,904,240	2,530,805
Securities sold under agreements to repurchase	6,113,814	7,966,325
Funds from issuance of securities	4,786,530	4,561,679
Subordinated debts (Note 18)	1,929,107	1,737,414
Other funding expenses	284,237	365,976
Subtotal	**19,394,721**	**19,462,238**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**9,024,455**	**5,702,616**
Total	**28,419,176**	**25,164,854**

16) BORROWING AND ON-LENDING

a) Borrowing

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Overseas	**8,448,095**	**12,093,118**	**8,980,274**	**1,785,949**	**31,307,436**	**25,333,631**
Total in 2019	**8,448,095**	**12,093,118**	**8,980,274**	**1,785,949**	**31,307,436**	
%	**27.0**	**38.6**	**28.7**	**5.7**	**100.0**	
Total in 2018	**4,310,302**	**9,131,226**	**11,236,271**	**655,832**		**25,333,631**
%	**17.0**	**36.0**	**44.4**	**2.6**		**100.0**

b) On-lending

	On June 30 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
In Brazil	**843,512**	**3,128,337**	**3,105,478**	**16,744,742**	**23,822,069**	**26,034,018**
- FINAME	436,304	2,170,440	2,002,188	8,713,935	13,322,867	15,157,386
- BNDES	407,081	957,897	999,995	8,030,807	10,395,780	10,836,882
- National Treasury	-	-	101,976	-	101,976	38,238
- Other institutions	127	-	1,319	-	1,446	1,512
Total in 2019	**843,512**	**3,128,337**	**3,105,478**	**16,744,742**	**23,822,069**	
%	**3.5**	**13.1**	**13.0**	**70.4**	**100.0**	
Total in 2018	**944,581**	**3,569,356**	**3,375,295**	**18,144,786**		**26,034,018**
%	**3.6**	**13.7**	**13.0**	**69.7**		**100.0**

Notes to the Consolidated Financial Statements

c) Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Borrowing:		
- In Brazil	9,326	99,704
- Overseas	(42,096)	8,336,399
- Exchange variation from assets and liabilities overseas	390,717	(4,011,644)
Subtotal borrowing	**357,947**	**4,424,459**
On-lending in Brazil:		
- BNDES	391,563	444,164
- FINAME	399,799	391,407
- National Treasury	2,560	1,714
- Other institutions	2	2
On-lending overseas:		
- Payables to foreign bankers (Note 10a)	857,756	339,639
Subtotal on-lending	**1,651,680**	**1,176,926**
Total	**2,009,627**	**5,601,385**

17) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by former Bradesco employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization's financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$2,588,619 thousand (R$2,539,566 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

Notes to the Consolidated Financial Statements

- Pension Contributions – R$1,767,884 thousand (R$1,524,434 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,259,747 thousand (R$1,642,162 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$617,106 thousand: assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$481,734 thousand (R$665,685 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$425,405 thousand (R$409,269 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On June 30 - R$ thousand	
	2019	**2018**
Labor claims	5,986,339	5,989,460
Civil claims	5,841,392	5,443,371
Provision for tax risks	8,167,416	7,803,196
Total (Note 19b)	**19,995,147**	**19,236,027**

V - Changes in provisions

	R$ thousand		
	2019		
	Labor	**Civil**	**Tax (1)**
Balance on December 31, 2018	**5,983,603**	**5,614,362**	**8,204,206**
Adjustment for inflation	351,557	266,958	190,907
Provisions, net of (reversals and write-offs) (1)	699,274	770,925	(219,372)
Payments	(1,048,095)	(810,853)	(8,325)
Balance on June 30, 2019	**5,986,339**	**5,841,392**	**8,167,416**

(1) Includes reversal of IR and CS on losses on receivables in the amount of R$230,852 thousand.

Notes to the Consolidated Financial Statements

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2019, R$8,296,273 thousand (R$8,132,418 thousand in 2018) for civil claims and R$25,773,215 thousand (R$23,127,244 thousand in 2018) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL – 2006 to 2013 – R$6,961,142 thousand (R$6,503,228 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – R$5,096,530 thousand (R$4,986,645 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,546,759 thousand (R$2,441,982 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- IRPJ and CSLL deficiency note – 2012 and 2013 – R$1,728,021 thousand (R$1,649,533 thousand in 2018): due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

- PIS and COFINS notifications and disallowances of compensations – R$1,465,000 thousand (R$1,416,045 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,217,604 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- IRPJ and CSLL deficiency note – 2000 to 2013 – R$1,058,531 thousand (R$1,988,992 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – R$908,181 thousand (R$575,842 thousand in 2018): relating to disallowance of expenses with credit losses; and

- IRPJ and CSLL deficiency note – 2008 and 2009 – R$599,028 thousand (R$498,977 thousand in 2018): relating to profit of subsidiaries based overseas.

Notes to the Consolidated Financial Statements

d) Other matters

On May 31, 2016, three members of Bradesco's Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called Operation Zelotes or "*Operação Zelotes*", which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers, and a former member of the Board of Directors, which was received by the Federal District Judiciary Section's 10th Federal Court Judge. Currently, only two ex-members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. Based on the allegation that investors who purchased preferred American Depositary Shares ("ADS") of Bradesco between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS of Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, which was submitted to the Court and, after meeting the conditions established therein, they subjected it to the final judicial approval. The Agreement provisions the payment of US$14.5 million by Bradesco, to terminate the Class Action and claims from investors that acquired the ADS of Bradesco in the period from August 8, 2014 to July 27, 2016, with the exception of those who requested their exclusion from this Agreement. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of *Operação Zelotes*, Bradesco was summoned by the *Corregedoria Geral do Ministério da Fazenda* for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

Notes to the Consolidated Financial Statements

18) SUBORDINATED DEBT

a) Composition by maturity

	On June 30 - R$ thousand			
	Original term in years	Nominal amount	2019	2018
In Brazil:				
Subordinated CDB:				
2019	10	20,000	74,304	66,261
Financial bills:				
2018 (1)	6	-	-	483,418
2019 (2)	6	-	-	37,751
2018 (1)	7	-	-	187,130
2019	7	3,117,874	3,398,887	3,463,740
2020	7	1,700	3,193	2,931
2022	7	4,305,011	6,223,972	5,800,914
2023	7	1,359,452	1,895,980	1,763,720
2024	7	67,450	84,170	77,227
2025 (3)	7	5,425,906	5,766,480	-
2019	8	12,245	32,407	29,959
2020	8	28,556	62,133	56,876
2021	8	1,236	2,292	2,114
2023	8	1,706,846	2,569,320	2,363,547
2024	8	136,695	179,824	165,864
2025	8	6,193,653	6,434,445	6,421,420
2026 (3)	8	870,300	924,457	-
2021	9	7,000	14,545	13,589
2024	9	4,924	7,902	7,011
2025	9	400,944	508,787	473,998
2027 (3)	9	144,900	154,813	-
2021	10	19,200	47,467	42,770
2022	10	54,143	113,821	104,104
2023	10	688,064	1,192,896	1,108,844
2025	10	284,137	485,468	421,900
2026	10	361,196	502,977	458,892
2027	10	258,743	308,323	284,868
2028 (3)	10	248,300	270,743	-
2026	11	3,400	4,696	4,332
2027	11	47,046	60,626	56,136
2028	11	74,764	88,384	80,684
Perpetual (3)		9,201,200	9,605,051	5,204,706
Subtotal in Brazil			**41,018,363**	**29,184,706**
Overseas:				
2019	10	1,333,575	2,923,729	2,941,734
2021	11	2,766,650	6,291,835	6,327,013
2022	11	1,886,720	4,290,817	4,315,207
Issuance costs on funding			(6,643)	(12,205)
Subtotal overseas			**13,499,738**	**13,571,749**
Total (4) (5)			**54,518,101**	**42,756,455**

(1) Subordinated debt transactions that matured in 2018;
(2) Subordinated debt transactions that mature in the first semester of 2019;
(3) Issues of financial letters subordinate were recognized under the heading "Eligible Debt Capital Instruments";
(4) It includes the amount of R$36,076,417 thousand (R$23,585,220 thousand in 2018), referring to subordinated debts recognized in "Eligible Debt Capital Instruments"; and
(5) The information on results is presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2019	2018
Opening balance on December 31	**53,643,444**	**50,179,401**
Interest	1,929,107	1,737,414
Settlement and interest payments	(907,142)	(11,087,550)
Exchange variation/Others	(147,308)	1,927,190
Closing balance on June 30	**54,518,101**	**42,756,455**

19) OTHER LIABILITIES

a) Tax and social security

	On June 30 - R$ thousand	
	2019	2018
Provision for deferred income tax (Note 33e)	7,127,113	3,643,429
Taxes and contributions on profit payable	2,582,018	1,985,118
Taxes and contributions payable	1,665,719	1,081,979
Total	**11,374,850**	**6,710,526**

b) Sundry

	On June 30 - R$ thousand	
	2019	2018
Credit card operations	3,423,469	4,206,497
Civil, tax and labor provisions (Note 17b)	19,995,147	19,236,027
Loan assignment obligations	6,741,282	7,886,502
Provision for payments	8,102,212	7,971,708
Sundry creditors	4,745,599	4,463,208
Liabilities for acquisition of assets and rights	2,133,960	1,242,623
Obligations by quotas of investment funds	928,989	1,701,450
Other (1)	5,311,647	5,122,803
Total	**51,382,305**	**51,830,818**

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On June 30 - R$ thousand			
	2019		2018	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	39,941,423	(233,735)	37,551,059	(282,664)
Bank sureties	32,831,335	(381,428)	33,162,821	(437,907)
Others	885,762	(14,854)	1,051,067	(46,242)
Total	**73,658,520**	**(630,017)**	**71,764,947**	**(766,813)**

Notes to the Consolidated Financial Statements

20) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a) Technical provisions by account

	On June 30 - R$ thousand							
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Current and long-term liabilities								
Mathematical reserve for unvested benefits	1,444,434	1,198,482	223,057,181	211,444,914	-	-	**224,501,615**	**212,643,396**
Mathematical reserve for vested benefits	396,850	329,439	8,756,808	8,326,312	-	-	**9,153,658**	**8,655,751**
Mathematical reserve for capitalization bonds	-	-	-	-	7,469,454	6,856,355	**7,469,454**	**6,856,355**
Reserve for claims incurred but not reported (IBNR)	3,558,345	3,452,578	883,695	941,359	-	-	**4,442,040**	**4,393,937**
Unearned premium reserve (3)	4,328,673	4,189,858	793,477	654,177	-	-	**5,122,150**	**4,844,035**
Complementary reserve for coverage (4)	-	-	-	523,189	-	-	-	**523,189**
Reserve for unsettled claims	4,565,382	4,430,673	1,407,065	1,354,698	-	-	**5,972,447**	**5,785,371**
Reserve for financial surplus	-	-	584,678	542,545	-	-	**584,678**	**542,545**
Reserve for draws and redemptions	-	-	-	-	984,122	922,948	**984,122**	**922,948**
Other reserves	2,021,365	2,189,743	4,905,391	4,620,498	84,107	93,371	**7,010,863**	**6,903,612**
Total technical provisions	**16,315,049**	**15,790,773**	**240,388,295**	**228,407,692**	**8,537,683**	**7,872,674**	**265,241,027**	**252,071,139**

Notes to the Consolidated Financial Statements

b) Guarantees for technical provisions

	On June 30 - R$ thousand							
	Insurance		Life and pension plans		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Total technical provisions	**16,315,049**	**15,790,773**	**240,388,295**	**228,407,692**	**8,537,683**	**7,872,674**	**265,241,027**	**252,071,139**
(-) Commercialization surcharge – extended warranty	(27,792)	(93,896)	-	-	-	-	**(27,792)**	**(93,896)**
(-) Portion corresponding to contracted reinsurance	(113,507)	(170,986)	(9,801)	(14,561)	-	-	**(123,308)**	**(185,547)**
(-) Receivables	(1,057,366)	(965,525)	-	-	-	-	**(1,057,366)**	**(965,525)**
(-) Unearned premium reserve – Health and dental insurance (5)	(1,437,740)	(1,311,828)	-	-	-	-	**(1,437,740)**	**(1,311,828)**
(-) Reserves from DPVAT agreements	(598,088)	(597,179)	-	-	-	-	**(598,088)**	**(597,179)**
To be insured	**13,080,556**	**12,651,359**	**240,378,494**	**228,393,131**	**8,537,683**	**7,872,674**	**261,996,733**	**248,917,164**
Investment fund quotas (VGBL and PGBL)	-	-	202,519,802	193,621,436	-	-	**202,519,802**	**193,621,436**
Investment fund quotas (excluding VGBL and PGBL)	5,880,621	5,616,880	26,959,225	21,095,458	1,359,172	1,039,066	**34,199,018**	**27,751,404**
Government securities	10,065,777	9,775,223	22,800,909	19,397,829	7,488,140	7,655,008	**40,354,826**	**36,828,060**
Shares	1,213	2,637	-	1,028,109	-	-	**1,213**	**1,030,746**
Private securities	15,859	14,901	138,010	152,994	31,238	37,921	**185,107**	**205,816**
Total technical provision guarantees	**15,963,470**	**15,409,641**	**252,417,946**	**235,295,826**	**8,878,550**	**8,731,995**	**277,259,966**	**259,437,462**

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Reserve for Related Expenses of R$83,603 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,247,273 thousand, "Reserve for related expenses" of R$618,905 thousand and "Other technical provisions" of R$2,007,136 thousand;

(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$155,292 thousand;

(4) The result of the liability adequacy test, performed as of June 30, 2019, presented a total insufficiency of R$2,161,450 thousand which, in compliance with SUSEP Circular 517/15 and its amendments, was fully offset by portion corresponding to the difference between the market value and the book value of securities linked as collateral for technical provisions classified in the held-to-maturity category; and

(5) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

c) Insurance, pension plan contribution and capitalization bond retained premiums

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Written premiums	20,437,047	19,022,785
Pension plan contributions (including VGBL)	13,393,491	13,994,030
Capitalization bond income	3,119,574	3,095,466
Granted coinsurance premiums	(22,564)	(24,608)
Refunded premiums	(43,151)	(294,853)
Net written premiums earned	**36,884,397**	**35,792,820**
Reinsurance premiums paid	(44,513)	(37,101)
Insurance, pension plan and capitalization bond retained premiums	**36,839,884**	**35,755,719**

21) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand	
	2019	**2018**
Banco Bradesco BBI S.A.	5,309	4,992
Other (1)	675,250	596,254
Total	**680,559**	**601,246**

(1) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

22) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30	
	2019	**2018**
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	**8,063,829,714**	**6,719,858,095**
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	**8,032,297,167**	**6,693,580,972**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	**3,354,393,420**	**3,339,187,552**	**6,693,580,972**
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at June 30, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Special Shareholders' Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

Notes to the Consolidated Financial Statements

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on shareholders' equity, related to the first semester of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019

Interest on shareholders' equity/dividends for the period ended on June 30, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	11,862,521	
(-) Legal reserve	593,126	
Adjusted calculation basis	**11,269,395**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	3,934,104	
Withholding income tax on interest on shareholders' equity	(590,115)	
Interest on shareholders' equity (net)	**3,343,989**	
Supplementary dividends provisioned	205,871	
Interest on shareholders' equity (net) and dividends accumulated on June 30, 2019	**3,549,860**	**31.50**
Interest on shareholders' equity (net) accumulated on June 30, 2018	**3,030,315**	**35.46**

(1) Percentage of interest on shareholders' equity/dividends after adjustments.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.103499	0.113849	694,268	104,140	590,128
Intermediary interest on shareholders' equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders´ equity paid	0.236045	0.259650	1,658,808	248,821	1,409,987
Total accrued on June 30, 2018	**0.512010**	**0.563211**	**3,565,076**	**534,761**	**3,030,315**
Monthly interest on shareholders' equity paid	0.103499	0.113849	800,062	120,009	680,053
Intermediary interest paid on shareholders' equity (1)	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders' equity provisioned	0.199104	0.219014	1,679,042	251,856	1,427,186
Supplementary dividends provisioned	0.024413	0.026854	205,871	-	205,871
Total accrued on June 30, 2019	**0.499552**	**0.549507**	**4,139,975**	**590,115**	**3,549,860**

(1) Payments on July 15, 2019.

d) Treasury shares

Bradesco acquired a total of 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$440,514 thousand until June 30, 2019 which all remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$33.45 per common share and R$37.74 per preferred share on June 30, 2019.

Notes to the Consolidated Financial Statements

23) FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Credit card income	3,633,920	3,377,417
Checking account	3,780,477	3,510,191
Loans	1,466,289	1,525,364
Collections	967,652	1,005,424
Consortium management	910,713	794,656
Asset management	752,095	788,057
Underwriting/ Financial Advisory Services	391,053	409,604
Custody and brokerage services	529,761	417,293
Payments	235,800	224,047
Other	381,917	312,788
Total	**13,049,677**	**12,364,841**

24) PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Salaries	4,724,248	4,158,316
Benefits	2,295,239	2,140,232
Social security charges	1,592,842	1,436,459
Employee profit sharing	900,419	753,888
Provision for labor claims	699,274	793,541
Training	82,256	58,582
Total	**10,294,278**	**9,341,018**

25) OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2019	2018
Outsourced services	2,348,177	2,323,747
Depreciation and amortization	1,411,851	1,376,992
Data processing	1,026,881	1,141,149
Communication	784,413	779,921
Asset maintenance	585,448	554,886
Rental	610,731	568,074
Financial system services	538,091	470,345
Advertising and marketing	519,265	474,422
Security and surveillance	368,914	383,676
Transport	374,064	372,026
Water, electricity and gas	233,755	204,639
Supplies	89,012	112,170
Travel	125,163	136,248
Other	579,409	487,819
Total	**9,595,174**	**9,386,114**

Notes to the Consolidated Financial Statements

26) TAX EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Contribution for Social Security Financing (COFINS)	2,079,983	1,440,232
Social Integration Program (PIS) contribution	338,765	239,697
Tax on Services (ISSQN)	628,945	486,633
Municipal Real Estate Tax (IPTU) expenses	86,913	79,077
Other	184,502	172,889
Total	**3,319,108**	**2,418,528**

27) OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Other interest income	1,001,638	1,054,504
Reversal of other operating provisions	965,701	986,821
Revenues from recovery of charges and expenses	204,137	156,535
Other	1,220,918	1,279,081
Total	**3,392,394**	**3,476,941**

28) OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Other finance costs	907,772	820,467
Sundry losses	194,377	157,879
Discount granted	609,234	707,330
Commissions on loans and financing	306,435	304,161
Intangible assets amortization - payroll	640,945	538,539
Goodwill amortization (Note 14a)	832,582	1,255,491
Card marketing expenses	1,589,051	1,787,746
Expenses with civil, tax and other contingencies	849,121	572,432
Other	4,131,470	2,778,636
Total	**10,060,987**	**8,922,681**

29) NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Gain/loss on sale and write-off of assets and investments	(143,655)	(305,815)
Recording/reversal of non-operating provisions (1)	(184,194)	(57,162)
Other	36,852	34,431
Total	**(290,997)**	**(328,546)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

30) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On June 30 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Assets								
Interbank investments	-	-	556,586	449,430	-	-	556,586	449,430
Securities and derivative financial instruments	14,550	16,297	22,483	-	-	-	37,033	16,297
Loans, other receivables and assets	9	48	1,114,518	369,797	61,532	-	1,176,059	369,845
Liabilities								
Demand deposits/Savings accounts	15	25	17,778	12,021	18,535	14,983	36,328	27,029
Time deposits	1,734,029	956,146	756,652	914,189	113,488	197,858	2,604,169	2,068,193
Securities sold under agreements to repurchase	1,350,015	1,503,897	80,904	27,551	353	5,494	1,431,272	1,536,942
Funds from issuance of securities and subordinated debts	9,893,865	9,088,304	-	-	909,049	824,270	10,802,914	9,912,574
Derivative financial instruments	1,690	2,649	61	-	-	-	1,751	2,649
Interest on own capital and dividends payable	1,092,120	942,964	-	-	-	-	1,092,120	942,964
Other liabilities	-	-	10,569,055	9,715,317	21,532	-	10,590,587	9,715,317

	In the six month period ended June 30 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	390	12,822	25,785	19,208	-	-	26,175	32,030
Financial intermediation expenses	(426,119)	(381,028)	(29,636)	(8,431)	(28,997)	(28,474)	(484,752)	(417,933)
Income from services provided	54	48	216,446	158,271	188	-	216,688	158,319
Other expenses net of other operating revenues	(26,168)	25,449	(901,588)	(1,226,324)	(123,565)	(42,431)	(1,051,321)	(1,243,306)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$859,469 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$482,672 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Remuneration and Social Security Contribution to the INSS	431,540	216,332
Total	**431,540**	**216,332**

Post-employment benefits

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Defined contribution supplementary pension plans	244,798	234,843
Total	**244,798**	**234,843**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30	
	2019	**2018**
• Common shares	0.55%	0.55%
• Preferred shares	1.05%	1.09%
• Total shares (1)	0.80%	0.82%

(1) On June 30, 2019, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.55% of common shares, 1.09% of preferred shares and 1.82% of all shares (2.38% of common shares, 1.12% of preferred shares and 1.75% of all shares in 2018).

Notes to the Consolidated Financial Statements

31) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Board of Directors and the Executive Board in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand	
	Prudential Conglomerate	
	2019	2018
Tier I capital	**105,448,122**	**74,793,447**
Common equity	95,843,071	69,588,741
Shareholders' equity	133,636,476	113,038,723
Non-controlling interest / Other	162,698	108,510
Prudential adjustments	(37,956,103)	(43,558,492)
Additional capital (1)	9,605,051	5,204,706
Tier II capital	**25,359,445**	**22,991,523**
Subordinated debts (Resolution No. 4,192/13)	22,363,379	16,594,492
Subordinated debts (previous to CMN Resolution No. 4,192/13)	2,996,066	6,397,031
Reference Equity (a)	**130,807,567**	**97,784,970**
- Credit risk	632,614,591	588,341,324
- Market risk	11,667,602	16,070,748
- Operational risk	57,494,077	53,509,834
Risk-weighted assets – RWA (b)	**701,776,270**	**657,921,906**
Basel ratio (a/b)	**18.6%**	**14.9%**
Tier I capital	**15.0%**	**11.4%**
- Principal capital	13.7%	10.6%
- Additional capital	1.4%	0.8%
Tier II capital	**3.6%**	**3.5%**

(1) Authorization of subordinated debts to compose Tier I in the amount of R$4,179,700 thousand (R$1,737,700 thousand in December 2018 and in R$2,442,000 thousand in January 2019).

Notes to the Consolidated Financial Statements

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR): by the Delta-Normal methodology, with a 99% confidence level, and 10-day horizon. For the option, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails;
- Stress: quantifies the negative impact of extreme events, based on historical and prospective scenarios;
- Results Management;
- Financial Exposure/ Concentration; and
- Sensitivity analysis.

Banking Portfolio: composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Interest Rate Risk – EVE (Economic Value of Equity); and
- Sensitivity analysis.

The Market Risk unit provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors. The reports are realized according to system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits. Thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

In addition to daily reports, every fortnight the positions of the Trading Portfolio are discussed in the Treasury Executive Committee and the positions of the Banking Portfolio and liquidity reports are handled by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by the Integrated Risk Management and Capital Allocation Committee and submitted for approval by the Board of Directors, being reviewed at least once a year.

In case of any risk limit breach monitored by the Integrated Risk Control Department – DCIR, the head of the business unit in charge is informed of the limit usage and, in a timely manner, Integrated Risk Management and Capital Allocation Committee is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

Notes to the Consolidated Financial Statements

Below is the 1-day VaR:

Risk factors	On June 30 - R$ thousand	
	2019	**2018**
Fixed rates	9,979	34,814
IGPM/IPCA	1,861	776
Exchange coupon	122	104
Foreign currency	5,056	327
Equities	1,381	312
Sovereign/Eurobonds and Treasuries	2,060	3,119
Other	2,001	8,729
Correlation/diversification effect	(4,571)	(3,520)
VaR (Value at Risk)	**17,890**	**44,661**

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.84 a scenario of R$3.87 was used, while for a 1-year fixed interest rate of 5.86%, a 5.87% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.84 a scenario of R$4.79 was used, while for a 1-year fixed interest rate of 5.86%, a 7.33% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.84 a scenario of R$5.75 was used, while for a 1-year fixed interest rate of 5.86%, a 8.79% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On June 30 - R$ thousand					
		Trading Portfolio (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(525)	(77,332)	(151,957)	(1,061)	(187,874)	(368,222)
Price indexes	Exposure subject to variations in price index coupon rates	(111)	(8,500)	(16,491)	(38)	(5,800)	(10,934)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(7)	(428)	(849)	(6)	(559)	(1,104)
Foreign currency	Exposure subject to exchange rate variations	(2,403)	(60,076)	(120,152)	(126)	(3,152)	(6,304)
Equities	Exposure subject to variation in stock prices	(319)	(7,964)	(15,927)	(82)	(2,058)	(4,115)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(262)	(25,910)	(50,349)	(391)	(39,021)	(75,665)
Other	Exposure not classified in other definitions	-	(6)	(13)	-	(15)	(30)
Total excluding correlation of risk factors		**(3,627)**	**(180,216)**	**(355,738)**	**(1,704)**	**(238,479)**	**(466,374)**
Total including correlation of risk factors		**(1,924)**	**(71,310)**	**(140,000)**	**(1,187)**	**(202,129)**	**(396,022)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On June 30 - R$ thousand					
		Trading and Banking Portfolios (1)					
		2019			**2018**		
		Scenarios			**Scenarios**		
		1	**2**	**3**	**1**	**2**	**3**
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(26,789)	(4,081,310)	(7,933,527)	(9,888)	(3,391,317)	(6,548,730)
Price indexes	Exposure subject to variations in price index coupon rates	(11,981)	(1,007,127)	(1,825,753)	(6,882)	(875,589)	(1,521,577)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,376)	(89,368)	(173,235)	(1,059)	(121,925)	(230,361)
Foreign currency	Exposure subject to exchange rate variations	(2,762)	(72,891)	(145,781)	(2,158)	(53,877)	(107,754)
Equities	Exposure subject to variation in stock prices	(23,159)	(578,974)	(1,157,948)	(15,206)	(380,140)	(760,280)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,459)	(66,189)	(128,816)	(3,619)	(150,202)	(294,581)
Other	Exposure not classified in other definitions	(995)	(24,883)	(49,766)	(1,203)	(30,070)	(60,139)
Total excluding correlation of risk factors		**(68,521)**	**(5,920,742)**	**(11,414,826)**	**(40,015)**	**(5,003,120)**	**(9,523,422)**
Total including correlation of risk factors		**(51,669)**	**(5,061,727)**	**(9,790,745)**	**(26,088)**	**(4,060,049)**	**(7,803,724)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the first semester of 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On June 30 - R$ thousand			
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets				
Current and long-term assets	**1,316,267,744**	**1,229,266,383**	**87,001,361**	**92,216,720**
Cash and due from banks	15,162,155	11,329,264	3,832,891	5,018,355
Interbank investments	106,706,117	104,208,760	2,497,357	2,634,024
Securities and derivative financial instruments	586,499,364	564,202,854	22,296,510	23,416,131
Interbank and interdepartmental accounts	87,275,384	87,275,384	-	-
Loans and leases	328,713,174	299,027,940	29,685,234	36,189,568
Other receivables and assets	191,911,550	163,222,181	28,689,369	24,958,642
Permanent assets	**29,623,970**	**29,579,268**	**44,702**	**38,324**
Investments	7,831,024	7,831,024	-	-
Premises and equipment and leased assets	8,916,147	8,890,753	25,394	23,417
Intangible assets	12,876,799	12,857,491	19,308	14,907
Total	**1,345,891,714**	**1,258,845,651**	**87,046,063**	**92,255,044**
Liabilities				
Current and long-term liabilities	**1,211,203,258**	**1,121,627,174**	**89,576,084**	**85,044,564**
Deposits	331,246,035	315,150,151	16,095,884	18,608,734
Securities sold under agreements to repurchase	192,448,586	187,074,139	5,374,447	10,049,405
Funds from issuance of securities	163,190,032	159,433,891	3,756,141	3,402,607
Interbank and interdepartmental accounts	23,683,087	20,751,460	2,931,627	3,082,288
Borrowing and on-lending	55,129,505	23,545,347	31,584,158	25,496,527
Derivative financial instruments	25,173,143	23,856,622	1,316,521	1,133,693
Technical provision for insurance, pension plans and capitalization bonds	265,241,027	265,228,458	12,569	6,464
Other liabilities:				
- Subordinated debts	54,518,101	41,018,363	13,499,738	13,571,749
- Others	100,573,742	85,568,743	15,004,999	9,693,097
Deferred income	**371,421**	**371,421**	-	-
Non-controlling interests in subsidiaries	**680,559**	**680,559**	-	-
Shareholders' equity	**133,636,476**	**133,636,476**	-	-
Total	**1,345,891,714**	**1,256,315,630**	**89,576,084**	**85,044,564**
				-
Net position of assets and liabilities			**(2,530,021)**	**7,210,480**
Net position of derivatives (2)			(44,521,944)	(63,324,679)
Other net off-balance-sheet accounts (3)			(221,672)	(643,360)
Net foreign exchange position (passive) (4)			**(47,273,637)**	**(56,757,559)**

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in off-balance-sheet accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$(654,308) thousand in the period and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the reserve for Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

						On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Current and long-term assets	**727,581,228**	**129,936,615**	**113,875,269**	**344,874,632**	**-**	**1,316,267,744**
Cash and due from banks	15,162,155	-	-	-	-	15,162,155
Interbank investments (1)	87,026,099	17,201,075	1,270,248	1,208,695	-	106,706,117
Securities and derivative financial instruments (1) (2)	422,547,183	13,977,232	53,284,775	96,690,174	-	586,499,364
Interbank and interdepartmental accounts	87,065,295	-	-	210,089	-	87,275,384
Loans and leases	31,231,753	67,382,366	46,603,733	183,495,322	-	328,713,174
Other receivables and assets	84,548,743	31,375,942	12,716,513	63,270,352	-	191,911,550
Permanent assets	**483,151**	**2,412,583**	**2,878,441**	**14,862,844**	**8,986,951**	**29,623,970**
Investments	-	-	-	-	7,831,024	7,831,024
Premises and equipment	128,140	640,702	768,842	6,548,543	829,920	8,916,147
Intangible assets	355,011	1,771,881	2,109,599	8,314,301	326,007	12,876,799
Total on June 30, 2019	**728,064,379**	**132,349,198**	**116,753,710**	**359,737,476**	**8,986,951**	**1,345,891,714**
Total on June 30, 2018	**682,674,784**	**104,151,708**	**112,757,496**	**330,452,105**	**9,382,673**	**1,239,418,766**
Liabilities						
Current and long-term liabilities	**677,638,972**	**80,799,217**	**97,468,532**	**345,691,486**	**9,605,051**	**1,211,203,258**
Deposits (3)	147,364,383	21,457,380	35,757,517	126,666,755	-	331,246,035
Securities sold under agreements to repurchase (1)	188,090,341	3,109,529	21,740	1,226,976	-	192,448,586
Funds from issuance of securities	6,317,374	29,490,414	41,451,093	85,931,151	-	163,190,032
Interbank and interdepartmental accounts	23,683,087	-	-	-	-	23,683,087
Borrowing and on-lending	9,291,607	15,221,455	12,085,752	18,530,691	-	55,129,505
Derivative financial instruments	13,340,019	595,713	3,337,311	7,900,100	-	25,173,143
Technical provisions for insurance, pension plans and capitalization bonds (3)	225,968,376	3,789,718	1,382,222	34,100,711	-	265,241,027
Other liabilities:						
- Subordinated debts	634	6,099,678	607,416	38,205,322	9,605,051	54,518,101
- Others	63,583,151	1,035,330	2,825,481	33,129,780	-	100,573,742
Deferred income	**371,421**	-	-	-	-	**371,421**
Non-controlling interests in subsidiaries	-	-	-	-	**680,559**	**680,559**
Shareholders' equity	-	-	-	-	**133,636,476**	**133,636,476**
Total on June 30, 2019	**678,010,393**	**80,799,217**	**97,468,532**	**345,691,486**	**143,922,086**	**1,345,891,714**
Total on June 30, 2018	**651,375,490**	**87,562,632**	**62,517,327**	**324,323,348**	**113,639,969**	**1,239,418,766**
Net assets accumulated on June 30, 2019	**50,053,986**	**101,603,967**	**120,889,145**	**134,935,135**		
Net assets accumulated on June 30, 2018	**31,299,294**	**47,888,370**	**98,128,539**	**104,257,296**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

32) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and management, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made in the first semester of 2019 was R$490,643 thousand (R$475,848 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,377,495 thousand in the first semester of 2019 (R$2,198,814 thousand in 2018).

Notes to the Consolidated Financial Statements

33) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Income before income tax and social contribution	**15,724,063**	**8,690,914**
Total burden of income tax and social contribution at the current rates (Note 3h)	(6,289,625)	(3,910,911)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	240,938	349,105
Net non-deductible expenses of nontaxable income	315,537	233,168
Interest on shareholders' equity (paid and payable)	1,573,642	1,604,284
Other amounts (1)	384,447	2,129,115
Income tax and social contribution for the period	**(3,775,061)**	**404,761**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 40% for 2019 and 45% for 2018, shown; and (iii) the deduction incentives.

b) Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand	
	2019	**2018**
Current taxes:		
Income tax and social contribution payable	**(5,964,631)**	**(3,475,157)**
Deferred taxes:		
Amount recorded/realized in the period on temporary differences	2,857,289	992,259
Use of opening balances of:		
Social contribution loss	(256,267)	(256,981)
Income tax loss	(428,114)	(277,122)
Constitution in the period on:		
Social contribution loss	4,664	1,285,728
Income tax loss	11,998	2,136,034
Total deferred tax assets	**2,189,570**	**3,879,918**
Income tax and social contribution for the period	**(3,775,061)**	**404,761**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

	R$ thousand			
	Balance on 12/31/2018	Amount recorded	Realized / Decrease	Balance on 06/30/2019
Allowance for loan losses	31,425,769	4,375,595	(2,308,133)	33,493,231
Civil provisions	2,218,971	377,562	(291,506)	2,305,027
Tax provisions	2,935,174	125,589	(70,581)	2,990,182
Labor provisions	2,380,578	521,406	(520,329)	2,381,655
Provision for devaluation of securities and investments	105,186	2,696	(1,338)	106,544
Provision for devaluation of foreclosed assets	665,765	162,921	(91,699)	736,987
Adjustment to fair value of trading securities	2,198,742	852,273	(1,231,752)	1,819,263
Amortization of goodwill	360,903	17,774	(13,854)	364,823
Provision for interest on shareholder's equity (1)		671,617		671,617
Other	4,099,057	1,718,774	(1,439,726)	4,378,105
Total deductible taxes on temporary differences	**46,390,145**	**8,826,207**	**(5,968,918)**	**49,247,434**
Income tax and social contribution losses in Brazil and overseas	6,679,495	16,662	(684,381)	6,011,776
Subtotal	**53,069,640**	**8,842,869**	**(6,653,299)**	**55,259,210**
Adjustment to fair value of available-for-sale securities	977,639	201,030	(516,841)	661,828
Total deferred tax assets (Note 3h and 10b)	**54,047,279**	**9,043,899**	**(7,170,140)**	**55,921,038**
Deferred tax liabilities (Note 33e)	**4,120,387**	**3,269,075**	**(262,349)**	**7,127,113**
Deferred tax assets, net of deferred tax liabilities	**49,926,892**	**5,774,824**	**(6,907,791)**	**48,793,925**
- Percentage of net deferred tax assets on capital (Note 31)	**42.3%**			**37.3%**
- Percentage of net deferred tax assets over total assets	**3.9%**			**3.6%**

(1) The tax credit on interest on shareholders' equity is accounted for up to the permitted tax limit.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15. In December, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new deferred tax assets, which was deferred on January 22, 2019, as at June 30, 2019, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$324,065 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand				
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2019	7,020,097	4,199,783	20,479	25,360	11,265,719
2020	8,465,167	5,062,746	61,971	36,625	13,626,509
2021	7,037,201	4,206,659	249,150	146,817	11,639,827
2022	5,363,019	3,207,498	694,024	412,356	9,676,897
2023	2,450,333	1,425,370	1,966,550	1,201,933	7,044,186
After 2023	505,722	303,839	327,847	868,664	2,006,072
Total	**30,841,539**	**18,405,895**	**3,320,021**	**2,691,755**	**55,259,210**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

Notes to the Consolidated Financial Statements

On June 30, 2019, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$52,836,223 thousand (R$52,138,303 thousand in 2018), of which: R$47,360,175 thousand (R$44,741,311 thousand in 2018) of temporary differences; and R$5,476,048 thousand (R$7,396,992 thousand in 2018) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

	On June 30 - R$ thousand	
	2019	**2018**
Fair value adjustment to securities and derivative financial instruments	3,927,862	624,190
Difference in depreciation	249,139	242,456
Judicial deposit and others	2,950,112	2,776,783
Total	**7,127,113**	**3,643,429**

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

Notes to the Consolidated Financial Statements

34) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On June 30 - R$ thousand					
			Unrealized gain/(loss) without tax effects			
	Book value	Fair value	In income statement		In shareholders' equity	
	2019		2019	2018	2019	2018
Securities and derivative financial instruments (Notes 3e, 3f and 7)	586,499,364	598,257,092	20,486,070	(593,521)	11,757,728	1,293,276
- Adjustment of available-for-sale securities (Note 7bII)			8,728,342	(1,886,797)		
- Adjustment of held-to-maturity securities (Note 7c item 4)			11,757,728	1,293,276	11,757,728	1,293,276
Loan and leases (Notes 2, 3g and 9) (1)	426,883,572	428,838,856	1,955,284	711,158	1,955,284	711,158
Investments (Notes 3j and 12) (2)	7,831,024	22,654,506	14,823,482	18,935,443	14,823,482	18,935,443
Treasury shares (Note 22d)	440,514	1,161,540	-	-	721,026	252,390
Time deposits (Notes 3n and 15a)	191,179,217	190,925,765	253,452	265,292	253,452	265,292
Funds from issuance of securities (Note 15c)	163,190,032	162,648,164	541,868	695,051	541,868	695,051
Borrowing and on-lending (Notes 16a and 16b)	55,129,505	55,755,598	(626,093)	176,890	(626,093)	176,890
Subordinated debts (Note 18)	54,518,101	55,352,373	(834,272)	(390,645)	(834,272)	(390,645)
Unrealized gains excluding tax			**36,599,791**	**19,799,668**	**28,592,475**	**21,938,855**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on June 30, 2019, amounted to R$971,093,940 thousand (R$843,865,461 thousand in 2018).

c) Consortium funds

	On June 30 - R$ thousand	
	2019	**2018**
Monthly estimate of funds receivable from consortium members	668,971	648,493
Contributions payable by the group	32,124,699	30,638,913
Consortium members - assets to be included	28,006,959	26,553,286
Credits available to consortium members	6,424,688	6,162,460

	On June 30 - In units	
	2019	**2018**
Number of groups managed	3,516	3,489
Number of active consortium members	1,538,502	1,443,669
Number of assets to be included	622,728	616,613

d) As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until June 30, 2019, the accounting pronouncements approved by CMN and adopted by Bradesco in prior periods were as follows:

- Resolution No. 3,566/08 – Impairment of Assets (CPC 01);
- Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);
- Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);
- Resolution No. 3,973/11 – Subsequent Event (CPC 24);
- Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);
- Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);
- Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1);
- Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1); and
- Resolution No. 4,636/18 – Related Party Disclosures (CPC 05 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC accounting pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

e) In the first semester of 2019, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	The calculation basis was made up of Interbank Deposits issued to Leasing Companies.	As from July 15, 2019, the Interbank Deposits issued to Leasing Companies were revoked from the calculation basis.
	The compulsory reserve on long-term funds was 33%, based on the calculation basis defined in regulations.	As from July 15, 2019, the compulsory reserve on long-term resources decreased to 31%, based on the calculation defined in regulations.

Notes to the Consolidated Financial Statements

f) On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million and it is subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities.

Management Bodies

Base Date July 22, 2019

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger

Deputy Officers
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
Amilton Nieto
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Antonio Gualberto Diniz
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
Frederico William Wolf
João Albino Winkelmann
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Lucio Rideki Takahama
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Aparecido dos Santos
Paulo Eduardo Waack
Roberto Medeiros Paula
Waldemar Ruggiero Júnior

Officers
Albert Adell Roso
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Antranik Haroutiounian
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Gilvandro Matos Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Marcos Antônio Martins
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Roberto França
Romero Gomes de Albuquerque
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
João Pedro da Silva Villela
Joel Queiroz de Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Milton Matsumoto - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Wilson Antonio Salmeron Gutierrez
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Valdirene Soares Secato (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Frederico William Wolf
Nairo José Martinelli Vidal Júnior
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Alexandre da Silva Glüher - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Eurico Ramos Fabri
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
Glaucimar Peticov
Leandro de Miranda Araujo
Marcos Aparecido Galende

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira - Coordinator
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Walter Luis Bernardes Albertoni

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
-
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Oswaldo Tadeu Fernandes
Accountant – CRC 1SP271968/O-5

Independent Auditors' Report on the Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To
The Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of June 30, 2019 and the respective consolidated statements of income, changes in shareholders' equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of June 30, 2019, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts
As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements, is R$ 36,729,366 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2,682/99, with rating "AA" being the minimum risk level, and "H" the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco's best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit approached this matter
We evaluate the design and operating effectiveness of the key internal controls related to the approval processes, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy

Independent Auditors' Report on the Consolidated Financial Statements

of the allowance for doubtful accounts. We also evaluate, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2,682/99, related to the determination of the allowance for doubtful accounts. We also evaluated the disclosures made in the consolidated financial statements, included in Notes 3g and 9.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the allowance for doubtful accounts, as well as the respective disclosures of Bradesco, in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Measurement and evaluation of derivative financial instruments and securities
As disclosed in the Notes 3e, 3f, 7 and 34a, derivative financial instruments amount to R$ 23,806,584 thousand (assets) and R$ (25,173,143) thousand (liabilities) and securities amount to R$ 562,692,780 thousand. For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as Available for Sale and Held to Maturity are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination. Therefore, we consider the measurement of the market value and assessment of indicators of evidence of impairment losses of these financial instruments as a significant issue in our audit.

How our audit approached this matter
We evaluate the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used. Additionally, we recalculate, on a sample basis, the market value of these financial instruments, as well as analyze the policies criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements described in Notes 3e, 3f, 7 and 34a.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of financial instruments, the evaluation of indicators of impairment losses and respective disclosures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Provisions and contingent liabilities - tax, civil and labor
As described in Notes 3p and 17, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,167,416 thousand, R$ 5,841,392 thousand, and R$ 5,986,339 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco's professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this as a significant matter in our audit.

How our audit approached this matter
Our audit procedures included the evaluation of the design and operating effectiveness of the key internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. We evaluated the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. In addition, with the support of our legal experts, we evaluated the likelihood of unfavorable outcome and the documentation and information related to the main tax and civil matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and

Independent Auditors' Report on the Consolidated Financial Statements

amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the tax, civil and labor provisions and contingent liabilities of Bradesco, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Impairment of assets
The consolidated financial statements include deferred tax assets in the amount of R$ 55,921,038 thousand (Note 33) and intangible assets, which include goodwill on acquisitions in the amount of R$ 5,012,364 thousand and other intangible assets in the amount of R$ 4,529,055 thousand (Note 14) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluates the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections, or, at least, indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider that this area is relevant to our audit.

How our audit approached this matter
On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. We evaluate the reasonableness and consistency of the data used for preparing the technical studies, the assessment of the existence of indicators of impairment losses of those assets. In addition, for the deferred tax assets, we test we evaluate the mathematical calculations included in the technical studies of realization of respective tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of recoverable amounts of the assets and the respective disclosures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Technical Provisions – Insurance and Pension Plans
As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 256,703,344 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 4,442,040 thousand, Provisions for Claims Incurred and Not Sufficiently Reported (IBNeR) and Provisions for Losses to be Liquidated (PSL) in the amount of R$ 5,972,447 thousand, Provisions for Unearned Premiums in the amount of R$ 155,292 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,444,434 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 9,153,658 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 1,925,656 thousand, Provisions for Related Expenses in the amount of R$ 702,508 thousand and Other Technical Provisions in the amount of R$ 2,007,136 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, mortality, longevity, persistency and interest rates. Due to the relevance of Technical Provisions and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test would have in the consolidated financial statements, we consider this matter relevant to our audit.

How our audit approached this matter
On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the Liability Adequacy Test. With the technical support of our actuarial specialists, we evaluate the methodologies, the consistency of data and reasonability of the assumptions, such as expectations of loss ratio, mortality, longevity, expectation of permanence and interest rates used for measuring the Technical Provisions and the Liability Adequacy Test, as well as, on a sample basis, the recalculation of

Independent Auditors' Report on the Consolidated Financial Statements

the technical provisions and the liability adequacy test. In addition, we test the data used in the actuarial calculations. Our audit

procedures also included the evaluation of the disclosures made in the consolidated financial statements, in special the disclosure to financial instruments asset offered to cover the Technical Provisions.

Based on evidence obtained from the procedures summarized above, we considered adequate the level of provision and the respective disclosures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technological systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter

We analyze the design, the implementation and the operating effectiveness of access key controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2019.

Other matters

Statement of added value

The consolidated statement of added value for the semester ended June 30, 2019, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the semester ended June 30, 2019 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated July 24, 2019.

Independent Auditors' Report on the Consolidated Financial Statements

Other information that accompany the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions

Independent Auditors' Report on the Consolidated Financial Statements

that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current semester, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, July 24, 2019

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

Audit Committee Report Summary

To the Board of Directors of the

BRADESCO ORGANIZATION

- **PRESENTATION**

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/04, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 – Lei das S/A (Corporation Law) and the Sarbanes-Oxley Act – for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, possessing its own Internal Regulation, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The Audit Committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the individual and consolidated financial statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Audit Committee is composed of a Board of Directors' Member – Milton Matsumoto (coordinator), Paulo Roberto Simões da Cunha (financial specialist), Wilson Antonio Salmeron Gutierrez, Paulo Ricardo Satyro Bianchini and José Luis Elias. All the members meet the independence criteria set out in the current legislation.

- **DUTIES AND RESPONSIBILITIES**

  - **Management of Banco Bradesco and its Affiliated Companies**

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOX); (ii) for preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations, and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, to acceptable levels of risk factors.

  - **Internal Audit**

Area directly subordinate to the Board of Directors. It responds by conducting periodic assignments, focused on the main risks, evaluating, wide and independently, the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Regulation, the Work Plan and the Annual Report on the Activities of the Internal Audit.

Audit Committee Report Summary

- **Independent Audit**

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual financial statements published and for the revision of the quarterly information (ITRs) filed with the CVM, issuing reports that reflect the results of their verifications and present their independent opinion regarding the reliability of the financial statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

- **Risk Monitoring – Internal Controls**

The Department of Risk Management (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the integrated vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

The stated strategic management comprises the System of Internal Controls in the Bradesco Organization, activities exercised by the Independent Unit of the commercial areas. During the first semester of 2019 we followed up the work focused on the evaluation of the adherence of the System of Internal Controls and in the identification, monitoring and management of the more relevant risks to which the Organization is exposed.

- **Compliance**

The Department of Compliance, Conduct and Ethics (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Program of Corporate Conduct (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, corporate / competitive conducts and anti-corruption.

- **Customer Call Center (SAC)**

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of clients and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Affiliated Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Area (Bradesco and Grupo Bradesco Seguros).

Audit Committee Report Summary

- **SUMMARY OF ACTIVITIES – FIRST SEMESTER OF 2019**

The Committee has participated in 151 meetings, especially those with the Board of Directors, with the Fiscal Council, with executives from the areas of Business, Information Technology, Internal Control, Compliance and Risk Management, with the Internal and Independent Audit, and with the Central Bank of Brazil and the Superintendence of Private Insurance. The meetings, duly formalized in Minutes, are presented as:


By Institutions
Authorized to operate by Bacen (Central Bank of Brazil) 118 Meetings
78%
6%
Area of Health 9 Meetings
16%
Areas of Insurance, Pension and Capitalization 24 Meetings


By Lines of Defense
51,4%
15,5%
13,6%
15,8%
3,7%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors and Fiscal Council, Coaud

In the scope of Continuing Education, the members of the Committee participate in congresses, seminars and refresher courses and technical/professional development, which totaled 145 hours in the first semester of 2019.

The Work Plan of the Audit Committee, for the period mentioned, had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

- **Allowance for Loan Losses:** impairment – loans and advances portfolio, including guarantees, sureties and debentures;
- **Fair value of financial instruments**: measuring the fair value of derivative instruments, available-for-sale securities and trading, and their impacts when IFRS 9 is applied;
- **Provisions and Contingent Liabilities:** integrity of the database, criteria adopted for the accounting provisions and their respective sufficiencies;

Audit Committee Report Summary

- **Recoverable value of assets – Tax Credits and Premiums**: achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;

- **Technical Provisions from Insurance, Pension Plans and Capitalization:** premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);

- **Relationship with Clients:** regulatory compliance in meeting the consumer service standards: Customer Service (SAC/Ombudsman), Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Protection and Consumer Rights Program (Procon): commitment signed at the time of acquisition of HSBC;

- **Management of loan portfolios**: evolution of different loan portfolios in the face of the economic framework, renewals, recoveries and concessions of new credits;

- **Compliance**: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;

- **Prevention of Money Laundering and Terrorism Financing:** continuous improvement in the management of the Prevention of Money Laundering process based on the results of the regular inspections of the Internal and External Bodies, in the best practices of management (methodologies, tools and people) and in the adoption of a hybrid centralized model, allowing the work of Corporate Security, the current manager of the theme of Prevention of Money Laundering in the Bradesco Organization, to be conducted with a centralized view of analysis and clearance considering the higher risk financial transactions occurring in the business deals and in current accounts;

- **Internal Control Systems:** effective action of the first three lines of defense, as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes;

- **Applications and information technology general controls:** change management, security (logical and physical), computing operation and register, incident analysis and resolution and problems; and

- **Cyber Security Process:** continuous follow-up of security measures, mitigating the associated risks.

- **Internal Audit**

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Audit Committee with the Internal Audit.

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

Audit Committee Report Summary

It is a relevant fact that the Internal Audit obtained in the first semester of 2019, from the entity IIA, their "Recertification of Quality".

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

- **Independent Audit**

With respect to the Audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in the first semester of 2019, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented, in a timely manner, the results and main conclusions to the Audit Committee.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the Financial Statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigation.

The Audit Committee has evaluated the proposals presented by KPMG to perform Other Services, in relation to the verification of the absence of conflicts of interest or risk of loss of independence.

Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", **the Committee considers that the assignments were adequate to the business of the Organization.**

- **Monitoring: Risks, Internal Controls and Compliance**

In the meetings in the first semester of 2019 with the area responsible for the Integrated Control of Risks (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, weekly, the Audit Committee through the reports received, monitors the results of the "trading" portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Minimum Liquidity Reserve (RML) and Liquidity Coverage Ratio (LCR). The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the "Banking" Portfolio with the correspondent Economic Value of Equity (ΔEVE).

For the Credit Risks, monthly, the Committee meets with the area responsible for the Integrated Control of Risks for assessment of the evolution of the main Loan Portfolios, delinquency levels by individuals, legal entities and their respective Segments, as well as by modalities and sectors of the economy. In these meetings verifications are made as to the sufficiencies of provision, concentration levels and approaches for credit recovery.

During the first semester of 2019, the Audit Committee monitored the work of the Department of Integrated Control of Risks (DCIR), in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

Extensive follow up of the activities and results of the assignments of the Department of Compliance, Conduct and Ethics (DCCE).

The evaluations were completed at the time of the meetings with the various business and control areas, with the Independent and Internal Audits, in the monitoring of the main processes, and Management's commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allow the Audit Committee to recognize that the activities carried out in the context of Risks, Compliance and Corporate Internal Control System are properly routed,

Audit Committee Report Summary

considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial

reports, as well as the compliance with internal and external standards to which the transactions are subjected.

- **Customer Call Center (SAC)**

In the meetings of the area of Ombudsman (Bradesco and Grupo Bradesco Seguros) with the Audit Committee specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current normatized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of Areas in the marketing of products and services of the Bradesco Organization.

- **Financial Statements of Banco Bradesco and Affiliated Companies**

The Committee met with the areas of General Accounting (CG), Controllership, Internal Audit (IGL) and Independent Audit (KPMG) to assess the financial statements, the occasion in which the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published were verified.

The accounting practices adopted were also examined, in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the Balance Sheet of June 30, 2019, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

By recommendation of the Audit Committee for the Grupo Bradesco Seguros (GBS) the practice for the choice of the company responsible for the Actuarial Audit was established, according to the provisions of CNSP Resolution No. 321/15, which shall be different than the one responsible for the Financial Statements Audit. The entity Ernst Young was hired.

Also, by recommendation of the Audit Committee, the main joint-stock companies in the Bradesco Conglomerate and the Grupo Bradesco Seguros in their Consolidated, published their Financial Statements together with the audit reports, including the Key Audit Matters (PAAs).

The Audit Committee held a semiannual meeting with the Board of Directors and with the Fiscal Council, **at which time it presented the results of the work of its activities.**

Audit Committee Report Summary

- **CONCLUSION**

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the Balance Sheet ended on June 30, 2019, accompanied by the Report of the Independent Auditors issued with no exceptions, recommends to the Board of Directors the approval of the mentioned Financial Statements.

Cidade de Deus, Osasco, SP, July 24, 2019.

MILTON MATSUMOTO
(Coordinator)

PAULO ROBERTO SIMOES DA CUNHA
(Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ
(Member)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco) for the first semester of 2019, and based on: (i) the Independent Auditors' Opinion on that date; (ii) the technical feasibility study for use of deferred tax assets, prepared by Bradesco's Management, in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM; the Resolution No. 3,059/02, of National Monetary Council; and the Circular Letter No. 3,171/02, of the Central Bank of Brazil, whose amounts are recognized in the respective Notes; (iii) the meetings with Independent Auditors; (iv) the reports of the Bradesco's Audit Committee; (v) the document analysis and heavy flow of information received; and (vi) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined reflect the assets, financial status and activities developed by Bradesco during the first semester of 2019, supporting the Audit Committee's judgment that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operational efficiency.

In view of the Opinion, the members of the Fiscal Council are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Central Bank of Brazil, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, July 24, 2019.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Walter Luis Bernardes Albertoni

For further information, please contact:

Board of Executive Officers

Leandro de Miranda Araújo

Executive Deputy Officer and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco